As filed with the Securities and Exchange Commission on May 3, 2005.

Registration No. 333-121472

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

to

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SOUND SURGICAL TECHNOLOGIES INC.

(Name of small business issuer in its charter)

Delaware	3841	61-1480203
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

357 South McCaslin Boulevard

Suite 100

Louisville, Colorado 80027-2932

(303) 926-8608

(Address and telephone number of principal executive offices and principal place of business)

Donald B. Wingerter, Jr., Chief Executive Officer

Sound Surgical Technologies Inc.

357 South McCaslin Boulevard

Suite 100

Louisville, Colorado 80027-2932

(303) 926-8608

(Address and telephone number of agent for service)

Copies to:

Robert W. Walter, Esq. Robert W. Walter, P.C. 9660 East Prentice Circle Greenwood Village, Colorado 80111 (303) 667-7193 Fax: (720) 221-8162	Thomas J. Poletti, Esq. Kirkpatrick & Lockhart Nicholson Graham LLP 10100 Santa Monica Boulevard, 7th Floor Los Angeles, California 90067 (310) 552-5000 Fax: (310) 552-5001

Approximate date of commencement of proposed sale to public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☒

If this Form is used to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated May 3, 2005

3,300,000 Shares

Common Stock

This is our initial public offering of shares of our common stock. We are offering 3,300,000 shares. We expect that the public offering price will be between $5.50 and $7.50 per share.

Currently, no public market exists for shares of our common stock. Our common stock has been approved for listing, subject to notice of issuance, on the American Stock Exchange under the symbol “LSV”.

The underwriters may also purchase up to an additional 450,000 shares of common stock from us and 45,000 shares from a selling stockholder at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments, if any. We will not receive any of the proceeds from the sale of shares by the selling stockholder if the underwriters’ over-allotment is exercised.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 6.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

As additional compensation to the managing underwriter, we have agreed to grant to it a warrant to purchase up to an aggregate of 231,000 shares of our common stock at an exercise price equal to 125% of the public offering price per share. The warrant is exercisable during the period beginning one year after the date of this prospectus and ending on the fifth anniversary of the date of this prospectus. We have also agreed to pay the managing underwriter a non-accountable expense allowance of 2.875% of the gross proceeds of this offering.

The underwriters are offering the shares on a firm commitment basis. The underwriters expect to deliver the shares to purchasers on or about                     , 2005.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Roth Capital Partners Stifel, Nicolaus & Company

         Incorporated

The date of this prospectus is                     , 2005.

theVASER® system

LipoSelection…only by Vaser

BEFORE

AFTER

BEFORE

AFTER

BEFORE

AFTER

These patients' results may or may not be representative of the total population of LipoSelection patients and results vary from patient to patient.

Sound Surgical Technologies Inc.

LIPOSELECTION℠

only by VASER®

www.liposelection.com

PROSPECTUS SUMMARY

This summary only highlights the more detailed information appearing elsewhere in this prospectus. As this is a summary, it does not contain all of the information that you should consider in making an investment decision. You should read this entire prospectus carefully, including the information under “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before investing in our common stock. We describe in this prospectus the business that we will acquire from Sound Surgical Technologies LLC, or SST LLC.

Our Business

Sound Surgical is a specialty medical device company that develops, manufactures, markets and sells proprietary ultrasonic-based products used to break up and remove fat deposits from the human body. Known as lipoplasty, fat removal is the most common aesthetic procedure performed by specialist physicians in body contouring and cosmetic surgeries. We sell our patent-protected surgical technologies as the VASER® System and we have named our VASER-based lipoplasty technique, LipoSelectionSM. We believe our VASER System’s innovative ultrasound-based lipoplasty technologies provide an attractive alternative to other fat removal techniques used in aesthetic and cosmetic surgery. Unlike traditional liposuction which uses a suction cannula with sharp-edged ports to tear fatty tissue from surrounding tissues, the VASER System uses ultrasonic energy to selectively target and break up fat deposits leaving surrounding tissues largely intact. Physicians report that LipoSelection results in low levels of patient complications, and limited post-operative bruising and pain. Due to these important benefits we believe we have an opportunity for LipoSelection to become the new standard of care for lipoplasty procedures.

We began to commercially market the VASER System in March 2001. As of December 31, 2004, we had an installed base of over 200 VASER Systems. We sell and lease the VASER System on a fee per procedure, or FPP, basis. In the third and fourth quarters of 2004 we received reports from our physician customers of 940 and 1,400 LipoSelection procedures, respectively. This does not include additional procedures conducted using the 100 systems that we sold before transitioning to our FPP revenue model. We generated revenues of approximately $4.2 million in 2004, compared to $1.7 million in 2003. We have a portfolio of intellectual property including 11 issued U.S. patents and six U.S. pending patent applications related to the VASER System, principal components and related applications of ultrasonic technology.

We currently market the VASER System domestically to plastic and cosmetic surgeons, other specialist physicians, free-standing surgery centers, and hospitals through our direct sales force. In international markets, we maintain two direct sales representatives and have distribution arrangements with three distributors who serve portions of the European Union and South Korea. Following this offering, we expect to significantly increase our sales and marketing activities to expand our customer base and heighten consumer awareness of the benefits of LipoSelection. To reinforce and capitalize on this consumer awareness, we intend to establish up to four LipoSelection Centers of America over the next 12 to 24 months to offer outpatient body sculpting and cosmetic procedures using the VASER System. We believe that LipoSelection Centers will help establish LipoSelection as the consumer choice for lipoplasty, demonstrate the scalability of our business, grow our revenues, and enable us to train more physicians in the use of our VASER System.

Our Opportunity

The American Society for Aesthetic Plastic Surgery, or ASAPS, estimated that $7.7 billion was spent in the U.S. during 2004 on cosmetic surgical procedures, excluding surgical facility fees and other miscellaneous expenses. In February 2005, ASAPS published cosmetic surgery statistics indicating that the number of cosmetic surgical procedures performed in the United States increased 17% from 2003 to 2004. Liposuction was the most popular cosmetic surgical procedure performed in 2004, accounting for 478,000 procedures, an increase of 24% from 2003. While the majority of liposuction procedures have been performed on women, men undergoing cosmetic surgical procedures accounted for 11% of the total. Internationally, the German Society for Liposuction estimated in 2000 that approximately 250,000 lipoplasty procedures were performed annually in the European Union countries.

Our Solution

We believe that LipoSelection by VASER offers physicians and patients significant clinical benefits without many of the drawbacks associated with other available lipoplasty methods. These benefits include:

•	Ultrasonic energy selectively targets and breaks up fat deposits. As opposed to traditional liposuction which uses the cutting action of a suction cannula with sharp-edged ports to separate fatty tissue from surrounding tissues, LipoSelection uses ultrasound waves to selectively target and break up fat deposits, leaving surrounding tissues largely intact.

•	Excellent clinical outcomes. In an independent, peer-reviewed published study conducted by three leading plastic surgeons, none of the 77 patients who received LipoSelection experienced complications of the sort associated with traditional ultrasonic liposuction reported in medical literature such as seromas, burns or contour irregularities, and no secondary body-contouring procedures were undertaken to improve results, as sometimes occur with traditional liposuction procedures.

•	Low complication rates and post-surgical pain. The published study found that postoperative bruising and swelling following LipoSelection procedures were minimal while patient and surgeon satisfaction was high.

•	Ease of physician use. An article in a professional publication, Clinics in Plastic Surgery, indicates that performing lipoplasty with the VASER System requires considerably less physical effort than traditional liposuction.

Our Products

The VASER System is designed for use in a variety of surgical settings and includes the following major components:

•	VASER Amplifier. Our amplifier delivers controlled energy to the handpiece which produces ultrasonic energy that is transmitted to a patented grooved probe in either pulsed or continuous wave modes.

•	Handpiece and Detachable Probes. The VASER handpiece is a light, compact and ergonomically designed instrument that is matched with interchangeable titanium probes featuring different diameters, lengths, and tip designs.

•	VentX Aspiration and Infusion System. A console with a built-in motor and pump, this system is used to introduce saline solutions at controlled, variable rates and to vacuum away fat globules suspended in the saline solution, or emulsified fat, with our patented, precision vented handpiece and cannula.

•	VentX Precision Fluid Management System. Our Precision Fluid Management System accurately tracks infused fluid volume to +/- 1cc.

•	Sound Surgical Skin Ports. Our ports are designed to protect the skin and to provide the surgeon with easy access through incisions that are less than 4mm in length for infusion of fluids and ultrasonic fragmentation and aspiration, or removal using a suction device, of emulsified fat.

•	Accessories. The VASER System comes with a selection of disposable suction and infusion tubing and two different size canisters for collection of emulsified fat.

Our Strategy

Our goals are to make LipoSelection the first choice for lipoplasty among physicians and consumers, and to become the leading provider of innovative, proprietary, high margin ultrasonic medical devices to remove fat deposits. To achieve these objectives, we are implementing the following business strategies:

•	establish LipoSelection as the standard of care for lipoplasty;

•	expand sales, marketing and training efforts directed to our existing and potential customers;

•	increase consumer awareness of LipoSelection to drive revenues;

•	use our fee per procedure revenue model to augment our long-term financial results and maintain high gross margins; and

•	continue our enhancement of the VASER System and its functionality.

Our Organization

Prior to the consummation of this offering, we will convert via merger from a limited liability company into a corporation named Sound Surgical Technologies Inc. We refer to this transaction as the merger throughout this prospectus. The equity holders of SST LLC will receive 6,755,100 shares of our common stock on completion of the merger but will receive no other consideration.

Sound Surgical Technologies Inc., and its wholly-owned subsidiary, LipoSelection Centers of America Inc., were incorporated in Delaware in December 2004. Sound Surgical Technologies LLC was organized in Colorado in July 1998. Unless the context otherwise requires, the terms “Sound Surgical,” “we,” “us,” “our company” and “our” in this prospectus refer to Sound Surgical Technologies Inc., including its subsidiary, and its predecessors in interest, SST LLC and Sound Surgical Sales, LLC. Our principal executive offices are located at 357 South McCaslin Boulevard, Suite 100, Louisville, Colorado 80027-2932, and our telephone number is (303) 926-8608. We maintain web domain names with common content at www.soundsurgical.com, www.liposelection.com, and www.vaser.com. The information contained in, or accessible through, our website is not part of this prospectus and you should not rely upon any information on the website in conjunction with this offering.

This prospectus refers to trademarks we own, as well as those owned by other companies and organizations. VASER®, LipoSelectionSM, Science to Surgery® and VentX™ are trademarks or service marks of Sound Surgical. Trademarks owned by others that appear in this prospectus are the property of their respective owners.

Our consolidated historical financial statements and financial and operating data that appear elsewhere in this prospectus reflect the operations and financial position of Sound Surgical Technologies LLC and its wholly-owned subsidiary, Sound Surgical Sales, LLC. This prospectus does not include the financial statements of Sound Surgical Technologies Inc. since, as described above, it recently was formed for the purpose of effectuating this offering. All information in the prospectus reflects a 2000 for 1 stock split effective October 4, 2004 and a 1.15 for 1 stock split prior to the effective date of this offering.

Risks Affecting Us

Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary. If other methods of performing lipoplasty are introduced that are more effective than ours or patients experience poor clinical outcomes after having fat removed using the VASER System, the adoption of the VASER System and growth in our future revenues will be severely harmed. We may be unable to expand the market for the VASER System or to successfully sell the VASER System, which would limit our ability to increase our revenues. The investment we make in our sales, marketing and training initiatives may not provide adequate returns to us, and our revenues may not increase enough to offset the associated higher costs. Our establishment of LipoSelection Centers may be unsuccessful and harm our operating results. Our business is subject to extensive regulation by the FDA and analagous international agencies that regulate virtually all aspects of our design, manufacture, marketing, sale and distribution of the VASER System. From our inception through December 31, 2004, we have incurred losses every quarter and, as of December 31, 2004, we had an accumulated deficit of approximately $12.8 million. We may never generate sufficient revenues from product sales and use fees to achieve profitability.

The Offering

Common stock offered by us	3,300,000 shares

Common stock outstanding after this offering	10,055,100 shares

Use of proceeds

We intend to use the proceeds to expand our sales, marketing and training initiatives, including establishing up to four LipoSelection Centers, increase the number of VASER Systems we own and place with customers under operating leases, which we refer to as the VSP program, and increase our manufacturing capacity for VASER Systems, to repay outstanding debt obligations of approximately $1.5 million, to fund development of product enhancements relating to the VASER System and its components, and for working capital and general corporate purposes. For additional information, please see “Use of Proceeds.”

American Stock Exchange symbol	LSV

The number of shares of common stock outstanding after this offering is based on 6,755,100 shares outstanding as of December 31, 2004 and gives effect to the merger, including the conversion of all outstanding shares of our Series A cumulative convertible redeemable preferred stock, which we refer to as the Series A preferred stock, into 138,000 shares of common stock on consummation of this offering, but excludes:

•	1,684,750 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2004 with a weighted average exercise price per share of $3.07;

•	802,700 shares of common stock issuable on exercise of outstanding warrants as of December 31, 2004 with an exercise price per share of $3.59;

•	400,000 shares of common stock reserved for future issuance upon the exercise of options available for future grant under our 2005 Stock Incentive Plan; and

•	231,000 shares of common stock issuable on exercise of warrants to be issued to the underwriters in connection with this offering at an assumed exercise price of $8.13 per share (based on an assumed initial public offering price of $6.50 per share).

Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise the over-allotment option granted to them by us as to 450,000 shares of common stock and by a selling stockholder as to 45,000 shares of common stock, and has been adjusted to reflect an assumed initial public offering price of $6.50 per share, which is the midpoint of the price range on the cover of this prospectus.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale of these securities is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Summary Consolidated Financial Data

The following tables present our summary consolidated historical financial information. You should read this information together with the consolidated financial statements and related notes, unaudited as adjusted financial information and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Years Ended December 31,
	2003	2004
	(Restated)
	(in thousands, except share, per share and other data)
Statement of Operations Data:
Revenues
Product sales and services	$1,554	$3,155
Use fees	97	677
Gain on sales of sales-type leases	—	324

Total revenues	1,651	4,156

Costs and expenses
Cost of goods sold	545	1,245
General and administrative(1)	2,667	1,992
Sales and marketing	2,583	5,264
Research and development	281	218

Total costs and expenses	6,076	8,719

Loss from operations	(4,425)	(4,563)
Total other expense	(101)	(36)

Net loss	$(4,526)	$(4,599)
Preferred stock dividends	54	55

Net loss available to common stockholders	$(4,580)	$(4,654)

Pro forma net loss per share - basic and diluted	$(1.01)	$(0.83)

Pro forma weighted average shares of common stock outstanding - basic and diluted	4,544,557	5,599,196

Other Data — (unaudited)(2):
Installed VASER Systems — sold and leased	68	240
Reported procedures	198	3,254

	As of December 31, 2004
	Actual(3)	As Adjusted(4)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,032	$19,734
Working capital	1,944	20,505
Total assets	4,889	22,251
Non-current liabilities	195	195
Stockholders’ equity	2,800	21,361

(1)	Includes $1.4 million in non-cash compensation recognized in 2003 related to options.
(2)	Installed VASER Systems data includes systems sold under our sales-type leases, sold on an outright basis, and systems placed under the VSP program. Reported procedures does not reflect all procedures performed using the VASER System, as systems sold on an outright basis have no reporting requirements.
(3)	The actual consolidated balance sheet data as of December 31, 2004 gives effect to the merger of SST LLC into us, including the conversion of 276,000 shares of Series A preferred stock into 138,000 shares of common stock.
(4)	The as adjusted consolidated balance sheet data as of December 31, 2004 gives effect to our issuance and sale of 3,300,000 shares of common stock in this offering at the assumed initial public offering price of $6.50 per share, which is the mid-point of the price range set forth on the cover page of this prospectus, less underwriting discounts and commissions, the 2.875% non-accountable expense allowance and estimated offering expenses.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Accordingly, you should carefully consider the following risks, which we believe are the material risks currently associated with investing in our common stock, and all other information contained in this prospectus before purchasing our common stock. If any of the following risks occurs, our business, prospects, reputation, results of operations or financial condition could be harmed. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks described below.

Risks Relating to Our Business

We have incurred significant operating losses since our inception in July 1998, and if we do not achieve profitability you may lose your entire investment.

We began selling the VASER System in March 2001 and have yet to demonstrate that we can generate sufficient system sales and use fees to become profitable. We have incurred significant net losses since our inception in July 1998, including net losses of approximately $4.6 million in 2003 and $4.7 million in 2004. At December 31, 2004, we had an accumulated deficit of approximately $12.8 million. The extent of our future operating losses and the timing of our profitability are highly uncertain, and we may never generate sufficient revenues to achieve or sustain profitability.

Our independent auditors have raised doubts about Sound Surgical’s ability to continue as a going concern.

Based upon funds available to us at December 31, 2004, our independent auditors expressed doubt about our ability to continue as a going concern if we are unable to raise additional funds. In this regard, see the explanatory paragraph in our auditor’s report on page F-2 of this prospectus. In addition, we have budgeted a significant portion of the proceeds of this offering to expand our sales, marketing and training initiatives. If our revenues fail to grow at a pace rapid enough to offset planned increases in these expenses or if we are unable to curb our losses and achieve profitability, the value of your investment may be lost.

If we are unable to sell the VASER System to plastic and cosmetic surgeons or other specialist physicians, and to properly and adequately train them in its use, our ability to increase our revenues will be limited.

We are focusing our sales, marketing and training efforts for the VASER System on plastic and cosmetic surgeons, as well as other specialist physicians with aesthetic-related practices. These physicians are targeted by companies selling many different types of medical devices, and we may face difficulties in selling the VASER System to them. In particular, physicians may be reluctant to alter their existing practices, especially physicians trained in traditional liposuction techniques. Because there is a learning process involved for physicians to become proficient in the use of the VASER System, it is critical to the success of our sales efforts to adequately train physicians in the LipoSelection technique and to provide them with adequate instruction in the use of the VASER System. Although we inform physicians of technique-based risks when performing LipoSelection, we cannot assure you that our training will prevent complications or poor clinical outcomes. Convincing physicians to dedicate the time and effort necessary for adequate training is challenging, and we cannot assure you that we will be successful in these efforts. If physicians are not properly trained, they may misuse or ineffectively use the VASER System. Physicians will not recommend use of the VASER System if clinical and other data call into question the safety and efficacy of the VASER System relative to competing products, or if the VASER System does not best meet the particular needs of the individual patient. If we are unable to sell the VASER System to plastic and cosmetic surgeons or other specialist physicians or if clinical outcomes were judged unacceptable by physicians who perform lipoplasty procedures using the VASER System, our growth could be harmed. If our growth declines, our stock price and the value of your investment may fall.

If clinical outcomes in lipoplasty procedures performed using the VASER System do not meet patient expectations, our growth may be severely harmed and cause our stock price to decline.

We are unable to predict whether clinical outcomes in lipoplasty procedures using the VASER System will meet patient expectations, as lipoplasty results are based both on tangible factors and personal perceptions over which we have no control. Clinical outcomes vary depending on many factors, including:

•	patient physical condition, physiology, anatomy, age and medical history;

•	the location and type of fat deposits selected for removal;

•	whether the patient previously has had lipoplasty;

•	the extent to which other lipoplasty procedures are used in conjunction with the VASER System;

•	the amount and type of ultrasonic energy and the size of probes used to break up fat deposits;

•	difficulties encountered during the procedure; and

•	quality of post-surgical care and patient observation of post-surgery instructions.

All currently marketed lipoplasty techniques, including those offered by us and our competitors, carry common patient outcome risks, such as:

•	overaggressive lipoplasty by any technique, especially when carried out very close to the skin, can compromise the blood supply to the overlying skin, leading to loss or scarring of the skin;

•	inadvertent injury to overlying skin through superficial liposuction or application of ultrasound energy;

•	burns of the skin or underlying dermis from overexposure to ultrasonic energy;

•	drug toxicity as a result of patient reaction to lidocaine, epinephrine or other medicines or anesthetics;

•	unfavorable aesthetic results, such as asymmetry, divots and dimpling, lumpiness and waviness, and skin laxity;

•	dysesthesia, or impairment of sensation, especially that of touch; or

•	fluid overload or pulmonary edema.

If patients undergoing lipoplasty using the VASER System experience unsatisfactory outcomes, high levels of pain during recovery, or extended recovery periods, we could be subject to negative publicity or lawsuits that could hurt our reputation and reduce sales or uses of the VASER System.

If use of the VASER System causes patient injury or a manufacturing failure or any other safety issue arises concerning the VASER System, we could be sued for product liability claims that could be expensive, damage our reputation and cause our stock price to fall.

Our business exposes us to an inherent risk of potential product liability claims related to the manufacturing, marketing and sale of medical devices. The medical device industry historically has been litigious, and we face financial exposure to product liability claims if use of the VASER System or the LipoSelection technique causes or contributes to patient injury. These claims may be brought by individuals seeking relief or by groups seeking to represent a class, in which event the costs of litigating or settlement could be significant. The VASER System may be more susceptible to product liability claims because it is an invasive procedure as well as one that alters the appearance of the patient.

We are aware of several cases where excessive application of high ultrasonic amplitude, or the maximum absolute energy value reached by ultrasonic waves, through the VASER System resulted in patients developing a seroma, which is swelling from localized fluid accumulation, or experiencing skin burns. Improper application of the VASER System can also result in damage to muscle or nerves. We are required to investigate all such cases in connection with our Corrective and Preventive Action, or CAPA, program. These conditions were not life threatening but did cause patient discomfort and required treatment. We are also aware of instances of patients experiencing significant post-surgery pain when the amount of wetting solution used during surgery was incongruent with the area of the body being treated. In addition, we are aware of two patients who are reported to have developed a pulmonary edema, which is fluid that travels to the lungs, after the lipoplasty procedure. We do not believe that the VASER System contributed to or caused the development of a pulmonary edema in these cases and the patients have fully recovered. We have not been the subject of any product liability claims, but we cannot assure you this will continue to be the case.

We also could be exposed to product liability claims if we experience a design or manufacturing failure in the VASER System, a quality control failure, a safety issue, or regulatory scrutiny that results in a recall of the VASER System. Although we maintain product liability insurance with maximum coverage of $10 million, the coverage limits of this policy may not be adequate to cover future claims. We may be unable to maintain sufficient product liability insurance on acceptable terms or at reasonable cost, and this insurance may not provide us with adequate coverage against potential liabilities. A successful claim brought against us in excess of, or outside of, our insurance coverage could harm our financial condition and results of operations. A product liability claim, regardless of its merit or eventual outcome, could result in substantial costs to us, divert management attention from our operations, and generate adverse publicity. This could harm our reputation, increase operating expenses and cause potential patients to seek, or physicians to use, other methods of fat removal.

The VASER System competes against existing lipoplasty technologies sold by medical device companies with significantly greater resources, more established distribution channels and other competitive advantages we don’t possess, which may hinder our ability to compete and grow our revenues.

The VASER System currently competes with two other systems used in traditional liposuction procedures and an earlier generation of an ultrasound-assisted lipoplasty device. The dominant type of lipoplasty is suction-assisted lipoplasty, or SAL, which is performed using commonly available equipment made by a variety of medical equipment manufacturers. A variant of SAL is power-assisted liposuction, which uses a gas or electric driven reciprocating suction cannula with sharp-edged ports to cut through tissue. Power-assisted liposuction devices are currently sold in the U.S. by Medtronic Xomed, Inc., Wells Johnson Company, MicroAire Surgical Instruments, LLC and its affiliates, and Mentor Corporation and its affiliates. SAL and power-assisted liposuction are believed to account for the substantial portion of procedures performed in the lipoplasty market. Ultrasound-assisted lipoplasty, or UAL, accounts for the remaining portion of lipoplasty procedures. Other than Sound Surgical, we believe Mentor Corporation is the only company currently selling UAL systems for commercial use in the U.S. Medtronic and Mentor are large, public, diversified healthcare technology companies with significantly greater financial, technical and management resources than those available to us. MicroAire and Wells Johnson are private companies but each has a longer operating history and broader product line than ours. Medtronic, Mentor, Wells Johnson and MicroAire enjoy substantial advantages over us, including:

•	greater resources for product development, sales, marketing and training;

•	more established distribution networks;

•	greater name recognition;

•	more established relationships with physicians and the patient community; and

•	additional lines of products and the ability to offer rebates, discounts or incentives for volume product purchases.

We currently face competition from these companies and potential competition from others that enter the lipoplasty market. Some or all of our competitors in the lipoplasty market may enjoy competitive advantages such as those described above. If we are unable to compete effectively against existing and future competitors, our revenues will decline and you could lose your investment.

Two potential competitors are seeking to develop new non-invasive lipoplasty technologies, and if these potential competitors or others succeed in introducing non-invasive lipoplasty technologies that are clinically effective, we could be placed at a competitive disadvantage and our revenues could be significantly harmed.

We are aware of two companies that are attempting to develop transdermal ultrasound lipoplasty technologies. Transdermal ultrasound would facilitate the breaking up of fat deposits using ultrasonic energy radiated through the skin in a non-invasive manner, after which the body would expel or metabolize the fat. We believe the two companies currently seeking to develop transdermal ultrasound medical devices, UltraShape Ltd. and LipoSonix, Inc., have raised significant amounts of capital in the effort to commercialize their technologies. UltraShape was organized in 2000 and announced a limited clinical trial in 2002. The results of that trial are not yet public to our knowledge. Founded in 1999, LipoSonix has a number of venture capital investors but has otherwise released little information concerning the state of development of its proposed transdermal ultrasound medical device. To our knowledge, neither company has yet publicly announced that it has received FDA approval to market a transdermal ultrasound lipoplasty medical device. If UltraShape, LipoSonix or another company successfully develops and obtains FDA approval to manufacture and market a transdermal ultrasound lipoplasty medical device that demonstrates clinical effectiveness, our VASER System could be placed at a competitive disadvantage and our revenues and growth could be significantly harmed.

A significant portion of our recent liquidity was derived from sales to a third party of a number of our sales-type lease agreements with FPP terms, but the third party has discretion over which sales-type leases it will buy and our agreement with it is terminable on short notice, so our liquidity could be significantly harmed and our operating results could suffer if the third party curtails its purchases of sales-type lease agreements or our agreement with it is terminated.

In April 2004, we entered into an agreement with Partners Equity Capital Company, or PECC, under which PECC may purchase from us sales-type leases that we enter into with our FPP customers whose sales-type leases meet predetermined criteria. The criteria include minimum monthly customer use requirements for the VASER System over the term of the lease, generally three or four years. PECC will not purchase sales-type leases that do not meet these criteria, and it is not required to purchase those sales-type leases that do meet those criteria, but may do so in its sole discretion. Through December 31, 2004, we had sold to PECC sales-type lease agreements with an aggregate purchase price of approximately $2.7 million. If PECC declined to purchase a number of sales-type lease agreements from us for any reason, or the terms under which it agreed to purchase sales-type lease agreements were changed in a manner that reduced the sale proceeds we receive, our liquidity could be harmed significantly and our growth curtailed. Our agreement with PECC obligates us to use commercially reasonable best efforts to remarket systems on PECC’s behalf if customers default under their sales-type leases. If a number of our customers default under their sales-type leases, our remarketing obligation could curtail our sales of new systems and reduce our revenues. The agreement we have with PECC is terminable by us or PECC on short notice. We believe there are a limited number of companies that offer this type of financing. If the PECC agreement were terminated, we cannot assure you we could identify alternate sources to which we could sell our sales-type lease agreements or that, if identified, the terms of sale would be equivalent to those we have with PECC. If we experienced a sustained period during which we were unable to sell our sales-type leases to PECC or another third party purchaser for any reason, our liquidity would be significantly harmed and we could be forced to curtail our marketing of the VASER System.

The market for lipoplasty procedures may not be as large as is estimated or may not grow as we expect, and our sales and marketing initiatives may not succeed in developing consumer awareness of LipoSelection, which would limit our future growth and harm our revenues.

We may not be able to accurately predict the size of the market for lipoplasty procedures or demand for technologies such as our VASER System. The size of the existing market for lipoplasty or future increases in market size is based upon a number of assumptions and estimates, which themselves may not be accurate. For example, we have assumed that patients will be willing to pay a modest premium for LipoSelection because of the benefits it offers. The industry and market data in this prospectus, including the industry data on which we base our assumptions and estimates of future market size, may be inaccurate or incomplete, and we have not independently verified those data. If our estimate of the size of the market for our VASER System is incorrect or our efforts to broaden the market through increasing consumer awareness of LipoSelection are unsuccessful, our potential growth in revenues may be limited.

An increasing portion of our revenues comes from use fees that are based on VASER System usage reports that our customers submit to us and that will in the future be provided to us by a procedure counter we currently are developing. If customers under-report VASER System use or if our procedure counter when installed fails or inaccurately reports system use, our use fee revenues may not meet expectations and our liquidity may be harmed.

Use fees comprised 5.9% and 16.3% of our total revenues in 2003 and 2004, and we expect use fees to increase as a percentage of total revenues in future periods as a result of our transition to the FPP revenue model. We receive customer usage data related to procedures performed using the VASER System by fax or electronic reports sent to us by our customers. We currently can verify customer usage system reports only by making on-site visits to review system diagnostic information. It is time-consuming and expensive to send personnel for on-site visits, and even after such visits, the information we obtain from a VASER System may be inconsistent with customer-generated data. To address these issues, we are developing a procedure counter based on card reader technology. It will take some time to implement the card reader technology in new VASER Systems. We will retrofit this technology to older systems as we determine to be desirable and cost-effective, as leases expire, when we repurchase systems, or when we perform maintenance. If customers under-report system usage or our procedure counter does not accurately report system usage once installed, our use fees would decline or may fall short of expectations. If this happens, we may not achieve profitability and our cash generated from operations may decline.

We have made design modifications to components of the VASER System that require recertification by Underwriters Laboratories and expect to begin using a new power amplifier in 2006 that will require us to redesign the VASER Amplifier’s circuit board in 2005 and obtain its recertification. If we do not obtain UL recertification, we may be prevented from selling the VASER System to customers that have UL listing in their purchase specifications and our revenues may suffer.

We have made minor design modifications to the VentX console by switching suction and irrigation motors and to the VASER Amplifier by adding a patient counter. These changes require us to resubmit those components to Underwriters Laboratories Inc., or UL, for recertification, and that recertification process is underway. In addition, we may need to have UL recertify the VASER Amplifier after completion of the design change in 2005 required to accommodate a new type of power amplifier which we intend to introduce in 2006. If we fail to obtain UL recertification or certification on a timely basis or at all, we would be prevented from selling the VASER System to customers who require such certification. If this occurs, our revenues could decline.

Our establishment of LipoSelection Centers will subject us to risks associated with operating a consumer-oriented business, will require us to significantly increase our employee headcount and will increase our financial exposure to long-term lease obligations. If we are not successful in managing these risks, our operating results could suffer and our financial position could be harmed.

We intend to open up to four LipoSelection Centers in the next 12 to 24 months in two or three major metropolitan areas in the U.S. to increase consumer awareness of LipoSelection, demonstrate the scalability of our business, and increase our revenues. Our entry into this market exposes us to a number of risks, including:

•	our ability to identify and secure suitable locations for our centers on reasonable terms;

•	our ability to manage our relationships with specialty physicians who practice in areas near our centers and who themselves offer LipoSelection;

•	competition for patients from other lipoplasty providers including physician practices, surgery centers and hospitals;

•	liability for acts or events that occur on our premises, including acts of professionals employed by or under contract to us;

•	significant increases in one-time center opening expenses and continuing training, employee compensation and rental expenses once a center is open;

•	substantial increases in our need for employees or independent contractors, including qualified physicians skilled in LipoSelection as well as nurses and other clinical staff;

•	increased burden on our human resources function and increased exposure to employment-related legal liabilities; and

•	financial exposure to long-term lease obligations.

We may misjudge the amount of time or resources that will be required to establish and effectively manage our LipoSelection Centers. If we cannot scale the centers appropriately, maintain control over expenses and effectively respond to changes in the lipoplasty market as we grow our centers, our ability to achieve our commercialization goals for LipoSelection may be harmed, which could lead to higher operating costs and lower revenues.

We are the sole manufacturer of the VASER System and have only one manufacturing facility, the loss of which would harm our revenues and damage our customer relations.

We currently produce the VASER System in our manufacturing facility located in Louisville, Colorado that is our sole source for production of the VASER System. A natural disaster or other event that resulted in the destruction or loss of part or all of our manufacturing facility or a work stoppage or other employee issues that interrupted or stopped VASER System production would significantly harm our business and operations. Although we believe other manufacturing facilities could manufacture the VASER System in compliance with the FDA’s Quality System Regulation, we may not be able to find an alternate facility that could meet our production requirements on short notice. Even if we find an alternate facility, our production costs likely would increase, particularly if we need VASER Systems produced on short notice. We have business interruption insurance in the amount of $1.0 million. This amount may not be adequate coverage in the event of a significant interruption to our business, and any resulting underinsured losses could harm our operating results and decrease our liquid assets.

We depend on two single source suppliers to provide us several key components of the VASER System, and any change in our relationship with either of these suppliers could prevent us from delivering the VASER System in a timely manner, reducing our future revenues or increasing our costs.

We rely on a sole third-party supplier to manufacture the power amplifier in, and another sole source supplier to manufacture the probes used in conjunction with, the VASER System. We have been advised by our power amplifier supplier that it has discontinued production of the amplifier model used in the VASER System. We believe we have sufficient inventories of amplifiers in stock and subject to accepted orders that we will not need a replacement amplifier until the third quarter of 2006, but if sales exceed our estimates or currently placed amplifier orders are not fulfilled, we may need a replacement amplifier sooner than planned. We do not maintain contracts with our suppliers and purchase products from them by issuing purchase orders. Our reliance on these sole source suppliers as well as other component suppliers subjects us to various risks that could harm our business or cause us to lose sales, including:

•	our suppliers could encounter manufacturing problems due to a variety of reasons, including failure to follow specific protocols and procedures, failure to comply with applicable regulations, including the FDA’s Quality System Regulation, equipment malfunction and environmental factors;

•	our suppliers often manufacture medical or other devices for a range of customers, and fluctuations in demand for such other products may prevent our suppliers from timely delivering components to us;

•	our suppliers may encounter financial hardships unrelated to our demand for products, which could inhibit their ability to fulfill our orders and meet our delivery requirements;

•	the suppliers may make errors in manufacturing components that could negatively affect the efficacy or safety of the VASER System or cause delays in its shipment;

•	we may not be able to obtain adequate inventories of the power amplifier, probes, and other components we need in a timely manner or on commercially reasonable terms;

•	we may have difficulty locating and qualifying alternative suppliers for these products, particularly for the probes we have manufactured by one supplier; and

•	switching suppliers may require the FDA’s premarket review and clearance or approval of a product redesign, which could significantly delay our production and delivery of the VASER System.

To mitigate the risk of supply interruptions from our sole-source suppliers, we may determine to maintain excess inventory of the products or components they supply. Managing our inventory levels is important to our cash position and results of operations. Excessive inventories would reduce our cash available for operations and may result in the obsolescence of some of our inventories, leading to inventory-related charges that would harm our operating results. Inadequate inventory levels may make it difficult for us to meet customer demand, resulting in decreased revenues.

The patent rights we rely on to protect the intellectual property underlying the VASER System and several of its key components may not be adequate, which could enable third parties to use our lipoplasty technologies and would harm our ability to compete in the market.

Our success depends in large part on our patent rights and our ability to protect these rights adequately. Our patent portfolio now consists of 11 issued U.S. patents and six pending U.S. patent applications. The effectiveness of our patent protection and enforceability of our patents involves complex legal and factual questions. The risks and uncertainties that we face with respect to our patents rights include the following:

•	the pending patent applications we have filed or to which we have exclusive rights may not result in issued patents or may take longer than we expect to result in issued patents;

•	the claims of any patents that are issued may not provide meaningful protection;

•	we may not be able to develop additional patentable, proprietary technologies;

•	other parties may challenge patents, patent claims or patent applications licensed or issued to us; and

•	other companies may design around technologies we have patented, licensed or developed.

We also may not be able to protect our patent rights effectively in some countries and currently we choose not to file for patent protection in some international jurisdictions in which we do business. Our competitors may independently develop similar or alternative technologies or products that are equal or superior to our technology without infringing on any of our patent rights. In addition, the patents issued to us may not provide a competitive advantage. If any of these events were to occur, our ability to compete in the market would be harmed.

Other measures we have taken to protect our intellectual property related to the VASER System or its key components may not be adequate, which could harm our ability to compete in the market.

In addition to patents, we rely on a combination of trade secrets, copyright and trademark laws, confidentiality, nondisclosure and assignment of invention agreements and other contractual provisions and technical measures to protect our intellectual property rights. In particular, we have sought no patent protection for the technology in the procedure counter we are developing, and we rely on trade secret protection for this technology. While we currently require employees, consultants and other third parties to enter into confidentiality, non-disclosure or assignment of invention agreements or a combination of these agreements where appropriate, any of the following could still occur:

•	the agreements may be breached;

•	we may have inadequate remedies for any breach or threatened breach;

•	trade secrets and other proprietary information could be disclosed to our competitors; or

•	others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technologies.

If, for any of the above reasons, our intellectual property is disclosed or misappropriated, it would harm our ability to protect our rights and our competitive position.

We have initiated in the past, and may need to continue to initiate in the future, lawsuits to protect or enforce our patents and other intellectual property rights relating to the VASER System and its key components, such lawsuits could be expensive and, if we lose, could cause us to lose some of our intellectual property rights related to the VASER System, which would significantly harm our ability to compete in the market.

The medical device industry is characterized by extensive litigation and administrative proceedings over patent and other intellectual property rights. Whether a product infringes a patent involves complex legal and factual issues, the determination of which often is uncertain. Our competitors may assert that our system or the methods we employ in the VASER System are covered by U.S. or foreign patents held by them. This risk is exacerbated by the fact that there are numerous issued and pending patents relating to the use of ultrasound energy in subcutaneous procedures in the medical technology field. Patent law relating to the scope of claims in the technology fields in which we operate is still evolving. In order to protect or enforce our patent rights, we may initiate patent litigation against third parties, such as infringement suits or interference proceedings. Litigation may be necessary to:

•	assert claims of infringement;

•	enforce our patents;

•	protect our trade secrets or know-how; or

•	determine the enforceability, scope and validity of the proprietary rights of others.

For example, in April 2004, we filed a patent infringement lawsuit against MicroAire, a competitor of ours that is a private company engaged in the production of cannulas and other medical devices. The lawsuit alleged that MicroAire’s production and marketing of one type of cannula infringed on our patented technologies. We and MicroAire have settled this action. Other lawsuits we initiate in the future may be expensive, take significant time and divert management’s attention from other business concerns. Litigation also puts our patents at risk of being invalidated or interpreted narrowly, puts our patent applications at risk of not issuing, and may provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially valuable. The occurrence of any of these events could harm our business, our ability to compete in the market or our operating results.

Claims that the VASER System infringes on the proprietary rights of others could hinder or prevent the timely sale of the system, increase our costs and expose us to significant liabilities that, once discharged, could reduce our liquidity.

Our products could be subject to third-party infringement claims as the number of competitors in the lipoplasty market grows and the functionality of products and technology in different medical device industry segments overlap. We have not been subject to any claims of infringement or litigation by any third parties. Third parties currently may have, or eventually may be issued, patents on which the VASER System or its components may infringe. Any of these third parties might make a claim of infringement against us. Any litigation, regardless of its result, likely would cause us to expend significant financial resources and divert management’s time and attention from our operations. In addition, litigation in which we are accused of infringement could result in negative publicity about us or the VASER System, injure our relations with current or prospective customers, cause delays in shipment of the VASER System, require us to develop alternate non-infringing technology, make substantial payments to third parties, or enter into royalty or license agreements. Such agreements might not be available on acceptable terms, or at all. If a successful claim of infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our revenues may decrease substantially and we could be exposed to significant liabilities that, once paid, would reduce our liquidity.

If future clinical studies or other articles are published, or physician associations or other organizations announce positions that are favorable to a competing lipoplasty product or unfavorable to the VASER System or the LipoSelection technique, we may be subject to negative publicity, our sales and marketing efforts and revenues may be harmed, and our stock price may fall.

Future clinical studies or other articles regarding the VASER System or any competing products may be published that either support a claim, or are perceived to support a claim, that a competitor’s product is more effective in fat removal than the VASER System or that the VASER System is not as effective as we claim or as the previous independent, peer-reviewed published study concluded. Additionally, physician associations or other organizations that may be viewed as authoritative could endorse lipoplasty products or methods that compete with the VASER System or the LipoSelection technique or otherwise announce developments or positions that are unfavorable to the VASER System or the LipoSelection technique. Long-term patient follow-up studies may indicate that LipoSelection is not as safe and effective as other means of lipoplasty or may report results that are less favorable than the results in the study. Any of these events may result in negative publicity about the VASER System or the LipoSelection technique and may cause us to lose sales, experience decreased revenues, and lead to a decline in our stock price. If lipoplasty in general is the subject of negative publicity in the future, such publicity could have similar negative effects on us.

Because lipoplasty is a procedure not generally covered by healthcare insurance and normally costs between $5,000 and $20,000, adverse changes in the economy and consumer spending may harm our revenues.

With the exception of certain types of breast reduction procedures, lipoplasty procedures are elective procedures not covered by healthcare insurance. As a result, demand for these fee for service procedures depends on consumers having discretionary income available to pay for such procedures or to have access to financing for the procedures. Adverse changes in the economy may cause consumers to reassess their spending choices or to defer taking on additional debt, causing a reduction in demand for elective lipoplasty procedures.

We estimate that the most common lipoplasty procedures requested by the vast majority of patients cost between $5,000 and $20,000. We do not determine physician fees or facility charges for lipoplasty procedures performed using the VASER System, so we have no control over amounts charged for LipoSelection by physicians, surgery centers or hospitals. Our customer pricing takes into account the benefits of LipoSelection as compared to other methods of fat removal. Physicians sometimes pass through use fees directly to patients and, in these instances, the VASER System carries a somewhat higher cost per procedure than traditional suction-assisted lipoplasty, which could cause its use to decline during times of poor economic conditions. If general economic trends or consumer spending experience a sustained decline for any reason, our ability to increase our revenues will be limited and our business prospects will be harmed.

We may need additional capital to significantly increase the market penetration of the VASER System, grow our FPP revenues and implement our strategies, which if not available could cause us to curtail our planned expansion or harm our competitive position.

We currently anticipate that the net proceeds of this offering and our existing cash, together with cash flow from operations, will be sufficient to meet our anticipated needs for working capital, operating expenses and capital expenditures for at least the next 12 months. We may need to raise additional capital in the future to fund more aggressive brand promotion of LipoSelection, to establish additional LipoSelection Centers, to fund more research and development, to manufacture VASER Systems that we retain ownership of and place under the VSP program, to develop additional enhancements to the VASER System, or to respond to competitive pressures. We could also be forced to raise additional capital if our relationship with PECC was terminated for any reason and we were unable to then identify alternate purchasers of our sales-type leases. Such additional financing may not be available on terms acceptable to us or at all. If additional financing is not available or not available on acceptable terms, we may not be able to fund our expansion or respond to competitive pressures. In this event, our operating results and liquidity may be harmed and the price of our common stock may decline.

If Sound Surgical loses any of our officers or key employees, especially the services of William W. Cimino, Ph.D. or Donald B. Wingerter, Jr., our management team would be substantially weakened and our technical resources could be significantly reduced.

Our success largely depends on the skills, experience and efforts of our officers and key employees, including William W. Cimino, Ph.D., our founder, chairman and president; Donald B. Wingerter, Jr., our chief executive officer; Douglas D. Foote, our chief financial officer; and Thomas J. Bogle, our chief sales and marketing officer. We have an employment agreement with Dr. Cimino but do not have employment agreements with other members of our senior management. Additionally, any employment agreement we have now or enter into in the future will not ensure the retention of the employee. We maintain key person life insurance on the life of Dr. Cimino in the amount of $7.0 million, but do not maintain key person life insurance covering any of our other employees. The loss of any of our officers or key employees could significantly weaken our management and technical expertise and harm our business.

If Sound Surgical is unable to recruit, hire and retain personnel skilled in clinical lipoplasty applications and medical device sales, our ability to manage and expand our business will be harmed, which would impair our future revenues and profitability.

Our ability to attract, hire and retain employees with clinical experience in lipoplasty or medical device sales will be a critical factor in determining our future performance. We face challenges and risks in hiring, training, managing and retaining clinicians and sales employees, most of whom are geographically dispersed and must be trained in the use and benefits of the VASER System. In particular, our success in building a strong organization will be affected by a number of factors, including our ability to:

•	effectively train our sales force and clinical personnel in the advantages and use of the VASER System and the LipoSelection procedure;

•	respond to competition we face from other companies in hiring and retaining skilled clinicians and medical sales personnel; and

•	effectively manage a multi-location sales organization.

Failure to attract and retain qualified clinical lipoplasty and medical device sales personnel may harm our ability to compete effectively and grow our business.

Our international operations expose us to economic, regulatory and other risks in the countries in which we operate or in which we have distribution arrangements, and if these risks are not effectively managed, our sales of the VASER System may fall and our operating results may be harmed.

In 2003 and 2004, 13.0% and 10.8% of our revenues came from international sales, primarily in South Korea, Latin America and Europe. The nature of our international business involves a number of risks, including:

•	additional regulatory requirements or changes in those requirements;

•	import restrictions and controls, tariffs and other trade barriers;

•	difficulties in managing our relationships with international medical device distributors;

•	limited protection for intellectual property rights in some countries;

•	difficulty in collecting accounts receivable and longer collection periods;

•	costs of enforcing contractual obligations in international jurisdictions;

•	changes in political and economic conditions;

•	exchange controls; and

•	exposure to additional and potentially adverse tax laws and regulations.

We depend on two members of our direct sales force and three international medical device distributors for sales to customers outside the U.S. We also rely on international distributors to maintain compliance with the laws and regulations of the countries in which these distributors sell the VASER System, and we cannot assure you that these distributors will adhere to such laws and regulations. As we continue to expand our international business, our success will depend, in part, on our ability to anticipate and effectively manage these and other international regulatory risks. Our failure to manage these risks and successfully increase our international presence may restrict our growth, increase our costs and harm our operating results.

We may face risks associated with currency fluctuations if we are successful in selling VASER Systems to, or placing VASER Systems with, international customers, which may result in our experiencing currency-related losses.

Sales to date have occurred primarily in the United States. For this reason, we have not engaged in foreign exchange hedging. Our currency risk exposure could change in connection with our planned international expansion, and the use of foreign exchange hedging instruments could become necessary. Effects of exchange rate fluctuations on our financial condition, operations, and profitability may depend on how successfully we manage foreign currency risks. There can be no assurance that steps taken by us to address foreign currency fluctuations, if any, will eliminate the adverse effects of these fluctuations and accordingly, we could suffer losses due to adverse foreign currency fluctuations.

Sound Surgical’s ability to attract and retain our management team, clinical personnel, medical device sales personnel and others depends to some extent on our issuing stock options, some of which are now fully vested to our management and key employees, reducing the financial incentive for these employees to stay with us. We may be required to record compensation expense in our financial statements if proposed changes to accounting standards occur, which could harm our future reported operating results and cause unexpected fluctuations in our expenses.

Many of our senior management personnel and other key employees have become, or will soon become, substantially vested in their initial stock option grants. While we often grant additional stock options to management personnel and other key employees after their hire dates to provide additional incentives to remain with us, their initial grants are usually much larger than follow-on grants. Employees may be more likely to leave us after their initial option grant fully vests, especially if the shares underlying the options have significantly appreciated in value relative to the option exercise price. The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment,” which will apply to us after December 15, 2005. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and generally requires such transactions be accounted for using a fair-value-based method and the resulting cost to be recognized in the financial statements while options remain outstanding and unexercised. Recording compensation expense in the statement of operations for employee stock options using the fair value method could have a significant negative effect on our reported financial results, particularly if we grant a significant number of options to our employees in future periods.

Risks Associated with the Highly Regulated Nature of the Medical Device Industry

Our failure to comply with United States or international regulatory requirements or inability to receive regulatory clearance or approval for modifications to the VASER System or for other products could harm our business and our ability to increase our revenues.

General Requirements

The VASER System and its components are subject to extensive regulation in the United States by the Food and Drug Administration, or FDA, and by analogous regulatory bodies in other countries where we do business. The FDA regulates virtually all aspects of a medical device’s development, testing, manufacture, safety, labeling and advertising, storage, record keeping, reporting, promotion, sales and distribution.

Premarketing Requirements

The VASER System has been cleared for use in aesthetic body contouring. We may be required to obtain premarket clearances or approvals from the FDA to modify the VASER System, or market it for new indications or make performance or clinical outcome claims. Since receiving clearance, we have made modifications to the VASER System that we do not believe require a new premarket clearance or approval. We applied for and received an FDA clearance in the past that broadened the indications for which we could market the VASER System. We cannot assure you that we will be successful in receiving such approvals in the future or that the FDA will agree with our decisions not to seek approvals or clearances for particular device modifications. Seeking FDA approval may require the submission of additional clinical or preclinical data and may be time consuming and costly, and may not ultimately result in clearance or approval by the FDA.

If the FDA requires us to obtain premarket clearance or approvals for any modification to the VASER System, we may be required to cease manufacturing and marketing the VASER System until we obtain FDA clearance or approval, and we may be subject to significant regulatory fines or penalties. In addition, there can be no assurance that the FDA will clear or approve such submissions in a timely manner, if at all. The FDA also may change its policies, adopt additional regulations, or revise existing regulations, each of which could prevent or delay premarket clearance or approval of modifications to the VASER System or could impact our ability to continue marketing the VASER System in a form previously cleared or approved.

Post-Market Requirements

We are subject to numerous post-market regulatory requirements, including the FDA’s Quality System Regulation, which is more fully described below. We are also subject to the Medical Device Reporting regulation that requires us to report to the FDA if the VASER System may have caused or contributed to a death or serious injury. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA. In addition, the identification of serious safety risks could result in product recall or withdrawal of our FDA clearances, which would harm our reputation and our sales.

International Requirements

In many of the foreign countries in which we market our products, we are subject to extensive regulations that are comparable to those of the FDA, including in Europe, our largest foreign market. The regulation of our products in Europe falls primarily within the European Economic Area, which consists of the fifteen member states of the European Union, as well as Iceland, Liechtenstein and Norway. Only medical devices that meet specified requirements are allowed to be marketed within the European Economic Area. Failure to receive or delays in the receipt of relevant foreign qualifications in the European Economic Area or other foreign countries could harm our business.

If we fail to comply with the FDA’s Quality System Regulation and do not maintain and enforce rigorous quality controls, the manufacturing and distribution of the VASER System could be interrupted, and our product sales and operating results could suffer.

We are required to comply with the FDA’s Quality System Regulation, or QSR, which are a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of the VASER System and its components. The FDA enforces the QSR and other regulations through inspections and market surveillance. We cannot assure you that our facilities or our contract manufacturers’ facilities would pass any future quality system inspection. Our facility was inspected by the Colorado Department of Public Health and Environment on behalf of the FDA in March 2004 and we received four inspectional observations as a result of this inspection. We corrected the observed deficiencies and believe that no further action will be taken. We cannot assure you that future inspections will find that we are in compliance with the QSR. If our facilities fail a quality system inspection, the manufacturing or distribution of the VASER System could be interrupted and our operations significantly disrupted. Failure to take adequate and timely corrective action in response to FDA inquiries or concerns could result in, among other things, significant fines, suspension of approvals, seizures or recalls of products, operating restrictions and criminal prosecutions. We cannot assure you that the FDA or other governmental authorities would agree with our interpretation of applicable regulatory requirements or that we have in all instances fully complied with all applicable requirements. Moreover, any quality control failure could subject us to warranty claims, legal actions, diversion of resources from manufacturing to product repair, and damage our reputation. If any of these events occur, we may not be able to timely provide our customers with VASER Systems, our reputation could be harmed, we could lose customers and our revenues could suffer.

The VASER System is subject to recalls even after receiving FDA or international clearances or approvals, which would significantly harm our reputation and business.

The FDA and similar governmental bodies in other countries have the authority to require the recall of the VASER System or its components if we fail to comply with relevant regulations pertaining to manufacturing practices, labeling, or quality control, or if new information is obtained concerning the safety or efficacy of our products. A government-mandated or voluntary recall by us could occur as a result of manufacturing defects, labeling deficiencies, packaging defects or other failures to comply with applicable regulations. Any recall would divert management attention and financial resources and harm our reputation with customers. We have not experienced or been required to undertake any product recalls to date. As part of our quality improvement initiatives we have incorporated a new strain relief into our handpieces to provide longer product life. A recall involving the VASER System would be particularly harmful to our business and financial results because the products that comprise the VASER System and its accessories currently are the only products we sell.

We may be subject to fines, penalties or injunctions if we are determined to be promoting the VASER System for unapproved, “off-label,” or new uses, or making false, misleading or unsubstantiated claims, which would harm our operating results and reduce the value of your investment.

Our promotional materials and training methods for physicians must be in compliance with the FDA and other applicable regulations. FDA regulations prohibit us from promoting or advertising the VASER System for uses not within the scope of our clearances of making unsupported safety or effectiveness claims. These determinations can be subjective and the FDA may disagree with our promotional claims. If the FDA determines that our promotional materials or training constitutes promotion of an unapproved use, or makes false or misleading claims or claims not supported by adequate scientific data, the agency could subject us to serious enforcement sanctions and/or limit the promotional claims that we are permitted to make for the VASER System. The FDA typically does not permit promotional claims for a device based upon physician reports and other anecdotal data. The independent peer-reviewed study is not a randomized controlled trial and the authors did not report using validated measurement techniques. The FDA also may not agree that the comparison in the study of the VASER System’s complication rates to those in medical literature is valid. There can be no assurance, therefore, that the FDA would agree that the independent peer-reviewed study is scientifically adequate to support the claims we make for the VASER System such as low complication rates and minimal post-surgical pain and bruising. Furthermore, the FDA may require that we obtain a new 510(k) clearance or PMA approval in order to make these or other performance or clinical outcome claims for the VASER System. The FDA also may limit or prohibit claims based on a comparison of the VASER System versus other lipoplasty technologies and devices in the absence of a scientifically valid head-to-head clinical trial or other adequate supporting data. Any legal limitations on the promotional claims we may make for the VASER System could harm our sales.

In September 2001 we received a letter from the Office of Compliance of the FDA’s Center for Devices and Radiological Health advising us that a link on our web site, which took the reader to an article written by an independent third party discussing an off-label use of the VASER System, constituted a claim for which a new 510(k) submission would be required or which could cause the VASER System to be misbranded and adulterated. We removed this link from our web site. We were not sanctioned, but if we fail to comply with applicable regulatory requirements in the future, we could be subject to enforcement action and imposition of sanctions by the FDA, or state or international regulatory agencies, which may include warning letters, civil penalties, criminal penalties, injunctions, product seizure or detention, product recalls and total or partial suspension of production. If any of these events were to occur, they could harm our reputation, our ability to generate revenues and our profitability.

As a medical device manufacturer, Sound Surgical is subject to federal and state laws prohibiting “kickbacks” and false or fraudulent claims, which, if violated, could subject us to substantial penalties. A challenge to or investigation into our practices under these laws could cause adverse publicity, be costly to respond to, and harm our business.

A federal law commonly known as the Medicare/Medicaid anti-kickback law, and several similar state laws, prohibit payments that are intended to induce physicians or others either to refer patients or to acquire or arrange for or recommend the acquisition of healthcare products or services. These laws limit the kinds of financial arrangements, including sales programs, we are allowed to have with physicians, surgery centers, hospitals or other potential purchasers of the VASER System. Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payers that are false or fraudulent, or for items or services that were not provided as claimed. Since the vast majority of lipoplasty procedures performed using the VASER System are not reimbursable by third parties and we do not present or cause claims to be presented to third party payors, many of these laws may not apply to us, but we must comply with these laws to the extent applicable. Anti-kickback and false claims laws prescribe potentially substantial civil and criminal penalties for noncompliance. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity and be costly to respond to, and thus could harm our business and results of operations.

Risks Related to this Offering and Ownership of Our Common Stock

Our officers and directors have significant voting power and may take actions that may not be in the best interests of our other stockholders.

After this offering, our officers and directors will together control approximately 38.7% of our outstanding common stock or 36.0% if the over-allotment option is exercised in full. If some or all of these persons act together, they will be able to control our management and affairs in all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and may cause the market price of our common stock to decline. In addition, this significant concentration of share ownership may cause the trading price of our common stock to decline because investors often perceive disadvantages to owning stock in companies with controlling stockholders.

The sale or expected sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

Sales or the expectation of sales of a substantial number of shares of our common stock in the public market following this offering could harm the market price of our common stock. As additional shares of our common stock become available for resale in the public market, the supply of our common stock will increase, which could decrease the price. There will be approximately 4,961,100 additional shares of common stock, excluding shares issuable upon exercise of outstanding options and warrants, eligible for sale, subject to the provisions of Rule 144, beginning 180 days after the effective date of this prospectus upon the expiration of lock-up agreements between our stockholders and the managing underwriter. These shares could be eligible for sale sooner if these shares are released from these lock-up agreements earlier. On expiration of the lock-up agreements and subject to volume limitations under Rule 144, an additional 701,500 shares held by our existing stockholders will become eligible for sale at various times through December 2005. We also intend to register all common stock that we have issued or may issue under our existing 2000 Unit Option Plan and our 2004 Equity Award Plan, as well as our 2005 Stock Incentive Plan adopted in connection with this offering. Once we register these shares, and in some cases sooner, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in “Underwriting,” if applicable. If any of these holders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Please see “Shares Eligible for Future Sale and Other Factors Affecting the Price of our Common Stock” for a description of sales that may occur in the future.

If Sound Surgical fails to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent financial fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our common stock.

Sound Surgical does not currently maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act of 2002. If we cannot provide reliable financial reports or prevent financial fraud, our reputation and operating results would be harmed. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. For example, our independent auditors have recently noted in a letter to management outlining material weaknesses in our internal controls over financial reporting and certain suggestions regarding our internal controls and operations. According to the letter, we currently do not have a sufficient amount or type of staff in the financial, accounting and external reporting areas. In April 2005, we hired an experienced controller with a background in public reporting responsibilities, and we intend to add further to our financial and reporting staff in order to meet our public reporting responsibilities, but doing so may take longer than we expect. Areas for improvement in our accounting and financial reporting functions relate to reconciliation of our accounts; proper recordation of expenses and liabilities in the period to which they relate; proof of internal review and approval of accounting items; documentation of key accounting assumptions, estimates and/or conclusions; and documentation of accounting policies and procedures.

We currently are taking steps to address these issues, but we may be hampered in this regard by our current level of staffing and our current accounting system. We cannot be certain that our efforts to improve our internal controls will be successful or that we will be able to maintain adequate controls over our financial processes and reporting in the future. Any failure to develop or maintain effective controls, or difficulties encountered in the effective improvement of our internal controls, could harm our operating results, cause us to fail to meet our reporting obligations, or cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common stock. If our internal controls are deemed inadequate, or if other unforeseen events occur, our external auditors could resign, leading to a delay in the preparation of our financial statements and an increase in our audit fees. If we were required to obtain new external auditors, those auditors could require a lengthy period to become familiar with our operations. The process of retaining new external auditors could also limit our access to the capital markets for an extended period of time.

We face litigation and/or regulatory risks related to our recent accounting restatement due to changes in stock option terms we made in 2003, and the recording of additional marketing and administrative expenses incurred by a related party for our benefit in 2003, which could increase our legal and other expenses and expose us to damage claims.

Prior to this offering, we restated our 2003 financial statements to reflect a change in the terms of some of our outstanding stock options and to record additional expenses that had been incurred by Mr. Wingerter on our behalf in 2003. The restatement is consistent with United States generally accepted accounting principles and had no impact on our cash flow or ongoing operations. The restatement resulted in an increase in the net loss for 2003 to $4.6 million.

The restatement of the financial statements may lead to litigation claims and/or regulatory proceedings against us. The defense of any such claims or proceedings may cause the diversion of management’s attention and resources, and we may be required to pay damages if any such claims or proceedings are not resolved in our favor. Any litigation or regulatory proceeding, even if resolved in our favor, could cause us to incur significant legal and other expenses. Moreover, we may be the subject of negative publicity focusing on the financial statement inaccuracies and resulting restatement. The occurrence of any of the foregoing could harm our business and reputation and cause the price of our common stock to decline.

New investors will experience immediate and substantial dilution in the net tangible book value of their common stock following this offering.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution of $4.43 per share because the price you pay, assuming an initial public offering price of $6.50, would be substantially greater than the net tangible book value per share of common stock that you acquire. This dilution is due in large part to the fact that our existing investors paid substantially less than the assumed initial public offering price for their shares of our capital stock. If the holders of outstanding options or warrants exercise their rights to acquire common stock, you will incur further dilution.

Sound Surgical’s management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return, causing the value of your investment to fall.

Our management will have considerable discretion in the application of the net proceeds of this offering. We expect to use some of the net proceeds from this offering to expand our sales, marketing and training activities, to expand the number of systems we own and place under the VSP program and increase our manufacturing capacity, to repay outstanding debt obligations of approximately $1.5 million, and to conduct a limited amount of research and development. We cannot specify with certainty how we will use all of the net proceeds of this offering or our existing cash balance. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus, including under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other sections of this prospectus that are not purely historical are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:

•	the expected rate and degree of physician and market acceptance of the VASER System;

•	the expected size of the market for procedures that can be performed using the VASER System;

•	continued acceptable patient outcomes in lipoplasty procedures performed using the VASER System;

•	our estimates regarding revenues, expenses, and capital requirements, our sources of liquidity including our agreement with PECC, and our need for additional financing;

•	implementation of our business strategies, including the planned significant expansion of our sales, marketing and training initiatives and establishment of the LipoSelection Centers, and the results of these initiatives;

•	the benefits of the VASER System and our ability to respond to competitive developments in the lipoplasty market;

•	our ability to obtain regulatory approvals for any future products, enhancements or modifications and our compliance with current and future regulatory mandates that relate to the VASER System;

•	the efficacy of our intellectual property protection and our success in expanding our portfolio of patented and proprietary ultrasonic surgical technologies;

•	our research, development, and commercialization activities, and projected related expenditures; and

•	our use of proceeds from this offering and our financial performance following this offering.

The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

MARKET DATA AND FORECASTS

In this prospectus, we use market data and industry forecasts that we have obtained from industry sources, including the American Society of Plastic Surgeons, or ASPS, the American Society for Aesthetic Plastic Surgery, or ASAPS, and other publicly available information. Industry sources generally state that the information they provide has been obtained from surveys or other sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. We have not independently verified any of this information. The industry forecasts we provided in this prospectus — particularly the growth rate in specific lipoplasty procedures and lipoplasty generally — are subject to numerous risks and uncertainties and actual results could be different from such predictions, perhaps significantly. Industry forecasts are also based on assumptions that events, trends and activities will occur. We have not independently verified the information and assumptions used in making these forecasts and, if the information and assumptions turn out to be wrong, then the forecasts will most likely be wrong as well.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings in our business, and we do not anticipate paying any cash dividends on our common stock. Whether or not to declare any dividends on the common stock will be at the discretion of our board of directors, considering then-existing conditions, including our financial condition and results of operations, capital requirements, business prospects and other factors that our board of directors considers relevant. The bank line of credit we obtained in December 2004 does not restrict our ability to declare or pay dividends on our common stock.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of 3,300,000 shares of common stock we are offering will be approximately $18.5 million, based on an assumed initial public offering price of $6.50 per share, which is the mid-point in the price range of our common stock on the cover of this prospectus, after deducting from the offering’s estimated gross proceeds of $21.5 million the estimated underwriting discount and commissions of $1.3 million, the 2.875% non-accountable expense allowance of $617,000 and estimated offering expenses of $1.0 million. If the underwriters’ over-allotment option is exercised in full, we estimate that we will receive net proceeds of approximately $21.3 million.

We intend to use the proceeds from this offering in the following approximate amounts:

•	$7.5 million, or 40.5% of the net proceeds, for the expansion of our current sales, marketing and training activities and new sales, marketing and training initiatives, including $2.0 million for the establishment of up to four LipoSelection Centers in two or three metropolitan areas in the U.S.;

•	$2.5 million, or 13.5% of the net proceeds, to increase the number of VASER Systems we own and can place under the VSP program, for expansion of our manufacturing capacity, and to purchase components and produce systems;

•	$1.5 million, or 8.1% of the net proceeds, to repay a $1.2 million secured bank line of credit and a $300,000 unsecured note;

•	$1.0 million, or 5.4% of the net proceeds, for research and development of product enhancements relating to the VASER System and its components;

•	$0.7 million, or 3.8% of the net proceeds, for additions to finance, administrative and accounting personnel and public reporting compliance costs, including professional fees;

•	$0.4 million, or 2.2% of the net proceeds, in capital expenditures related to communications and information technology infrastructure and software applications; and

•	the remainder for working capital and general corporate purposes.

If the underwriters exercise the over-allotment option, the additional net proceeds from such exercise will be used for general corporate purposes. We believe that the net proceeds from this offering, together with our existing cash and cash flow from operations, will be sufficient to meet our anticipated needs for working capital, to pay our operating expenses, and to fund our capital expenditures for at least the next 12 months. We expect to satisfy our future cash needs through cash flows from operations and the proceeds of this offering. If we require additional capital, we intend to obtain funds from the sale of equity securities or debt financings.

Our budget for sales initiatives include salaries for additional sales leadership personnel, domestic and international sales representatives and support staff, domestic and international travel and entertainment, our expansion of sales channels, and arrangements with additional international distributors. The budget for sales initiatives also includes the funds necessary to open up to four LipoSelection Centers in two or three U.S. metropolitan areas, as well as the expenses we expect to incur in the six-month start-up phase for each center. The expenses we expect to incur to implement this part of our strategy include lease deposits and tenant finish costs, VASER System installation and training, staffing expenses, purchase and installation expenses for other medical devices and management information systems, grand opening and other promotions, and local advertising. Our marketing initiatives will include hiring and engaging outside marketing professionals, advertising, LipoSelection branding and awareness campaigns, sales lead management programs, website enhancement, public relations, and conference and tradeshow attendance. Training initiatives will include salaries for additional clinical specialists and clinical support staff, establishment of web-based interactive training programs, and travel.

Funds allocated to expansion of our manufacturing capacity will be used to increase our component inventories, add to our skilled manufacturing staff, build VASER Systems for placement under the VSP program, and increase our quality control and regulatory compliance programs. We also may need to increase the number of VASER Systems we own, and the amounts we have allocated to produce VASER Systems for deployment under our VSP program, if our sales to PECC of sales-type leases were to decline or cease for any reason. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for information concerning our sales of sales-type leases to, and our relationship with, PECC.

We obtained a secured credit line from Colorado Business Bank in December 2004 and will retire the balance using the proceeds described above. The credit line is in an amount of up to $1.2 million, bears interest at the bank’s prime rate and is payable interest only until maturity in June 2005. The credit line is secured by certificates of deposit in the amount of approximately $1.0 million, inventory, accounts receivable and intangible assets, and the personal guarantee of Mr. Wingerter. The credit line can be prepaid at any time without penalty. As of December 31, 2004, the balance drawn under the credit line was $1.1 million. The line was used to repay outstanding obligations to Mr. Wingerter of $850,000 which represented a note payable, accrued interest, accrued dividends and accrued compensation. An additional $147,000 was used to repay accrued compensation to two other employees. Please see “Related Party Transactions” for a description of the borrowings from, and accrued compensation and dividends paid to, some of our officers and directors using funds available under the bank line.

We obtained an unsecured loan in the amount of $300,000 from a stockholder in April 2005, the proceeds of which were used for working capital. The loan bears interest at the rate of 42% per year and is due and payable on or before June 30, 2005. We may prepay this loan at any time without penalty, and we intend to pay the principal and accrued interest in full from the proceeds of this offering.

We expect to use the proceeds allocated to research and development to enhance the components of the VASER System, incorporate new VASER System functionalities and broaden the array of ancillary products we offer with the VASER System. We will also use these funds to conduct clinical research and to manufacture additional VASER Systems for clinical trial or research use.

We expect that amounts allocated to working capital will be divided among the following categories in approximately the amounts shown: customer service costs, including expansion of our call center and related personnel $750,000; funding of accounts receivable for VASER Systems placed under the VSP program $750,000; insurance premiums $900,000; and overhead and facilities expense $500,000. The balance of the proceeds will be used as a working capital reserve. None of the proceeds will be used to pay accrued compensation to officers or directors as we have paid all accrued compensation owed to such persons as of December 2004. None of the proceeds will be used to make any payments to affiliates.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our product development efforts, our sales, marketing and training activities, the amount of cash generated or used by our operations, and competition. We may elect to reallocate proceeds among these uses or to working capital if we encounter changing business or competitive conditions that suggest a reallocation is in our best interests. More specifically, the circumstances under which we may reallocate proceeds include increased capital demand driven by the VSP program, promising results in our research and development program that warrant additional expenditures, our need to implement additional sales and marketing initiatives or expand further our existing initiatives, and fluctuations in our sales to PECC of sales-type leases. Any reallocation is expected to take place among the uses described in this prospectus under “Use of Proceeds,” and not to any other use. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

Until we use the net proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment grade, interest-bearing securities. We cannot predict whether these investments will yield a favorable return.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2004:

•	on an actual basis after giving effect to the merger, including the conversion of all outstanding shares of our Series A preferred stock into 138,000 shares of common stock on consummation of this offering; and

•	on an as adjusted basis to reflect the receipt and application of estimated net proceeds of $18.5 million from the sale of 3,300,000 shares of common stock offered by us at an assumed initial public offering price of $6.50 per share, after deducting underwriting discounts and commissions, the 2.875% non-accountable expense allowance and estimated offering expenses.

You should read this table together with our financial statements and related notes appearing at the end of this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2004
	Actual	As Adjusted
	(in thousands, except share data)
Stockholders’ equity
Preferred stock, $0.0001 par value: 2,000,000 shares authorized; no shares issued, actual and as adjusted	$—	$—
Common stock, $0.0001 par value: 60,000,000 shares authorized, actual and as adjusted; 6,755,100 shares issued and outstanding; 10,055,100 shares, as adjusted	1	1
Additional paid-in capital	15,642	34,203
Accumulated deficit	(12,843)	(12,843)

Total stockholders’ equity and total capitalization	$2,800	$21,361

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share you will pay in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

Our pro forma net tangible book value per share as of December 31, 2004 was approximately $0.28 per share. Pro forma net tangible book value per share is equal to our total tangible assets minus total liabilities, less deferred offering costs of $341,000 and intangible assets of $565,000, all divided by the number of shares of common stock outstanding as of December 31, 2004 after giving effect to the merger, including the issuance of 138,000 shares of common stock on conversion of outstanding Series A preferred stock on completion of this offering.

After giving effect to the receipt of estimated net proceeds of $18.5 million from the sale of the 3,300,000 shares of common stock offered by this prospectus, at an assumed initial public offering price of $6.50 per share, which is the midpoint of the price range on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions, the 2.875% non-accountable expense allowance and offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2004 would have been approximately $20.8 million, or $2.07 per share. This represents an immediate increase in pro forma net tangible book value of $1.79 per share to existing stockholders and an immediate dilution of $4.43 per share to new investors. The following table illustrates this calculation on a per share basis:

Assumed initial public offering price per share		$6.50
Pro forma net tangible book value per share as of December 31, 2004	$0.28

Increase per share attributable to this offering	1.79

Pro forma as adjusted net tangible book value per share of common stock after this offering		2.07

Pro forma dilution per share to new investors		$4.43

If the underwriters exercise their over-allotment option in full, pro forma as adjusted net tangible book value will increase to $2.24 per share, representing an increase to existing holders of $1.96 per share, and there will be an immediate dilution of $4.26 per share to new investors.

The following table summarizes, on a pro forma as adjusted basis, after giving effect to the merger and completion of this offering at an assumed initial public offering price of $6.50 per share and the pro forma adjustments referred to above, the total number of shares of our common stock purchased from us and the total consideration and average price per share paid by existing stockholders and by new investors. The total consideration paid by investors in this offering reflects the gross offering proceeds at the assumed offering price before deduction of estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percentage	Amount	Percentage
Existing stockholders	6,755,100	67.2%	$13,894,786	39.3%	$2.06
New investors	3,300,000	32.8	21,450,000	60.7	$6.50

Total	10,055,100	100.0%	$35,344,786	100.0%

If the underwriters exercise their over-allotment option in full, the following will occur:

•	the pro forma as adjusted percentage of shares of our common stock held by existing stockholders will decrease to approximately 63.7% of the total number of pro forma as adjusted shares of our common stock outstanding after this offering; and

•	the pro forma as adjusted number of shares of our common stock held by new public investors will increase to 3,750,000, or approximately 35.7% of the total pro forma as adjusted number of shares of our common stock outstanding after this offering.

The tables and calculations above are based on 6,755,100 shares of our common stock outstanding as of December 31, 2004, adjusted for the merger, and exclude:

•	1,684,750 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2004 at a weighted average exercise price per share of $3.07;

•	802,700 shares of common stock issuable upon the exercise of outstanding warrants as of December 31, 2004 with an exercise price per share of $3.59; and

•	231,000 shares of common stock issuable on exercise of warrants to be issued to the managing underwriter in connection with this offering at an exercise price of $8.13 per share (based on an assumed initial public offering price of $6.50 per share, the midpoint of the price range on the cover of this prospectus).

If all of our outstanding options and warrants as of December 31, 2004 had been exercised as of that date, the pro forma as adjusted net tangible book value per share after this offering would be $2.34 per share and total dilution to new investors would be $4.16 per share, assuming no exercise of the over-allotment option by, or exercise of warrants issued to, the managing underwriter.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data shown below for the years ended December 31, 2003 and 2004 and as of December 31, 2003 and 2004 have been derived from our financial statements audited by Ehrhardt Keefe Steiner & Hottman PC, independent registered public accounting firm, and included elsewhere in this prospectus. The selected financial data should be read in conjunction with our financial statements and related notes, “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

	Years Ended December 31,
	2003	2004
	(Restated)
Statement of Operations Data:	(in thousands, except share and per share data)

Revenues
Product sales and services	$1,554	$3,155
Use fees	97	677
Gain on sales of sales-type leases	—	324

Total revenues	1,651	4,156

Costs and expenses
Cost of goods sold	545	1,245
General and administrative	2,667	1,992
Sales and marketing	2,583	5,264
Research and development	281	218

Total costs and expenses	6,076	8,719

Loss from operations	(4,425)	(4,563)

Other income (expense)
Interest income	9	24
Interest expense — related party	(78)	(60)
Other	(32)	—

Total other expense	(101)	(36)

Net loss	$(4,526)	$(4,599)

Preferred stock dividends	54	55

Net loss available to common stockholders	$(4,580)	$(4,654)

Pro forma net loss per share — basic and diluted	$(1.01)	$(0.83)

Pro forma weighted average shares used in computing net loss per share — basic and diluted	4,554,557	5,599,196

	As of December 31,
	2003	2004
	(Restated)
	(in thousands)
Balance Sheet Data:

Cash and cash equivalents	$40	$2,032
Working capital (deficit)	(198)	1,944
Total assets	1,760	4,889
Non-current liabilities	295	195
Series A cumulative convertible redeemable preferred stock	495	495
Accumulated deficit	(8,143)	(12,843)
Stockholders’ equity	433	2,800

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with our selected financial data, our consolidated financial statements and the accompanying notes to those financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the section entitled “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are positioned in a specialized part of the medical device industry – ultrasonic surgical devices. Our current product, the VASER System, is used in aesthetic lipoplasty procedures. Lipoplasty is the surgical breakup and removal of fat deposits in body contouring and cosmetic surgeries. Our products are assembled in our own facility in Louisville, Colorado from components made to our specifications or purchased off the shelf from vendors primarily in the United States.

The VASER System was introduced into the U.S. market in March 2001 and we began expanding to international markets in 2002. As of December 31, 2004, we have an installed base of over 200 VASER Systems in the U.S. and nine foreign countries. We have a diverse customer base of physicians, free-standing surgery centers and hospitals, with no customers accounting for 10% or more of our revenues in 2003 or 2004.

Since November 2003, we have placed the VASER System with customers in the U.S. largely on a fee-per-procedure, or FPP, basis. We sell and market the system in the U.S. through a direct sales organization and one distributor. Internationally, we sell VASER Systems in selected markets and are beginning to place systems on a FPP basis in other markets that we believe are suitable for that revenue model. This determination is based on numerous factors including political and economic stability, the strength of the economy in question, the number and skill levels of surgeons performing lipoplasty, and the potential size of the patient market. International sales presently are made through three distributors and two direct sales representatives.

Because aesthetic lipoplasty procedures generally are paid for directly by the patient and not by insurance, our overall market is particularly subject to the level of discretionary disposable income available to potential patients. We are working to expand the types of procedures for which the VASER System may be used. We believe that we have the opportunity to make our LipoSelection procedure available through a broader spectrum of physicians, including dermatologists, obstetrician/gynecologists and other specialty physicians. We will seek to have these specialty physicians offer patients the LipoSelection procedure in conjunction with the medical procedures they now perform. For example, we believe that obstetricians/gynecologists may provide LipoSelection to patients who are interested in accelerating their return to pre-pregnancy body shape. We also plan to increase the demand for our LipoSelection procedure across a broader demographic spectrum of potential patients through effective patient education and marketing.

The medical device industry is heavily regulated by the U.S. Food and Drug Administration and similar agencies in other countries, particularly in the areas of required clearance before products may be marketed, reporting of matters affecting the device after it is in the market, and stringent manufacturing quality control systems. Any adverse action by the FDA against a medical device company can have a negative effect on a company’s ability to sell its products and on the financial markets’ perception of that company. We focus on maintaining our quality controls to minimize the risk of occurrence of an event that might trigger such an action.

Since our inception in July 1998, we have incurred losses every quarter. We had net losses of $4.6 million and $4.7 million in 2003 and 2004, respectively. As of December 31, 2004, we had an accumulated deficit of $12.8 million.

Our Revenue Model

We currently derive our revenues from (1) sales of the VASER System under sales-type leases, (2) fees charged on a per procedure basis, referred to as FPP fees or use fees, above contractual minimums contained in sales-type leases, (3) operating lease income from VASER Systems we own and lease to our customers on a FPP basis without contractual minimums, which we refer to in this prospectus as the VSP program, (4) gain on sale of sales-type leases to Partners Equity Capital Company, or PECC, and (5) sales of VASER Systems on an outright basis. We also generate revenues from the sale of disposable and limited use accessories such as tubing, canisters and Sound Surgical Skin Ports, as well as from services provided to customers on out-of-warranty systems. To date, revenues from the sale of accessories and out-of-warranty services have accounted for less than 5% of our total revenues. For management purposes, we consider the following information about our sources of revenues and key performance indicators when reviewing operating performance:

	2003		2004
	(in thousands, except percentages and other data)
Revenues Data:	$	%	$	%
Domestic revenues	$1,436		$3,709
Percent of total revenues		87.0%		89.2%
International revenues	$215		$447
Percent of total revenues		13.0%		10.8%
Product sales and service	$1,554		$3,155
Percent of total revenues		94.1%		75.9%
Use fees	$97		$677
Percent of total revenues		5.9%		16.3%
Gain on sale of sales-type leases	$—		$324
Percent of total revenues		0.0%		7.8%
Other Data:
Installed VASER Systems — sold and leased (1)	68		240
Reported procedures (2)	198		3,254

(1)	Installed base data includes systems sold under our sales-type leases, sold on an outright basis, and systems placed under the VSP program.

(2)	Reflects procedures reported on an FPP basis only. Systems sold on an outright basis have no reporting requirements.

Revenue Sources

In November 2003, we transitioned our revenue model from one based on outright sales of the VASER System to a fee per procedure, or FPP, revenue model. Our sales of the VASER System now are made almost exclusively under a sales-type lease agreement based on FPP terms. The typical FPP arrangement calls for the customers to use the system between three and four times per month over the term of the sales-type lease, which is generally a three or four year period, or to pay minimum use fees if actual use falls short of contracted minimums.

Sales under sales-type leases.    Under our sales-type leases, customers acquire the VASER System for a contractual commitment to use the VASER System a minimum number of times per month at a fixed fee per use over the term of the lease, generally a three or four year period. The minimum use fees we receive under sales-type leases represent the acquisition price and related financing costs over the term of the agreement. Sales-type leases accounted for none of our 2003 revenues and approximately 60.7% of revenues in 2004.

Use fees.    We receive use fees from customer use of the VASER System that exceeds contractually imposed minimums under our sales-type leases. We also receive use fees through our VSP program in which we lease systems to our customers under an FPP arrangement, but without the monthly minimum use requirements. These customers typically are multi-user lipoplasty facilities that we expect to do ten or more procedures per month on average. We have the right to remove the system on five days notice if the system is not being used at or above target levels set in the agreement. Target levels are established based on the number of expected users and average procedures per user and typically increase over the first six to twelve months of the agreement term. We removed 11 systems in 2004 for failure to meet target use levels. At the end of the term, the customer has the option of continuing to use the system under the VSP program or returning it to us. We may choose to enter into a sales-type lease with the customer at the time the placement ends, although this is at our option and is not at the customer’s option. Use fees we receive from VSP program customers are accounted for as operating lease income. At December 31, 2003 and 2004, the number of VASER Systems in the VSP program was 15 and 49, respectively. We also will seek to generate higher total use fees through raising FPP fees charged on VASER System leases with lower contracted minimums.

Gain on sales of sales-type leases.    We have an agreement with Partners Equity Capital Company LLC, or PECC, under which PECC may purchase sales-type leases for VASER Systems that we enter into with our customers. PECC applies several criteria when determining if it will purchase a sales-type lease, the most significant being whether the sales-type lease contains minimum customer commitments of three or more VASER System uses per month. The sales price is equal to the present value of the stream of minimum customer use fees during the term of the lease, calculated at a mutually agreed-upon discount rate. Use fees in excess of contractual minimum are paid to us in accordance with our agreement with PECC.

The gain on the sale of our leases to PECC is a result of the differential in the rate implicit in the lease between us and our customer and the rate implicit in the leases sold to PECC. Lease rates are greater on our transactions with our individual doctors and clinics and represent rates attributable to small dollar leases to individual customers as opposed to the lower implicit rate provided to us by PECC, which is indicative of lease rates quoted on large pools of equipment leases. The implicit rate charged to our customers is approximately 16% and the rate charged by PECC is approximately 11%. We arrive at the implicit rate for our customers based upon the fair market value on small ticket leases as well as the discount rate which provides a comparable gross profit margin on the equipment sold compared to historical averages.

Outright sales.    We now sell the VASER System on an outright basis only in isolated instances, such as in select international markets and small, isolated domestic markets. In 2003, outright sales of the VASER System or components accounted for all of our product sales revenues.

We believe our transition to the FPP revenue model offers the following benefits to our customers: (1) eliminating all capital investment, (2) reducing financial risk to the amount of required monthly minimum use fees, (3) removing technology risk since upgrades are provided at no additional charge and no service or maintenance contracts are required, and (4) customers often being able to pass through use fees to the patient. We expect the FPP model to increase our incremental revenues from each system and facilitate our receipt of use fees and the associated cash flows over an extended time period. As a result, we believe that our conversion from a revenue model based on a one-time sale of the VASER System to an ongoing use-based model presents a compelling opportunity to enhance our long-term financial results.

Our International Sales

Approximately 13.0% of our 2003 revenues were from international sales which principally took place in South Korea and Latin America. In 2004, our international sales accounted for 10.8% of total revenues, principally from sales in Latin America and Europe. The majority of our international customers have historically acquired VASER Systems on an outright basis. As we have with domestic sales, we expect to transition to the FPP model in international sales to the extent practicable.

Results of Operations

The following table presents certain statement of operations information stated as a percentage of total revenues:

	Year Ended December 31,
	2003	2004
Revenues
Product sales and services	94.1%	75.9%
Use fees	5.9	16.3
Gain on sale of sales-type leases	—	7.8

Total revenues	100.0	100.0
Costs and expenses
Cost of goods sold	33.0	30.0
General and administrative	161.5	47.9
Sales and marketing	156.4	126.7
Research and development	17.1	5.2

Total costs and expenses	368.0	209.8

Loss from operations	(268.0)	(109.8)
Total other expense	(6.1)	(0.9)

Net loss	(274.1)	(110.7)
Preferred stock dividends	3.3	1.3

Net loss available to members	(277.4)%	(112.0)%

Restatement of Financial Statements

The December 31, 2003 financial statements have been restated for the correction of certain errors in previously issued financial statements which did not reflect compensation expense of $1.4 million for the modification of the terms of certain options. In addition, the previously issued financial statements did not reflect unrecorded expenses that increased operating expenses by $106,000 for the year ended December 31, 2003. During 2003, the board of directors approved a change in terms of certain options acquired by our chief executive officer and extended the expiration date of certain options held by two consultants. At the date on which this change in the options’ term took place, the options acquired by our chief executive officer had an intrinsic value of $570,000 and the options held by the consultants had a fair value of $791,000 using the Black-Scholes option-pricing method. These amounts now are reflected in our 2003 financial statements as the expense is required to be recognized immediately upon the modification of the option terms. The unrecorded expenses in 2003 consisted of various business expenses incurred by Mr. Wingerter for which he did not seek reimbursement from us until the fourth quarter of 2004. The net loss available to members as previously reported was $3.1 million, $0.78 loss per unit, which was increased by $1.5 million, $0.38 per unit.

Comparison of Years Ended December 31, 2003 and December 31, 2004

Revenues

Revenues were $1.7 million in 2003 and $4.2 million in 2004, representing a year-over-year increase of $2.5 million. The increase was due primarily to an increase in the number of VASER Systems sold to customers as a result of increases in our direct sales force and our selling and marketing efforts in the United States. At December 31, 2003 our installed base of VASER Systems was 92 as compared to 240 systems installed as of December 31, 2004. Product sales and services and use fees represented 94.1% and 5.9% of 2003 revenues, and 75.9% and 16.3% of 2004 revenues, respectively. The balance of 2004 revenues was comprised of gain on sale of sales-type leases, which accounted for 7.8% of 2004 revenues.

Of product sales and services revenues in 2003, outright sales represented 94.0% and operating lease revenues from systems placed under the VSP program represented 6.0%. In comparison, sales of systems under sales-type lease arrangements represented 60.8%, outright system sales represented 15.5% and operating lease revenues from systems placed under the VSP program represented 12.7% of 2004 revenues. Sales of accessories were immaterial in the 2003 period and represented 6.1% of product sales and services in 2004.

Use fees were $97,000 in 2003, compared to $677,000 for 2004, representing a year-to-year increase of $580,000. As a percentage of revenues, use fees increased from 5.9% in 2003 to 16.3% in 2004. The increase in use fees was primarily due to the larger installed base of VASER Systems placed with our customers on a fee per procedure basis in 2004, as opposed to a greater proportion of one-time sale transactions in 2003. This difference primarily reflects the fact that we did not transition to the FPP revenue model until November 2003. There were no sales of VASER Systems under sales-type leases in 2003; however, 60.7% of our 2004 sales were from sales-type leases. This increase is consistent with the transition of our revenue model from one based on outright product sales to the FPP revenue model.

International sales represented 13.0% of revenues during 2003 and 10.8% in 2004. While international sales increased significantly in absolute amounts, the overall increase in 2004 revenues that reflected our focus on domestic FPP sales and our shift of some sales and marketing resources to domestic rather than international sales activities caused our international sales to account for a smaller percentage of total revenues in 2004.

Cost of Goods Sold and Gross Margin

Our cost of goods sold represents the cost of materials, overhead, direct labor and delivery charges associated with the manufacture of the VASER System. This amount also includes the cost of purchase and delivery of the power amplifier, probes, motors and other components that we purchase from our outside suppliers. Cost of goods sold increased $700,000, or 138.4% from $545,000 in 2003 to $1,245,000 in 2004. As a percentage of revenues, cost of goods sold declined from 33.0% in 2003 to 29.9% in 2004. The increase in absolute amount was attributable to the sale of more VASER Systems, offset by lower direct material, labor and overhead costs per unit in production of the system. Our unit sales increased by 22.9% on a period to period basis. The gross margin for 2003 was $1.1 million, or 67.0% of revenues, compared to $2.9 million, or 70.1% of revenues, for 2004. The improved gross margin percentage in 2004 primarily resulted from our allocation of manufacturing overhead over a greater number of units produced, as well as reduced direct costs of production. The increase in the gross margin percentage is also attributable to a more favorable mix of revenues, with higher gross margin use fees increasing $580,000 on a year to year basis from $97,000 to $677,000. Gross margin is calculated by subtracting cost of goods sold from total revenues, which includes gain on sale of sales-type leases and use fees. If calculated separately, no costs would be allocated to gain on sale of sales-type leases, and the gross margin on sale of products would be lower, while gross margin on use fees would be higher, than reported amounts.

General and Administrative

General and administrative expenses consist primarily of personnel expenses for accounting, human resources, and corporate administration, legal fees excluding those fees specifically attributable to patent applications and grants, accounting fees, and facilities expenses, information technology expenses, costs of regulatory compliance, and quality assurance. General and administrative expenses decreased $0.7 million, or 25.9% from $2.7 million in 2003 to $2.0 million in 2004. This decrease was primarily due to non-cash compensation expense related to options of $1.4 million incurred in 2003 that were not repeated in 2004, an additional decrease in personnel expenses of $86,000, partially offset by increased professional services fees of $44,000, increased facilities-related expenses of $73,000, additional administrative expenses of $46,000 in the 2004 period, and other expenses of $276,000 to support our operations. As of December 31, 2003 and 2004 we had 26 and 56 total full-time employees, respectively.

Sales and Marketing

Sales and marketing expenses consist primarily of marketing personnel compensation, sales force incentive compensation, travel, promotional materials, conference and tradeshow attendance, advertising, physician and patient education materials, and other expenses incurred to provide clinical training. We record sales commission expense in the period the sale is recognized. Sales and marketing expenses increased $2.7 million, or 103.8%, from $2.6 million in 2003 to $5.3 million in 2004. The increase was primarily attributable to addition of new direct sales personnel that increased employee compensation, benefit costs and recruiting costs by a total of $1.0 million, an increase in sales commissions of $423,000 that was directly attributable to higher VASER System sales and placements under FPP arrangements, marketing activities of $376,000, international sales and marketing of $57,000, and convention, tradeshow and other direct sales expenses of $130,000. Sales and marketing expense as a percentage of revenues decreased from 156.4% in 2003 to 126.7% in 2004.

Research and Development

Research and development expenses consist primarily of allocated personnel expenses, supplies, materials and expenses associated with product development, expenses associated with preclinical and clinical studies, and legal fees for the prosecution of patent applications. Research and development expenses decreased from $281,000 in 2003 to $218,000 in 2004. The reduction in these expenses is attributable to completion of substantially all of the clinical research and development effort we directed to commercialization of the VASER System by 2004.

Total Other Expense

Other income (expense), net, decreased $65,000, from ($101,000) in 2003 to ($36,000) in 2004. The decrease was primarily a result of greater other expense of ($32,000) in 2003 as compared to insignificant other expense in 2004. Interest expense to related party remained relatively constant at $78,000 in 2003 and $60,000 in 2004.

Interest income was insignificant and $24,000 during 2003 and 2004, respectively. Interest income was earned from investments in cash equivalents and short-term investments with original maturities of 90 days or less. Interest income increased during 2004 over 2003 because of higher average cash balances.

Quarterly Results of Operations

The following table sets forth our unaudited operating results for each of the four quarters of 2004. We have prepared this unaudited information on a basis consistent with the audited financial statements and have included all adjustments that we consider necessary for a fair presentation of our financial position and operating results for such periods. The amount and timing of our operating expenses may fluctuate significantly in the future as a result of a variety of factors. Our historic results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our financial statements and related notes included elsewhere in this prospectus.

	For the Quarter Ended				For the Year Ended December 31, 2004
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
	(in thousands)
Revenues
Product sales and services	$316	$1,090	$910	$839	$3,155
Use fees	158	151	143	226	677
Gain on sales of sales-type leases	—	84	118	122	324

Total revenues	474	1,325	1,170	1,186	4,156

Costs and expenses
Cost of goods sold	185	343	357	359	1,245
General and administrative	442	420	409	722	1,992
Sales and marketing	827	1,471	1,510	1,456	5,264
Research and development	50	57	55	57	218

Total costs and expenses	1,504	2,290	2,331	2,594	8,719

Loss from operations	(1,030)	(965)	(1,161)	(1,407)	(4,563)
Total other expenses	(20)	(7)	(3)	(6)	(36)

Net loss	(1,051)	(972)	(1,164)	(1,413)	(4,599)
Preferred stock dividends	14	14	14	14	55

Net loss available to members	$(1,064)	$(985)	$(1,178)	$(1,427)	$(4,654)

Comparison of Quarters Ending during the Year Ended December 31, 2004

Revenues

Revenues were $474,000 in the first quarter and $1.3 million in the second quarter, an increase of $826,000. The increase was primarily due to initiation in the second quarter of a program to obtain from our customers sales-type leases which were then sold to PECC. Of the increase, $553,000 was due to revenues from sales-type leases and $84,000 was from gain on sale of those leases to PECC. The majority of revenues from such sales-type leases and sales to PECC are recognized at the time the lease is signed and sold, respectively. Product sales and services represented 66.7% and 82.3% of revenues for the first quarter and second quarter, respectively, and use fees represented 33.3% and 11.4% of revenues in those quarters. The remaining 6.3% of second quarter revenues was from gain on the sale of sales-type leases.

Third quarter revenues were $1.2 million, a decrease of $100,000 from the second quarter, primarily due to diminished sales resulting from the seasonal nature of aesthetic plastic surgery. Revenues from sales-type leases were $853,000 and gain on sale of such leases to PECC was $118,000. Product sales and services and use fees represented 77.8% and 12.2% of revenues in the third quarter. The remaining 10.0% of revenues in the third quarter was from gain on sale of sales-type leases.

Fourth quarter revenues were $1.2 million, remaining essentially constant compared to the third quarter. Revenues from sales-type leases were $680,000 and gain on sale of such leases to PECC was $122,000. Product sales and services and use fees represented 70.7% and 19.1% of revenues respectively for the fourth quarter. As in the third quarter, the remaining 10.2% of revenues were from gain on sale of sales-type leases. The increase in use fees was the result of an increased number of procedures from VASER Systems previously placed under FPP contracts and increased media exposure, including a segment of the television program Extreme Makeover in October 2004 that featured LipoSelection and a 30 second advertisement we ran in that time slot, that led to heightened consumer awareness of LipoSelection.

Cost of Goods Sold and Gross Margin

Cost of goods sold totaled $185,000 in the first quarter and $343,000 in the second quarter, an increase of $158,000, or 85.4%. The increase was primarily due to recognition in the first quarter of costs associated with systems placed under FPP contracts, from which revenues were minimal. As a percentage of revenues, cost of goods sold was 39.1% in the first quarter, declining to 25.9% in the second quarter. This decline in the cost of goods percentage is primarily due to the fixed cost component of cost of goods sold increasing slightly while we generated significantly more revenues. The gross margin for the first quarter was $289,000 or 60.9% of revenues, compared to $982,000 or 74.1% of revenues for the second quarter.

Cost of goods sold was $357,000 in the third quarter, remaining essentially constant with the second quarter. As a percentage of revenues, cost of goods sold increased to 30.5% in the third quarter reflecting lower revenues against the fixed cost component of cost of goods sold. The gross margin for the third quarter was $813,000 or 69.5% of revenues.

Cost of goods sold was $359,000 in the fourth quarter or 30.3% of revenues, remaining essentially constant with the third quarter. The gross margin also remained constant for the fourth quarter at $827,000 or 69.7% of revenues.

General and Administrative

General and administrative expenses were essentially constant in the first three quarters with an increase in the fourth quarter due to our grant of certain employee benefits and other incidental accruals.

Sales and Marketing Expense

Sales and marketing expenses increased between the first and second quarters due to additional sales and marketing personnel and related relocation costs. These expenses remained constant for the remainder of the year.

Research and Development

Research and development expenses remained relatively consistent from quarter to quarter in 2004.

Liquidity and Capital Resources

We were founded in July 1998 and have financed our operations since inception through the private placement of equity and debt and cash flow from operations. Through December 18, 2004, we have raised approximately $15.6 million from the issuance of common stock and Series A preferred stock, including common stock issued on conversion of $495,000 in indebtedness previously held by our officers and directors. As of March 31, 2005, we had approximately $1.2 million of secured debt outstanding under the bank credit line described below and had $2.0 million in cash and cash equivalents.

In December 2004, we established a $1.2 million bank credit line with Colorado Business Bank. The credit line is secured by certificates of deposit in the amount of approximately $1.0 million, inventory, accounts receivable, intangible assets, and the personal guarantee of Mr. Wingerter. Certificates of deposit were pledged by Mr. Wingerter, Dr. Cimino and Mr. Foote, officers of Sound Surgical, and a $132,000 certificate pledged by us. None of the individual officers was compensated for pledging the certificates of deposit, and Mr. Wingerter was not compensated for providing his personal guarantee of the bank credit line. The initial draw under the bank credit line of $1.1 million was used by us to repay outstanding borrowings, accrued but unpaid dividends on the Series A preferred stock, and accrued compensation that we owed to certain of our officers and directors. Please see “Related Party Transactions” for further information concerning such borrowings and accrued compensation. We pay interest on our borrowings under the bank credit line equal to the bank’s prime rate, currently 5.50%. Interest is payable monthly and the entire outstanding principal balance of the line is due in June 2005. We may prepay the bank credit line at any time without prepayment penalty and as long as we are not in default and the bank does not deem itself insecure, may reborrow from time to time during the loan term. The bank credit line agreement contains customary covenants requiring us to provide financial statements and other information to the bank, maintain casualty insurance, and comply with applicable laws, rules and regulations. The agreement also contains customary default provisions, including failure to make payments when due, failure to comply with covenants, insolvency of Sound Surgical or the guarantor, occurrence of a material adverse change in our financial condition, or the bank in good faith believes itself insecure. We believe that we are in compliance with the covenants in our bank credit facility. At March 31, 2005, we owed approximately $1.2 million plus accrued interest on the bank credit line. We will retire amounts outstanding under the bank credit line with a portion of the proceeds of this offering.

We obtained an unsecured loan in the amount of $300,000 from a stockholder in April 2005, the proceeds of which were used for working capital. The loan bears interest at the rate of 42% per year and is due and payable on or before June 30, 2005. We may prepay this loan at any time without penalty, and we intend to pay the principal and accrued interest in full from the proceeds of this offering.

In February and July 2002, we sold 276,000 shares of our Series A preferred stock to Mr. Wingerter and one of our employees for $495,000. The price paid included the conversion of debt and accrued interest then owed to Mr. Wingerter of $408,000. We accrued preferred stock dividends of $50,000 in 2003 and $100,000 in 2004 that were paid from proceeds of our bank credit line in December 2004. The holders of the Series A preferred stock have agreed to convert the Series A preferred stock into 138,000 shares of common stock on completion of this offering. At that time, any accrued and unpaid dividends will be paid to the holders of the Series A preferred stock. For further information concerning the Series A preferred stock, please see “Related Party Transactions.”

In order to meet our working capital requirements, we borrowed an additional $420,000 from Mr. Wingerter during 2002, subsequent to his conversion of the earlier loans to Series A preferred stock. In 2003, Mr. Wingerter refinanced the balance of this loan and accepted a new unsecured promissory note from us under which we were extended the right to borrow up to $1.2 million from Mr. Wingerter from time to time for use as working capital. The 2003 promissory note provided for annual interest of 12% on the outstanding loan balance, with principal and interest payable on demand. In December 2003, Mr. Wingerter agreed to convert $633,000 of the advances made by him to shares of our common stock and warrants to purchase our common stock at a conversion price equal to the price per share and per warrant then being paid by unrelated parties. The remaining balance of the advances was $474,000 as of December 14, 2004 and was repaid as of that date, together with accrued interest of $151,000, from proceeds of the bank credit line described above. Following completion of this offering, we do not intend to borrow funds from our officers or directors and do not believe any such borrowings will be necessary to meet our working capital requirements.

Based upon funds available to us at December 31, 2004, our independent auditors expressed doubt about our ability to continue as a going concern if we are unable to raise additional funds.

Cash, cash equivalents and restricted cash were $160,000 and $2,284,000 at December 31, 2003 and 2004, respectively.

Cash used in operating activities was $3.1 million in 2003 and $5.0 million in 2004. Operating losses of $4.5 million in 2003 and $4.6 million in 2004 accounted for nearly all cash used in operating activities. In 2003, cash was also used to fund an increase of $216,000 in accounts receivable resulting from the significant growth in revenues, and an increase of $243,000 in inventories to support our anticipated sales volume increase. These uses of cash in 2003 were partially offset by increases in accounts payable and accrued expenses of $91,000 and $135,000, respectively, and accrued compensation of $130,000. The major use of cash in 2004 was to fund operating losses of $4.6 million. Cash was also used to fund an increase in inventories of $684,000 to support our growth in sales. We received cash but deferred recognizing revenue of $264,000 in 2004 in accordance with our revenue recognition policy that is described in detail below.

Cash used in investing activities was $281,000 and $275,000 in 2003 and 2004, respectively. Cash was used in 2003 primarily for purchase of fixed assets and for the purchase of certificates of deposit pledged as collateral under a letter of credit we obtained in favor of our landlord in connection with the leasing of our manufacturing facility. Cash was used in investing activities in 2004 primarily to purchase fixed assets and for patent-related expenses.

Cash provided by financing activities was $3.0 million and $7.2 million in 2003 and 2004, respectively. The cash from financing activities in 2003 primarily represented proceeds from a private placement of equity totaling $2.3 million and the issuance of long-term debt of $697,000. Cash provided by financing activities in 2004 represented proceeds received from the private placement of common stock. Between October and December 2004, we sold an additional 1,580,100 shares of common stock in a private placement, proceeds of which were $6,870,000. The proceeds of these sales are being used to expand our sales, marketing and training initiatives and as general working capital. Additionally we obtained a line of credit during December 2004 which provided $1.1 million of financing.

Our customer payment terms are generally 30 days from invoice date. At December 31, 2004, our accounts receivable balance was $221,000. In managing our working capital, we monitor days’ sales outstanding, or DSO. Our DSO was 61 days in 2003 and 19 days in 2004. The decrease of 41 days in our DSO from 2003 to 2004 arose from our continuing commitment to prompt collections of accounts receivable and our increase in sales, as well as timely receipts from both new and existing customers. Our accounts receivable were $275,000 at December 31, 2003 and $221,000 at December 31, 2004, meaning we reduced accounts receivable by $54,000, or 19.6%, even as our sales increased substantially in 2004.

Accounts payable are normally paid within 30 days from receipt of a vendor’s invoice.

Program Agreement with Partners Equity Capital Company

From April through December 31, 2004, we received $2.3 million in proceeds from the sale of sales-type leases with our customers to PECC. Under our agreement with PECC, it has the right to purchase from us sales-type leases for VASER Systems that meet PECC’s qualifying criteria. PECC’s principal qualifying criterion is the presence in the sales-type lease of minimum customer use commitments of three or more uses per month. Our sales-type leases require no up-front payment from our customers and generally require the customer to pay minimum monthly fees for three or four uses per month, whether or not the system is used to this extent, for a term that generally is three or four years. PECC pays us a purchase price equal to the present value of the stream of minimum use fees payable by the customer during the term of the sales-type lease that is calculated at a mutually agreed-upon discount rate. The discount rate is uniform among sales-type leases and does not vary based upon customer identity or credit history. PECC takes title to VASER Systems subject to sales-type leases that are purchased by PECC from us. We retain the rights to all use fees paid by the customer that exceed the monthly minimum in the customer’s agreement. Because all use fee reports are made to us by our customers and forwarded by us to PECC, we are able to track directly all use fees to which we are entitled that exceed the monthly minimum. Because the lease agreements with customers under the VSP program do not contain monthly minimums, these lease agreements are not salable to PECC.

The program agreement obligates us to report by the 15th day of the following month the number of procedures that were performed by the customer in the prior month for which fees are due to PECC or to us. At the end of the term of the customer agreement, which generally is three or four years, we will receive all use fees subsequently collected if we exercise our option to repurchase the system from PECC.

If a customer defaults under a sales-type lease that we sold to PECC, we are to use commercially reasonable best efforts to place the system with another of our FPP customers on behalf of PECC. We can also sell the system on an outright basis so long as PECC obtains its unrecovered investment in the system. If the system is not sold or placed with another FPP customer after 12 months, we and PECC may agree to continue remarketing the system, we may repurchase the system, or we and PECC may agree to return the system to PECC. Subject to PECC having recovered its unrecovered investment, if any, at the end of the customer’s sales-type lease term, we have the right to repurchase all VASER Systems financed through PECC. This option is exercisable at our discretion at an option price equal to the system’s fair market value. PECC is obligated to transfer title to us for all VASER Systems that we elect to repurchase at expiration of the sales-type lease term.

The PECC agreement has contributed significantly to our liquidity since its execution. The program agreement is terminable by us or PECC on short notice, and by PECC for causes outlined in the agreement. If this agreement is terminated or if we are required to repurchase a significant number of sales-type leases from PECC, our liquidity would be harmed, perhaps significantly. For further information concerning the program agreement, please see “Business — Business Alliances.”

Future Capital Requirements and Commitments

We expect to incur additional costs and expenses during 2005 to implement our additional sales, marketing and training initiatives, establish up to four LipoSelection Centers, and expand our manufacturing capabilities. We expect to fund these increased costs and expenditures from our cash flows from operations, our existing cash balances and the proceeds from this offering. However, our future capital requirements depend on numerous forward-looking factors. These factors include and are not limited to the following: revenues generated by sales of the VASER System; costs associated with expanding our marketing, sales and training efforts; costs of maintaining FDA and other regulatory clearances of the VASER System and the cost of obtaining clearances from regulatory agencies in other countries; the effects of competing technologies and market developments; and the occurrence of any of the other events described previously under “Risk Factors.” We expect that our capital expenditures in 2005 will be approximately $1.5 million, much of which will relate to the costs of equipment and tenant finish for the LipoSelection Centers we intend to establish in the next 12 months. Our budgeted capital expenditures for the next 12 months also include additional production equipment, additional information technology and communications equipment, and additional testing equipment. We projected our estimated 2005 capital expenditures by aggregating the capital equipment and tenant finish budgets for the LipoSelection Centers and the capital equipment budget for our manufacturing and administrative offices.

We believe that the net proceeds from this offering, together with our current cash and cash equivalents, and cash we expect to generate from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months, including the expenditures anticipated for 2005 described above.

It is possible we may require additional funds in order to further develop the market for LipoSelection, conduct studies, further increase our manufacturing capacity, or continue to implement our strategies. We may seek financing of future cash needs through the sale of equity securities and debt. We cannot assure you that additional financing will be available when needed or that, if available, such financing will be obtained on terms favorable to us or our stockholders. Insufficient funds may require us to delay, scale back or eliminate some or all of our business operations or may adversely affect our ability to operate. If additional funds are obtained by issuing equity or debt securities, substantial dilution to then-existing stockholders may result.

Off-Balance Sheet Arrangements, Contractual Obligation and Contingent Liabilities and Commitments

In August 2003, we obtained an irrevocable letter of credit in the amount of $120,000 in favor of the landlord from which we lease our current manufacturing facility. The letter of credit expires on August 31, 2005, is extendable for a period of 14 months in the amount of $90,000 and a subsequent period of 12 months in the amount of $60,000. The letter of credit is secured by certificates of deposit. As of December 31, 2004, we did not have any other off-balance sheet financing arrangements. We do not have transactions, arrangements or relationships with variable interest entities and have not guaranteed any financial obligations of third parties.

The following table summarizes our principal contractual obligations as of December 31, 2004 and the effects such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due in
	Total	2005	2006 and 2007	2008 and 2009	After 2009
Contractual Obligations
Short- and long-term debt (1)	$1,196,000	$1,196,000	$—	$—	$—
Operating lease obligations	627,000	198,000	329,000	100,000	—
Capital leases (equipment)	—	—	—	—	—
Other contractual commitments	—	—	—	—	—

Total contractual cash obligations	$1,823,000	$1,394,000	$329,000	$100,000	$—

(1)	Represents a bank credit line and accrued dividends outstanding at December 31, 2004. At December 31, 2004 the balance outstanding under the bank credit line was $1.1 million, all of which is to be repaid from proceeds of this offering.

Prior Customer Concentration

In 2003 and 2004, there were no customers who accounted for more than 5% of total revenues. Additionally, no customer accounted for 5% or more of accounts receivable outstanding as of December 31, 2003 or 2004.

Dependence on Key Suppliers

We rely on third-party suppliers to manufacture the VASER System’s power amplifier, probes, motors and several components used in the system. We maintain no contracts with these suppliers and obtain these components from the suppliers by placing purchase orders with them. The two suppliers of our power amplifier and probes are our sole source providers of these products, although we currently are in the process of identifying alternate suppliers for these key components. Even if we locate alternate suppliers, they may not be able to supply us an adequate quantity of the components we need in a timely manner or on commercially reasonable terms. Switching suppliers could also require us to redesign a portion of the VASER System and require us to submit to the FDA a premarket supplement or possibly a separate approval, either of which could significantly delay our production and delivery of the VASER System. We have been advised by our power amplifier supplier that it intends to discontinue production of the current amplifier model used in the VASER System in 2006. We believe we have sufficient inventories of amplifiers in stock and subject to accepted orders that we will not need a replacement amplifier until the third quarter of 2006, but if sales exceed our estimates or currently placed amplifier orders were not fulfilled, we may need a replacement amplifier sooner than planned. If our existing suppliers encounter problems during manufacturing because of failure to follow specific protocols and procedures, failure to comply with applicable regulations, including the FDA’s Quality System Regulation, equipment malfunction or other factors, we may not be able to timely manufacture and deliver the VASER System to our customers. An interruption or delay in our access to the power amplifier, probes, motors or other components we obtain from outside suppliers, or our inability to obtain these products from alternate sources at acceptable prices in a timely manner, could cause us to lose sales or customers.

Seasonality

Historically, we have experienced lower sales or lower sales growth during the third quarter of the year, compared to other quarters during the year. We believe this seasonality occurs as a result of a lower number of plastic surgery procedures being scheduled and performed during the months of July and August in each year. To the extent we are successful in building use of the VASER System among practice specialties other than plastic surgery, this seasonality may be reduced.

Known Trends and Future Events

We have experienced significant growth in revenues since 2002 and anticipate continued growth in revenues in the future as we implement additional sales, marketing and training initiatives using proceeds of this offering with the goal of increasing the installed base of VASER Systems in our customers’ facilities. Continued increase in our installed base of VASER Systems and our revenues is dependent on our ability to further penetrate the specialist physician market, especially among those physicians with body contouring practices in lipoplasty and cosmetic procedures. In addition, we believe that continued growth in revenues is partly dependent on our ability to expand our market presence among obstetric/gynecology practices, dermatologists, and otolaryngologists (ear, nose and throat specialists). Physicians in these specialties generally are familiar with the anatomy of areas customarily selected as lipoplasty sites. For example, obstetrician/gynecologists generally are familiar with the abdominal areas, and some already perform lipoplasty in those and other areas of the body. One of the challenges we face is in educating physicians outside the plastic surgery and cosmetic markets concerning the ways in which the VASER System can be used to grow the fee for service segment of their practices, thus reducing physicians’ reliance on managed care plans and third party reimbursements. Revenue growth also is partly dependent on our ability to expand within our targeted international markets.

We believe it is important to our long-term growth to increase consumer awareness of LipoSelection and its advantages over traditional liposuction. We have allocated a significant portion of the proceeds of this offering to our sales, marketing and training initiatives, including those specifically targeted to consumers. These efforts will include television advertisements during shows such as “Extreme Makeover” and “The Swan,” promotional campaigns tied in to health clubs, spas and fitness centers, and establishment of up to four LipoSelection Centers. Our advertising and promotion efforts will be designed to complement our customer-directed marketing and sales initiatives and increase the installed base of VASER Systems as well as the number of uses of such systems.

As we implement new sales, marketing and training initiatives and seek to grow our business, we will need to increase our manufacturing capacity to meet expected increases in demand. Because our receipt of use fees will occur over a period of years, after manufacture and sale of VASER Systems and after increases in our sales, marketing, and training expenditures, our expenses may outpace our projected growth in revenues until the full impact of our new sales, marketing and training initiatives is estimated to take place. If we continue to sell our sales-type leases to PECC, we believe such sales will offset to a significant degree the cash we will be using in our planned operational expansion. We cannot assure you that PECC will continue to buy sales-type leases from us on commercially reasonable terms, or at all. The terms under which PECC now buys sales-type leases from us are based on a discount rate negotiated between us and PECC. PECC may in the future propose changing the discount rate in a manner that reduces the sales price we receive. A proposal of this nature could be based on changes in prevailing interest rates or other factors. If we do not believe the proposal is commercially reasonable, we may choose not to sell sales-type leases to PECC.

We expect the FPP revenue model will increase our long-term revenues because our customers must commit when they acquire the system to using the VASER System for a minimum monthly number of procedures for the term of the agreement, which is generally three or four years, and we receive all use fees paid with respect to procedures in excess of monthly minimums. Even after expiration of the term, we will continue to receive use fees on VSP program systems that the customer elects to retain. Additionally, we will continue to receive use fees from systems we repurchase from PECC once the sales-type lease term ends. Use fees are now based primarily on physician reports of system usage, but we are developing a procedure counter that will enable us to receive bi-weekly reports of system usage. We believe that the new procedure counter will assist us in better monitoring system use and allocating use fees among multiple users, as well as making our reporting of system use to PECC more timely and effective.

We anticipate that sales and marketing expenses will continue to increase in absolute amounts after this offering as we implement new sales, marketing and training initiatives, including the expansion of our direct sales force and the increase in the number of our clinical support specialists. The role of our clinical support specialists will be particularly important in our expansion, as these specialists focus on physician training in the LipoSelection technique. Our ability to train physicians in the proper and effective use of the VASER System will continue to play a pivotal role in our ability to increase our installed base of VASER Systems and the use fees we receive.

We will incur one-time opening expenses and ongoing operating expenses for the LipoSelection Centers that will increase our overall operating costs in future periods. We believe we have a significant opportunity to increase our revenues from the VASER System by establishing the LipoSelection Centers, but are unable to estimate the timing of receipt and amounts of such revenues.

We currently intend to establish up to four LipoSelection Centers in two or three major metropolitan areas in the U.S. The exact number of LipoSelection Centers we establish will depend on a number of factors, some of which are outside of our control, including:

•	the availability of suitable locations at reasonable lease rates and their proximity to specialist physicians, particularly those who are interested in learning the LipoSelection technique;

•	the demographic and economic profile of potential patients in the surrounding area;

•	whether multiple centers can be established in one area to make our advertising and promotion efforts more effective; and

•	the performance of the first one or two centers we establish and what modifications to center operations, if any, we feel are necessary to make before adding more centers.

As part of our sales, marketing and training initiatives, we intend to increase the number of direct sales and training personnel dedicated to serving international markets. Currently, we anticipate increasing our international staffing from two employees to approximately seven employees. We also intend to enter into distribution arrangements with additional international medical distributors, although we are unable to currently estimate the number of additional distributors with which we will secure distribution arrangements, if any. The expansion of our international sales efforts will be directed primarily to countries in the European Economic Community and Latin America, as well as South Korea.

We expect our general and administrative expenses to increase substantially after this offering as a result of our becoming a public company. Among other things, we expect expenses such as compliance and governance costs, legal and accounting fees, directors’ and officers’ liability insurance premiums, and directors’ fees will increase significantly. We will also incur investor relations expenses, exchange listing fees, and other costs associated with being a public company.

We also expect:

•	our gross margin as a percent of revenues to increase over current levels if we succeed in increasing the percentage of revenues accounted for by use fees as opposed to outright VASER System sales;

•	our research and development expenses will decline somewhat in future periods in absolute amounts and will decline more significantly as a percentage of revenues as we have limited our research and development activities to VASER System enhancement rather than development;

•	interest and dividend expense to be significantly lower in 2005 as compared to 2004, as a result of applying part of the proceeds from this offering to repayment of the bank credit line that in turn was used to retire related party debt and pay accrued dividends, and due to the outstanding Series A preferred stock being converted into common stock on completion of this offering; and

•	an increase in our interest income in 2005, as a result of the higher available balance of funds for investment after this offering.

In 2003, Mr. Wingerter purchased 552,000 shares from Dr. Cimino for (i) a promissory note in the principal amount of $105,600 payable in four equal installments of $24,600 due September 2005, 2007, 2009 and 2011, and (ii) additional contingent consideration based on Mr. Wingerter’s receipt of distributions from us or his future sale of shares at a price per share exceeding that paid by him to Dr. Cimino. As the payment for the shares is based on future events, the transaction will be accounted for under variable plan accounting. We will recognize an expense equal to the difference in the fair value of the shares at the time the future events occur and the purchase price is paid to Dr. Cimino by Mr. Wingerter. As this price was $.55 per share, the compensation expense we recognize when the contingency is satisfied could be significant, depending on the price at which our shares of common stock are then traded. Any such expense will be a non-cash expense when incurred.

Related Party Transactions

Our officers and directors have purchased common and Series A preferred stock in the private placements described above, and have advanced funds to us from time to time so that we could meet our liquidity requirements. Several of our officers and directors also deferred their compensation or agreed to take their compensation in the form of equity when our liquidity needs dictated a need to do so. We repaid the outstanding debt, accrued and unpaid Series A preferred stock dividends, and unpaid accrued compensation in December 2004 using the proceeds of our bank credit line. Mr. Wingerter incurred on our behalf administrative travel, marketing, center development expenses and sales-related expenses of $106,000 and $46,000 in 2003 and 2004 that were not submitted for reimbursement by us until the fourth quarter of 2004. In April 2003, we purchased Sound Surgical Sales from Thomas J. Bogle, who subsequently became a director and executive officer. This is only a brief summary of the transactions that have taken place between us, on the one hand, and our officers, directors, and principal stockholders, on the other. Please see “Related Party Transactions” for detailed information concerning these and other transactions with our officers, directors and principal stockholders.

Critical Accounting Policies

Our financial statements are based on the selection and application of generally accepted accounting principles, which require us to make estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Future events and their effects cannot be determined with certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to our financial statements. We believe that the policies set forth below may involve a higher degree of judgment and complexity in their application than our other accounting policies and represent the critical accounting policies used in the preparation of our financial statements. If different assumptions or conditions were to prevail, the results could be materially different from our reported results. Our significant accounting policies are presented within Note 1 to our financial statements.

Revenue Recognition

We sell our VASER System primarily through a direct sales force and to a lesser extent through distributors. Direct product sales are structured as sales-type lease arrangements or outright sales. We recognize revenues from our sales-type lease transactions and outright sales when earned as required by generally accepted accounting principles and in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition,” or SAB No. 104, and EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” or EITF 00-21. SAB No. 104 requires that four basic criteria must be met before revenues can be recognized: (1) persuasive evidence of an arrangement exists; (2) title has transferred; (3) the price is fixed and determinable; and (4) collectibility is reasonably assured. We generally use contracts and customer purchase orders to determine the existence of an arrangement. We use third-party proof of delivery and shipping documents to verify delivery. We assess whether the price is fixed or determinable based on the terms of the agreement associated with the transaction. In order to determine whether collection is probable, we assess a number of factors, including past transaction history with the customer and the creditworthiness of the customer. If we determine that collection is not reasonably assured, we defer the recognition of revenues until collection becomes reasonably assured, which generally is upon receipt of payment.

Effective September 30, 2003, we adopted the provisions of EITF 00-21 on a prospective basis. In most cases, revenues from direct VASER System sales are generated from multiple-element arrangements that require judgment in the areas of customer acceptance, collectibility, the separability of units of accounting, and the fair value of individual elements. The principles and guidance outlined in EITF 00-21 provide a framework to determine (a) how the arrangement consideration should be measured (b) whether the arrangement should be divided into separate units of accounting, and (c) how the arrangement consideration should be allocated among the separate units of accounting. We determined that our multiple-element arrangements are generally comprised of the following elements that would qualify as separate units of accounting: system sales, marketing support, and warranty service. The warranty period generally is equal to the duration of the lease. Although we provide in-service training upon delivery of the equipment, we have not deemed it a separate unit of accounting as the training is required in order to utilize the equipment.

Each of these elements represent individual units of accounting as the delivered item has value to a customer on a stand-alone basis, objective and reliable evidence of fair value exists for undelivered items, and arrangements normally do not contain a general right of return relative to the delivered item. We determine fair value based on the price of the deliverable when it is sold separately or based on third- party evidence. In accordance with the guidance in EITF 00-21, we use the residual method to allocate the arrangement consideration when it does not have fair value. Under the residual method, the amount of consideration allocated to the delivered item equals the total arrangement consideration less the aggregate fair value of the undelivered items. Assuming all other criteria for revenue recognition have been met, we recognize revenues for VASER System sales when delivery and acceptance occurs and in-service training has been completed, revenues for marketing support ratably over the term of the agreement, and revenues for warranty service ratably over the service period of three or four years.

We deferred $265,000 of revenues in 2004, net of amortization during the year, related to the marketing support and warranty service for VASER System sales. The amount related to these deliverables will be recognized as revenues ratably over the related service period, which is generally three or four years. Previously, we expensed marketing or warranty expenses in the period the expense was incurred.

We also recognize revenue generated from servicing VASER Systems that are no longer covered by a warranty agreement, or by providing additional training, in the period that these services are provided. Costs associated with the provision of service and maintenance, including salaries, benefits, travel, spare parts and equipment, are recognized in cost of goods sold as incurred.

We follow Statement of Financial Accounting Standards, or SFAS, No. 13, Accounting For Leases, for our sales-type lease agreements. Under our sales-type leases, customers acquire the VASER System for the acquisition price equal to a minimum number of monthly uses plus an additional charge per use in excess of the monthly minimum to pay for the VASER System and related financing costs over the term of the agreement. The minimum lease payment, less unearned interest income which is computed at the interest rate implicit in the lease, is recorded as the net investment in sales-type leases. We recognize product sale revenues under sales-type lease agreements once shipment or delivery has been made and the required training has been completed in accordance with the agreed upon contract terms with interest income recognized over the life of the sales-type lease. The cost of the VASER System acquired by the customer is recorded as cost of goods sold in the same period. We review and assess the net realizability of our investment in sales-type leases at each reporting period. This review includes determining, on a customer specific basis, if a customer is significantly underperforming relative to the customer’s cumulative level of committed monthly uses as required by the sales-type lease agreement. If a customer is underperforming, we record an allowance for lease payments as a charge to revenues to reflect the lower estimate of the net realizable investment in sales-type lease balance.

We have entered into an arrangement with PECC under which we sell to them our investment in sales-type leases. This transaction is classified as a sale in accordance with SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” Under SFAS No. 140, a transfer of financial assets in which the transferor surrenders control is accounted for as a sale. In order for a transferor to surrender control the following conditions must be met: (1) the transferred assets have been isolated from the transferor; that is, put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership proceedings, (2) the transferee has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor, and (3) the transferor does not maintain effective control over the transferred assets through either (i) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (ii) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call. The agreement between us and PECC results in the transfer of sale-type leases to PECC and our surrender of control. Therefore, these transactions have been accounted for as a sale of the investment in sales-type leases. The Company recognizes a gain on the sale of the investment in leases at an amount equal to the difference in the implicit lease rate in agreements with our customers and the implicit lease rate in our agreement with PECC.

We have also entered into lease agreements under our VSP program for VASER Systems, generally for terms of three or four years, which are classified as operating leases. The operating leases contain payment terms determined on a FPP basis under which revenues are recognized as actual usage occurs. The cost of the VASER System utilized under operating leases is recorded as a component of property and equipment and is amortized to cost of goods sold over the estimated useful life of the equipment, not to exceed five years. The minimum lease payments on these leases and our net investment in these leases were $150,000 and $104,000, respectively, at December 31, 2004.

We generally recognize revenues from per procedure use fees once completed procedures are reported to us by our customers. We are developing a procedure counter that we intend to retrofit to VASER Systems as the systems are repurchased, as leases expire, or as systems receive routine maintenance. We are also now in the process of adding this procedure counter to newly shipped VASER Systems. For systems that include this counter, we intend to rely on the counts reported by the procedure counter, our historical experience with similar types of customers, and information we receive from our customers in assessing completed procedures. We do not recognize revenues from minimum use fees collected under our sales-type lease arrangements, generally for the first three or four procedures performed each month, during the initial term of our customer agreements if the investment in sales-type lease has been sold to PECC. In such cases, our agreement with PECC stipulates that we are to receive use fees only after PECC has received the minimum monthly use fees generated by customer usage. If procedures reported by our customer or the procedure counter exceed the monthly minimum, we recognize revenues from the additional use fees in accordance with the policies described above. Once the initial three or four year term of the customer agreement is completed and if we exercise our repurchase right, all use fees subsequently paid by FPP customers will be recordable as revenues by us in accordance with the criteria described above.

Sales to customers include a clause in the contracts that indicates that customer acceptance is limited to confirmation that training has been completed and our product functions in accordance with our applicable product specifications in effect at the time of delivery. Formal acceptance by the customer is not necessary to recognize revenue provided that we objectively demonstrate the criteria specified in the acceptance provisions are satisfied. Each product is tested prior to shipment to ensure that it meets the applicable product specifications in effect at the time of delivery. Additionally, we historically have had a minimal number of defective products shipped to customers and any defective products are subject to repair or replacement under warranty as customers do not have a right of return.

We make provisions for estimated returns and allowances based on a review of specific transactions, our historical returns, average customer relationship periods, and market and economic conditions. To date, returns and allowances have been insignificant. If actual returns and allowances were to deviate significantly from our estimates, our revenues could be adversely affected.

Warranty Costs

We engage in extensive product quality programs and processes, and our warranty obligation is affected by product failure rates, user error, variability in patient physiology and anatomy, and damage to systems in transit. Should actual product failure and user error rates differ from our estimates, the amount of actual warranty costs could materially differ from our estimates. Our obligations under warranty are limited to repair or replacement of any product that we reasonably determine to be covered by the warranty.

Systems sold on an outright basis or leased under our VSP program generally are covered by a warranty period of one year. Systems sold under our sales-type lease agreements are covered by a warranty equal to the duration of the sales-type lease, generally three or four years. Under EITF 00-21, a portion of the overall system price attributable to warranty service is deferred and recognized as revenues over the term of the lease. As such, for systems sold under lease-type arrangements, we no longer accrue warranty costs upon delivery but rather recognize warranty and related service costs as incurred. Prior to October 1, 2003, we expensed warranty services as performed. The factors affecting our warranty liability included the number of units sold and historical and anticipated rates of claims and costs per claim. The warranty provision resulting from transactions prior to October 1, 2003 will be reduced in future periods for material and labor costs incurred as related product is returned during the warranty period or when the warranty period elapses.

If we experience an increase in warranty claims compared with our historical experience, or if costs of servicing warranty claims are greater than the expectations on which the accrual has been based, our gross margin could be adversely affected.

Warranty expense incurred in 2004 was $87,000. Warranty expense incurred during the year ended December 31, 2003 was $23,000. We had deferred revenues from warranty-related services of $104,000 at December 31, 2004.

Asset Valuation

Asset valuation includes assessing the recorded value of certain assets, including accounts receivable, inventories, fixed assets and intangibles. We use a variety of factors to assess valuation, depending upon the asset. Accounts receivable are evaluated based upon our historical experience, the age of the receivable and current market and economic conditions. Should current market and economic conditions deteriorate, our actual bad debt experience could exceed our estimate. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We estimate the allowance based on the aging of account balances, collection history, credit quality of the customer and current economic conditions that may affect a customer’s ability to pay.

In addition, we periodically review and assess the net realizability of our receivables arising from sales-type leases we have not sold to PECC. If this review results in a lower estimate of the net realizable value of the receivable, an allowance for the unrealized amount is established in the period in which the estimate is changed. To date, our write-offs of receivables arising under sales-type leases have been insignificant, although we cannot assure you this will continue to be the case.

We generally maintain a diverse customer base that mitigates the risk of concentration with one customer. However, if the overall condition of the healthcare industry were to deteriorate or if demand for lipoplasty procedures from plastic or cosmetic surgeries were to decrease and resulted in an impairment of our customers’ ability to make payments, significant additional allowances could be required. Additionally, if a major customer’s creditworthiness deteriorates, or if actual defaults are higher than our historical experience, our estimates of the recoverability of amounts due to us could be overstated, and additional allowances could be required, which could have an adverse impact on our financial results.

Our accounts receivable balance, net of allowance for doubtful accounts, was $221,000 as of December 31, 2004, compared to $275,000 as of December 31, 2003. The allowance for doubtful accounts at December 31, 2004 was $7,000 compared to zero at December 31, 2003.

The recoverability of inventories is based upon the types and levels of inventory held, forecasted demand, pricing, competition and changes in technology. We value our inventory at the lower of cost or market. We often place VASER Systems at various customer locations for demonstration, training, evaluation, and other similar purposes at no charge. Because these systems generally are sold to customers, we continue to carry them in inventory until a sale is completed. We calculate an inventory reserve for estimated obsolescence or excess inventory based upon historical demand and assumptions about future demand for our products and market conditions. The allowance is measured as the difference between the current cost of the inventory and estimated market value and is charged to the provision for inventory obsolescence, which is a component of our cost of goods sold. At the point of recognition of the loss, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. If there were to be a sudden and significant decrease in demand for our products, or if there were a higher incidence of inventory obsolescence because we overproduced the VASER System or a new technology was introduced by a competitor that caused demand for the VASER System to fall, we could be required to increase our inventory allowance and our gross profit could be adversely affected. Should current market and economic conditions deteriorate, our actual recovery could be less than our estimate.

Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market value of the assets and liabilities purchased, with the excess value, if any, being classified as goodwill. As described in Notes 1 and 4 of our financial statements, as a result of our acquisition of Sound Surgical Sales, values were assigned to intangible assets for customer contracts and related relationships. For those assets with finite lives, useful lives were assigned to these intangibles and they will be amortized over their remaining life. We review our property and equipment and intangible assets and their related useful lives at least once a year to determine if any adverse conditions exist that would indicate the carrying value of these assets may not be recoverable. This review is called an impairment assessment. We conduct more frequent impairment assessments if certain conditions exist, including: a change in the competitive landscape, any internal decisions to pursue new or different technology strategies, a loss of a significant customer, or a significant change in the market place including changes in the prices paid for the VASER System or changes in the size of the market for the VASER System.

An impairment results if the carrying value of the asset exceeds the sum of the future undiscounted cash flows expected to result from the use and disposition of the asset. The amount of the impairment would be determined by comparing the carrying value to the fair value of the asset. Fair value is generally determined by calculating the present value of the estimated future cash flows using an appropriate discount rate. The projection of the future cash flows and the selection of a discount rate require significant management judgment. The key variables that management must estimate include sales volume, prices, inflation, product costs, capital expenditures and sales and marketing costs. For developed technology (patents and other technology) that have not been deployed we also must estimate the likelihood of both pursuing a particular strategy and the level of expected market adoption.

Significant judgment is involved in making these estimates. Future write-downs may be required if the value of the assets become impaired.

Accounting for Income Taxes

As a limited liability company, SST LLC was not subject to corporate income tax obligations and its losses belonged to its members. If we had been a C corporation at December 31, 2004, we would have had a deferred tax asset which would have been fully impaired due to our history of losses.

We will account for income taxes under the liability method. Under this method, we will determine deferred tax assets and liabilities at the balance sheet date based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. The tax consequences of most events recognized in the current year’s financial statements will be included in determining income taxes currently payable. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, revenues, expenses and gains and losses, differences arise between the amount of taxable income and pretax financial income for a year and between the tax bases of assets or liabilities and their reported amounts in our financial statements. Because it is assumed that the reported amounts of assets and liabilities will be recovered and settled, respectively, a difference between the tax basis of an asset or a liability and its reported amount on the balance sheet will result in a taxable or a deductible amount in some future years when the related liabilities are settled or the reported amounts of the assets are recovered. We will then assess the likelihood that our deferred tax assets will be recovered from future taxable income and unless we believe that recovery is more likely than not, we must establish a valuation allowance to reduce the deferred tax assets to the amounts expected to be realized.

Our future effective tax rates could be adversely affected by changes in the valuation of our deferred tax assets or liabilities or changes in tax laws or interpretations thereof.

Research and Development

Research and development costs are expensed as incurred, except legal fees incurred in patent preparation and prosecution, which are capitalized and amortized over the life of the related patent. If the patent application is rejected or abandoned, the related fees are expensed on rejection or abandonment. We have capitalized patent-related research and development costs of $190,000 at December 31, 2004.

Stock-based Compensation Expense

We have adopted the disclosure-only provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123. Accordingly, we apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB No. 25, and related interpretations in accounting for stock options. Pursuant to APB No. 25, we recognize employee stock-based compensation expense based on the intrinsic value of the option at the date of grant. Deferred stock-based compensation includes amounts recorded when the exercise price of an option is lower than the fair value of the underlying common stock on the date of grant. We amortize deferred stock-based compensation over the vesting period of the option using the graded vesting method. For the periods presented, there was no stock-based employee compensation charged to operations. In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 and APB No. 28, Interim Financial Reporting, to present alternative methods of transition for an entity that voluntarily adopts the fair value based method of accounting for stock-based employee compensation, and provides modifications to the disclosure provisions to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation in quarterly and annual financial statements. At this time, we have not voluntarily adopted the fair value method of accounting under SFAS No. 123. However, appropriate disclosures about the effects on reported net loss of our accounting policy with respect to stock-based employee compensation is reported in our consolidated financial statements.

We record stock options granted to non-employees using the fair value approach in accordance with SFAS No. 123 and Emerging Issues Task Force Consensus Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. At the date of grant, we determine the fair value of options granted to non-employees using the Black-Scholes option- pricing model. This requires management to make estimates of a risk-free interest rate, the expected life of the equity instrument, our expected dividend yield, and the expected volatility of our common stock price. In addition, our common stock is not publicly traded and therefore management extrapolates its estimate of our common stock prices from other arm’s-length transactions, recent financial and operating performance, the risk of future plans not being achieved, the likelihood and proximity of an initial public offering and the valuation of comparable companies that are publicly traded. These estimates are subjective and changes in these subjective estimates can materially affect the fair value recorded in our statements of operations.

For example, we issued options to purchase 52,900 shares of common stock in May 2004 that are exercisable at a price of $4.35 per share and in October 2004 issued options to employees and service providers to purchase an additional 914,250 shares of common stock at an exercise price of $ 4.35 per share. We did not obtain contemporaneous valuations from an unrelated valuation specialist during this period because, at the time the stock options were issued during this period, our efforts were focused on sales, marketing and product development and the financial and managerial resources for doing so were limited. In conjunction with the preparation of this prospectus we reviewed the valuation of our common stock as of the respective grant dates during the period. In determining the fair value of the common stock as of each grant date, the factors identified in the preceding paragraph were taken into account. We also considered other material factors and business developments that, in assessing any changes to fair value as of the respective option grant dates, included the following:

•	the sale by us of common stock in a private placement that closed December 18, 2004 from which we received proceeds of approximately $6.9 million, the purchase price of which was equal to the option exercise price for all options issued in 2004;

•	the growth in our revenues and cash usage during 2004;

•	losses we incurred in 2004; and

•	in the fourth quarter of 2004, our board of directors authorized management to initiate an initial public offering and conditions in the capital markets were stable.

Based on an expected initial public offering price of $6.50 per share, which is the midpoint of the price range on the cover page of this prospectus, the intrinsic value of options outstanding as of December 31, 2004 was $5.8 million, of which $4.6 million related to vested options and $1.1 million related to unvested options.

New Accounting Pronouncements

New Accounting Pronouncements

In November 2004, the FASB issued FSAS No. 151 “Inventory Costs — an amendment of ARB No. 43, Chapter 4”. Statement No. 151 requires that certain abnormal costs associated with the manufacturing, freight, and handling costs associated with inventory be charged to current operations in the period in which they are incurred. The adoption of SFAS 151 had no impact on the Company’s financial position, results of operations, or cash flows.

In December 2004, the FASB issued a revision of SFAS No. 123 “Share-Based Payment”. The statement establishes standards for the accounting transactions in which an entity exchanges its equity investments for goods and services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. The statement does not change the accounting guidance for share-based payments with parties other than employees.

The statement requires a public entity to measure the cost of employee service received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exception). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). A public entity will initially measure the cost of employee services received in exchange for an award of liability instruments based on the current fair value of the award; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation over that period.

The grant-date fair value of employee share options and similar instruments will be estimated using an option-pricing model adjusted for the unique characteristics of these instruments.

The statement is effective for the quarter beginning January 1, 2006. The adoption of this revision will result in the Company recognizing compensation expense for options issued to employees and directors. The compensation expense may be material to the financial statements.

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Nonmonetary Assets-amendment of APB Opinion No. 29”. Statement 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance, defined as transactions that are not expected to result in significant changes in the cash flows of the reporting entity. This statement is effective for exchanges of nonmonetary assets occurring after June 15, 2005. The adoption of this statement is not expected to have a material impact on the Company’s financial position, results of operations, or cash flows.

Quantitative and Qualitative Disclosures about Market Risk

To date, substantially all of our sales have been denominated in U.S. dollars. Less than 1.0% of total revenues has been denominated in currencies other than U.S. dollars. Accordingly, we believe that currently there is no material exposure to risk from changes in foreign currency exchange rates. As we increase our international sales, our exposure to currency fluctuations could increase and we may decide to engage in currency exchange hedging activities to reduce the risk of currency fluctuations. We currently do not engage in any hedging activities.

Our exposure to interest rate risk at December 31, 2004 is related to our investment of our excess cash and cash equivalents. We consider investments that, when purchased, have a remaining maturity of 90 days or less to be cash equivalents. To minimize our exposure to an adverse shift in interest rates, we invest mainly in cash equivalents and short-term investments and maintain an average maturity of nine months or less. Due to the short-term nature of these investments, we believe there is currently no associated material exposure to interest rate risk.

We do not use derivative financial instruments in our investment portfolio and have no foreign exchange contracts. Our financial instruments consist of cash, cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses and long-term obligations. The primary objectives of our investment strategy are to preserve principal, maintain proper liquidity to meet operating needs, and maximize yields.

Our investment in sales-type leases, line of credit agreement and our program agreement with PECC are subject to market risk. The interest rates implicit in our sales-type leases and on our sales-type lease debt agreement are fixed and not subject to interest rate risk, although our agreement with PECC is terminable on short notice and we therefore may be subject to interest rate risk if we are required to identify other purchasers of sales-type leases that charge us a higher implicit interest rate. If interest rates increase, PECC or other potential purchasers of sales-type leases could also decrease the purchase prices they are willing to pay for our sales-type leases in recognition of their higher cost of funds. The interest rate on our bank line of credit is variable and subject to interest rate risk. The interest rate risk related to the line of credit is mitigated primarily by the fact that the line of credit has been outstanding for a short period of time in order to fund short-term cash requirements.

Inflation

To date, inflation has not had a material impact on our financial operations.

BUSINESS

Sound Surgical develops, manufactures and sells innovative and proprietary technologies used to remove localized fat deposits from the human body. We have developed and market the VASER System, a minimally invasive ultrasonic-based system used by cosmetic and plastic surgeons and other specialist physicians in lipoplasty procedures. The VASER System and our VASER-based lipoplasty technique, which we have named LipoSelection, provide an attractive alternative to other fat removal techniques used in body contouring and cosmetic procedures. Suction-assisted lipoplasty, or SAL, is the most common method for surgical removal of localized fat deposits. SAL often results in trauma to surrounding tissues from the cutting action of sharp-edged ports of the suction cannula, which can lead to significant post-operative pain and long recuperation periods. Because the VASER System uses variable forms and amounts of ultrasound energy to selectively target and break up fat deposits, physicians typically report that patients experience low levels of complications and limited post-operative bruising and pain. We are seeking to establish LipoSelection as the standard of care in the lipoplasty market.

The benefits of the VASER System are such that we believe it will be adopted by a number of plastic and cosmetic surgeons who now utilize traditional suction-assisted lipoplasty techniques in body contouring and cosmetic procedures. Moreover, as consumers become aware of the benefits of LipoSelection, we anticipate that LipoSelection will achieve market recognition among a broader cross-section of potential patients and that demand for body contouring and cosmetic procedures using the VASER System will increase. By broadening the market among individuals who previously may not have considered surgical fat removal, we believe we can assist specialist physicians in growing the premium fee-for-service portion of their practices and increase our market presence.

The VASER System received its first 510(k) clearance by the FDA in 1999 and has been sold commercially by us since March 2001. There now is an installed base of over 200 VASER Systems in physician’s offices, surgery centers and hospitals located in 39 states in the U.S., as well as in Europe, Latin America, Canada and South Korea. We hold 11 issued U.S. patents that include claims that relate to a number of important aspects of the VASER System and its methodology for fat removal.

We were organized in July 1998 as a limited liability company under the name Sound Surgical Technologies LLC, or SST LLC. The business described in this prospectus has been conducted by SST LLC since that time. SST LLC acquired Sound Surgical Sales, its contracted master marketing agent, in April 2003 in exchange for membership interests valued at $503,000. Except with respect to SST LLC’s purchase of Sound Surgical Sales, there were no material mergers, consolidations or asset purchases or sales not in the ordinary course of business in the last three years and no proceedings involving SST LLC or Sound Surgical Sales requiring disclosure under Item 101(a)(2) of Regulation S-B. Immediately prior to the consummation of this offering, SST LLC intends to convert to a corporation under the laws of Colorado and then promptly merge into Sound Surgical Technologies Inc., a Delaware corporation, the company offering the securities described in this prospectus.

Market Size and Opportunities

Market Size

Cosmetic surgical procedures represent a large and growing market. The American Society for Aesthetic Plastic Surgery, or ASAPS, estimated that $7.7 billion was spent in the U.S. during 2004 on cosmetic surgical procedures, excluding surgical facility fees, anesthesia, medical tests, prescriptions, surgical garments and miscellaneous expenses. Published cosmetic surgery statistics released by ASAPS indicate that the number of cosmetic surgical procedures performed in the United States increased 17% from 2003 to 2004 and 118% from 1997 to 2004. Liposuction was most the popular cosmetic surgical procedure performed, accounting for 478,000 procedures in 2004. While women represented the substantial majority of liposuction procedures performed, men undergoing cosmetic surgical procedures accounted for 11% of the total in 2004.

Internationally, the German Society for Liposuction estimated in 2000 that approximately 250,000 lipoplasty procedures were performed annually in the European Union countries.

We believe that growth in these markets is being, and will continue to be, driven by:

•	Aging population demographics. We believe a significant portion of the U.S. population has localized fat deposits that are characterized by age, gender, heredity, and lifestyle factors. The effect of these factors and hormonal changes often causes men and women to accumulate localized fat deposits in the areas of the thighs, chest and lower abdomen. Based on anecdotal evidence and personal experience, we believe there is a significant portion of the U.S. population who struggle to cope with the effect of influencing factors on weight gain in isolated areas of the body. As the “Baby Boomer” generation ages, we believe their desire in particular to have a more youthful and attractive physical appearance will expand the pool of people seeking cosmetic surgical procedures.

•	Increased public awareness. We believe that public awareness of plastic and cosmetic surgery is becoming more widespread as evidenced by the popularity of television shows such as “Extreme Makeover,” “The Swan” and “Dr. 90210.” The topics of body contouring and cosmetic procedures have increasingly become a part of consumers’ daily lives through information disseminated by a variety of media sources, including television programs, magazines, radio and newspaper advertisements.

•	Technology advances. Technological advances in the field of cosmetic surgical procedures that provide better patient outcomes, lessen post-operative pain and increase ease-of-use for physicians can be expected to increase procedure volume.

•	Specialist physicians seeking practice growth. We believe that physicians who practice in obstetrics/gynecology, dermatology, otolaryngology (ear, nose and throat) and other specialties are looking to aesthetic and cosmetic procedures as ways to expand the premium fee for service portion of their practices.

We believe that the benefits of the VASER System may expand the overall number of lipoplasty procedures performed for fat deposit removal in body contouring and cosmetic surgeries. Although we have not quantified the size of the domestic and international markets for these procedures, we believe a significant market opportunity exists for LipoSelection.

Competing Technologies and Their Drawbacks

Today’s technique of suction-assisted lipoplasty, or SAL, under which fatty tissue is torn away from surrounding tissue and vacuumed away using blunt-tipped hollow cannulas with sharp-edged ports connected via tubing to a closed suction system, is little changed from the procedure developed in the early 1980’s. Because of the physical and non-selective way in which fatty tissue is removed in SAL, we believe that the procedure suffers from drawbacks, including trauma to, and removal of, blood vessels, nerves and connective tissues which increase the chances of bruising and pain during recovery and the considerable physical effort required of the physicians to tear apart and break up fibrous fat deposits.

Power-assisted liposuction was introduced in the 1990’s. This variant of SAL uses the same type of cannula, but the cannula is moved rapidly back and forth by an electric or gas powered motor to penetrate fat deposits and vacuum out fatty tissue with less effort on the part of the surgeon. However, because power-assisted liposuction devices are not selective for fatty tissue, they can cause trauma to connective tissues, nerves and blood vessels, and the persistent vibration of the cannula and handpiece may cause surgeon discomfort.

While earlier generation ultrasonic-assisted lipoplasty, or UAL offered some advantages over SAL, clinical studies reported high rates of seromas, which are localized fluid accumulations, and fragmentation of connective tissue that seemed related to the amplitude settings and duration of application. Earlier generations of UAL devices were also believed to pose a significant risk of bruising and burning of the skin or underlying dermis.

The VASER System Solution

LipoSelection by VASER offers physicians and patients significant clinical benefits without many of the drawbacks associated with other available lipoplasty methods. These benefits include:

•	Ultrasonic energy selectively targets and breaks up fat deposits and minimizes damage to surrounding tissues. Unlike traditional liposuction which uses sharp-edged ports on a suction cannula to tear fatty tissue away from surrounding tissues, the VASER System uses ultrasound waves to selectively target and break up fat deposits. Physicians report that LipoSelection reduces the rate at which surrounding tissue is damaged compared to SAL and power-assisted liposuction. Compared with continuous power UAL devices, the VASER’s pulse mode can reduce applied power by nearly one-half while maintaining almost equivalent fragmentation power, meaning the patient is exposed to far shorter durations of high amplitude ultrasonic energy. The VASER System’s patented probe designs use grooves to distribute ultrasonic energy more efficiently around the probe’s tip, avoiding overly concentrated application of ultrasonic energy and efficiently breaking up fat deposits.

•	Excellent clinical outcomes compared to alternative technologies. In an independent, published peer-reviewed study of LipoSelection conducted by three leading plastic surgeons, none of the 77 patients who received LipoSelection experienced complications of the sort described in medical literature as associated with traditional UAL such as seromas, burns or contour irregularities, and no secondary body-contouring procedures were undertaken to improve results, as sometimes occur with SAL and power-assisted liposuction procedures. The independent study found that based on a reference scale of 1 (being none) to 5 (being maximum), postoperative bruising and swelling were minimal (in the 1 to 2 range) and areas of bruising were rated from 1 to 2, while patient and surgeon satisfaction were each rated from 4 to 5, with 5 representing complete satisfaction.

•	Low complication rates and post-surgical pain. The published study found that the complication-free results of LipoSelection compared very favorably to the overall complication rates reported in medical literature when traditional UAL devices were used.

•	Ease of physician use. The VASER System allows physicians to use less physical effort and provides an increased ability to contour smoothly compared to traditional liposuction. (Motarasso, A. “Ultrasound-Assisted Lipoplasty: Is This New Technology For You?”, Clinics in Plastic Surgery 1999; 26:369-375) We believe this lessened physical effort will increase physicians’ willingness to use LipoSelection and result in its use in a greater number of procedures.

Clinical Study

As noted above, the performance of the VASER System was reported in an independent peer-reviewed study conducted by three leading plastic surgeons, two of whom practice in the U.S. and one of whom practices in Brazil. We provided VASER Systems for the surgeons to use in this study, but paid no remuneration of any kind to them for conducting the study and provided no sponsorship of the study. The study began in late 2000 and ran over a period of approximately 12 months. The results of the study were published in an article titled “Clinical Application of VASER-assisted Lipoplasty: A Pilot Clinical Study” that appeared in the March/April 2002 issue of the Aesthetic Surgery Journal, a peer-reviewed medical journal, and concluded:

•	that out of 77 patients no complications were experienced by the patients as compared with complication rates of 7.9% overall, 13.5% overall mean and 4.9% median for first and second generation UAL devices, as determined by the authors’ statistical analysis of medical literature;

•	there were no reports from patients of prolonged discomfort or burning sensations associated with earlier generations of UAL devices;

•	“with use of good clinical judgment and precise surgical technique, surgical complications formerly attributed to continuous-wave UAL devices can be significantly reduced or eliminated with VASER technology.”

In the report the authors also offered the following comments:

“We believe that this device represents a technologic advance over earlier generations of UAL equipment. The most important effect of these improvements (probe design and pulsed delivery of energy) is greater fragmentation efficiency and reduction of complications and side effects such as internal burns, seroma formation, skin necrosis, rippling and painful dysesthesias, which have been reported in conjunction with the use of other UAL devices.”

The results of the independent study have been discussed at several major medical conferences and were submitted to the FDA in connection with our most recent 510(k) submission. The FDA requested additional data and the surgeons submitted their findings with respect to additional patients, bringing the total number of patients followed to approximately 400. We may support clinical studies in the future in order to further demonstrate the benefits of LipoSelection. This support may include providing VASER Systems or making research grants but will not include compensating the physicians who conduct the study.

Strategy

Our goal is to become the leading provider of innovative, proprietary, high margin ultrasonic medical devices to remove fat deposits. To achieve this objective, we are implementing the following business strategies:

•	Establish LipoSelection as the Standard of Care in Lipoplasty. We intend to drive physician adoption of LipoSelection by educating physicians on the benefits offered by the procedure through marketing materials, meetings with customers, attending medical technology and surgical conferences and seminars, demonstrating LipoSelection procedures at LipoSelection Centers, and supporting additional clinical studies. We will also seek to expand the number of physicians familiar with LipoSelection by using similar means to target other specialty physicians wanting to grow the fee for service portion of their practices, as well as plastic and cosmetic surgeons. Additionally, we will support clinical studies that are designed to validate the superior clinical outcomes and high rates of physician and patient satisfaction we believe can be achieved using the VASER System. Finally, we will expand our practice of having physicians experienced in the procedure serve as instructors for training courses in the technique of LipoSelection in a clinical setting with patients who have consented to participating in an instructional course.

•	Expand Sales, Marketing and Training Efforts Directed to our Customers to Increase our Market Presence. We have designed a series of strategic initiatives to increase our sales, including hiring more domestic and international direct sales representatives and clinical specialists, and expanding our base of international distributors. In addition, we intend to open up to four LipoSelection Centers that will offer a range of plastic and cosmetic surgery procedures using the LipoSelection technique.

•	Increase Consumer Awareness of LipoSelection to Drive Sales. We intend to use our marketing, advertising and promotion activities to educate consumers about the advantages of the VASER System solution. By doing so, we will seek to stimulate interest in LipoSelection among potential patients, including those who might have elected to forego traditional SAL or other forms of lipoplasty due to their drawbacks. We anticipate that this campaign will increase patient referrals to our customers, as potential patients will be invited to contact our call center for referrals to local physicians who offer LipoSelection. We will also use television advertising in local markets on shows such as “Extreme Makeover” and “The Swan,” appearances on television news shows, print and Internet media advertising, and promotions though beauty salons, health and fitness clubs, and spas to reach consumers who we believe may be interested in LipoSelection.

•

Use our Fee Per Procedure Revenue Model to Augment our Long-Term Financial Results and Maintain High Margins.    Since we offer the VASER System for sale on an FPP basis, our customers are not required to make an upfront capital investment. This means our customers can acquire the VASER System by making minimal commitments for monthly LipoSelection procedures and, in some instances, they are passing on to patients the use fees we charge. Each VASER System we sell or place under FPP arrangements extends our receipt of revenues over a long term and provides us continuing financial benefits from ongoing use of the VASER System. This also facilitates a longer-term customer relationship, thus providing us the opportunity to sell a greater amount of recurring use items and accessories. The FPP model also has the potential to allow us to maintain in future periods our recent high gross profit margins due to the greater profitability associated with use fees as opposed to product sales and services.

•	Continue Enhancement of the VASER System and its Functionality. We strive to enhance the functionality of the VASER System and the ways in which our ultrasound-based surgical platform can be used to improve clinical outcomes of lipoplasty. Our senior executives communicate regularly with plastic and cosmetic surgeons who use the VASER System and with other physicians about ways in which the VASER System might be enhanced to better meet our customer’s needs and deliver even better clinical outcomes. We intend to continue our efforts to identify ways in which LipoSelection can be used more effectively in cosmetic procedures oriented to improving patient appearance and satisfaction. For example, some surgeons already use LipoSelection for fine sculpting in areas of the neck and chin, a procedure which we believe may be attractive to a large number of consumers.

The VASER System

The VASER System is a mobile unit that can be moved among operating rooms as needed within a surgical facility. It uses plug-in power and can be configured for use with common current types of domestic and international power sources. The system has a compact footprint of 46 centimeters by 43 centimeters that facilitates its use in a variety of surgical settings. The following are the components of the VASER System:

•	VASER Amplifier. The VASER Amplifier is the power generation platform which delivers controlled energy to the handpiece which transmits ultrasonic energy to the probe in either pulsed or continuous wave modes. The VASER Amplifier can be configured for installation in a stationary location as a table top unit. It has a digital display panel that provides precise readings of the amplitude and form of ultrasonic energy being applied through the probe. Additionally, the VASER Amplifier has a built-in recording device to monitor the actual time of VASER energy application.

•	Handpiece and Detachable Probes. The handpiece is a light, compact and ergonomically designed instrument that is matched with interchangeable titanium probes featuring different diameters, lengths, and tip designs. The solid probes give the surgeon a full range of choices of instrumentation with which to deliver pulsed or continuous ultrasonic energy, depending on the location, type, extent and depth of the fat deposit. Our probes feature patented grooved designs that both diffuse ultrasonic energy around the tip and thereby reduce the chance of burns, and increase fragmentation efficiency in different types of fat deposits. The probes range in diameter from 2.2mm to 3.7mm with the 2.2mm probe specifically designed for low volume, precision contouring in the neck and chin areas.

•	VentX Aspiration and Infusion System. The VentX Aspiration and Infusion System is a console with built-in motors and pumps used to introduce saline solutions at controlled, variable rates and vacuum away emulsified fat. The removal of fat is accomplished through our patented vented handpiece and cannula designed to eliminate clogging by delivering a continuous airflow through a side vent. The cannulas feature balanced ports to allow efficient but safe removal of fluids and emulsified fat with less trauma than traditional suction cannulas.

•	VentX Precision Fluid Management System. The VentX Precision Fluid Management System uses a separate digital display to accurately track fluid, infusion volume to +/- 1cc when saline or wetting solutions are being introduced into the patient.

•	Sound Surgical Skin Ports. The Sound Surgical Skin Ports are designed to protect the skin and to provide the surgeon with easy access through incisions that are less than 4mm in length for the infusion of fluids and the ultrasonic fragmentation and aspiration of emulsified fat. The Skin Ports also function as a skin protector, reducing the chances of burns or injury to the skin when ultrasonic energy is being applied through the probes.

•	Accessories. The VASER System comes with a selection of suction and infusion tubing and two different size canisters for collection of emulsified fat. These accessories are disposable items that facilitate recurring sales to our customers.

We are developing a procedure counter for the VASER System that we expect to include on all new VASER Systems and that we will retrofit to older systems as we determine to be desirable and cost effective, as leases expire, when we repurchase systems, or when we perform maintenance. The procedure counter will enable bi-weekly reports on system usage using card reader technology that we believe will better facilitate our invoicing of use fees, one of our primary revenue sources.

Sales, Marketing and Distribution

We currently sell the VASER System throughout the United States through a team consisting of two officers, 14 field sales representatives, two sales support staff and six surgical clinical specialists. We have two employees dedicated to international sales and arrangements with three international distributors. We hire sales representatives based on their expertise and experience in calling on plastic or cosmetic physicians and their reputation within the targeted physician community. We invest significant efforts in technical, clinical and business practices training for our sales representatives. Our sales representatives and international distributors are compensated by commissions that we pay directly to them. Our sales management team is compensated by a combination of base salary and commissions. Compensation paid under our agreement with McKesson Medical-Surgical, Inc. is described below in “Business Alliances.”

As we expand our sales and marketing initiatives following this offering, we intend to increase the number of our direct sales representatives domestically and in selected international markets. In other international markets, we intend to add distributors to increase or establish our market presence. The establishment of a larger direct sales force is expensive and time consuming, and it may be difficult for us to recruit and retain qualified sales representatives.

We market the VASER System directly to physicians and surgery center and hospital staffs at various conventions and industry tradeshows. We have developed for our FPP customers a patient marketing and sales program designed to increase their patient base for LipoSelection procedures and grow our use fees. Among other things, we offer FPP customers the opportunity at no charge to link to our web site, obtain patient brochures, advertising materials, and media kits, and receive referrals of potential patients who have contacted us via our web site or our call center.

We also plan to stimulate interest in LipoSelection among potential patients by advertising in local markets during television shows such as “Extreme Makeover” and “The Swan,” promoting LipoSelection on television news and talk shows, engaging in print and Internet media advertising, and introducing potential patients to LipoSelection though promotions with beauty salons, health and fitness clubs, and spas.

The LipoSelection Centers

We intend to open up to four LipoSelection Centers in the next 12 to 24 months in two or three major metropolitan areas in the U.S. to increase consumer awareness of LipoSelection, demonstrate the scalability of our business, and increase our revenues. The LipoSelection Center initiative is also designed to help establish LipoSelection as the preferred method or technique for surgical fat removal among consumers and help our customers expand the fee for service part of their practices. Additionally, we expect to use the LipoSelection Centers as a platform to provide training in the LipoSelection technique to physicians and our clinical support personnel.

We are still modeling various modes of center operations. However, at this time, we contemplate two operating models, one in which our center will contract with physicians trained in LipoSelection to perform that procedure for a fixed fee on patients who come to the center in response to our direct-to-consumer marketing and other patient acquisition programs. This will enable us to use these procedures, with consent of the patients, to train other surgeons and staff and our own clinical support personnel in LipoSelection. Patients will pay a single fee for the procedure, including physician’s fees and facility fees. All physician fees will be passed through to the physician, as we are prohibited from sharing in physician fees.

With a second model, physicians who are trained in LipoSelection, or who come to the center for training, will have open access to the center to perform LipoSelection on their own patients. The patient will pay us physician’s fees, which we forward directly to the physician, and center fees for the operating facilities and operating room staff. In both models, the staff will be trained specifically for LipoSelection procedures. Also, under either model, we expect that each center will be organized as a separate limited liability company for which we will serve as manager under a management agreement. In each model, physicians will be engaged as independent contractors and responsible for obtaining their own liability insurance.

We may use existing surgery centers staffed with our own staff as required for LipoSelection procedures, or we may establish our own facilities on a stand-alone basis or in conjunction with new or existing surgery centers or physicians’ offices. These operating and facilities models currently are being evaluated and refined and may be varied or other models developed before we open a center or as the result of experience gained as we open and operate one or more of our planned centers. We expect that using existing surgery centers, center tenant finish, equipment, staff hiring and training costs, opening and publicity costs and other startup expenses will range from $70,000 to $100,000 per center. We expect that each center will require operating cash of less than $400,000 to cover operating requirements during the first six months of operations. We have not yet developed a complete cost estimate for establishing centers in our own facilities.

We have not yet determined the locations for our first four centers, but we expect that at least one center may be located in the metropolitan Denver, Colorado area, which is near our administrative and manufacturing facilities. We may elect to locate two of our first centers in one metropolitan area, depending on population size and efficiencies we may realize in marketing and advertising by having multiple centers in one area, but we have not yet made this determination. We also will base our center location decisions on factors such as the number of physicians in the area who already offer LipoSelection, competition from other lipoplasty providers such as surgery centers and hospitals, availability of skilled personnel, and the lease terms and locations that are available to us. The length of time it will take to open up to four centers will depend upon several factors, including the time required to identify and lease or purchase suitable facilities, but we anticipate that we will open our first center in mid-to late 2005.

We cannot assure you that LipoSelection Centers will achieve market acceptance or generate revenues sufficient to justify our opening of additional centers. We may misjudge the amount of time or resources that will be required to effectively establish and manage our LipoSelection Centers. If we cannot scale the centers appropriately, maintain control over expenses and effectively respond to changes in the lipoplasty market as we grow our centers, our operating results may deteriorate.

Business Alliances

We currently maintain a business alliance that we consider important to our business under an agreement with Partners Equity Capital Company, or PECC.

Partners Equity Capital Company

We entered into a program finance agreement with PECC in April 2004. Since that time and through December 31, 2004, we sold $2.7 million in sales-type leases with our customers to PECC. Under our agreement with PECC, it has the right to purchase from us sales-type leases for VASER Systems that meet PECC’s qualifying criteria, the most significant of which is a customer commitment to three or more uses of the VASER System per month. PECC pays us a purchase price equal to the present value of the stream of minimum use fees payable by the customer during the term of the sales-type lease, calculated at a mutually agreed-upon discount rate. We retain the rights to all use fees paid by the customer that exceed the monthly minimum in the customer’s agreement.

PECC is responsible for billing and collecting payments made by customers for systems sold by us to PECC and we are to provide all maintenance services that are requested by our customers. Once PECC purchases a particular sales-type lease, the VASER System will be titled to PECC until the contract expires or is terminated. PECC receives title to the systems subject to the sales-type leases it purchases because once we receive the purchase price that has been discounted back to present value, we no longer have any ownership interest in the systems sold to PECC. If we exercise, at our discretion, the right to repurchase systems at the end of the sales- type lease terms or if a customer defaults under its sales-type lease, PECC has agreed to retitle those systems to us upon our payment to them of the applicable repurchase price. We expect to repurchase all systems from PECC as they become available. If we do not do so, PECC could resell the system to an end-user or to a buyer who could compete with us in the FPP market, or PECC itself could so compete with us. However, we would not be obligated to provide maintenance or other support to a system resold or held by PECC. While the program agreement is in effect, PECC has a right of first refusal to purchase any of our sales-type leases that we sell or finance through third parties. We currently have no other third parties to whom we sell or with whom we finance our sales-type leases.

The program agreement provides broad indemnity rights to PECC and its affiliates with respect to any damages or losses occasioned by product liability claims, patent or trademark infringement, or claims by our customers or third parties based on environmental liabilities. The indemnities also apply to representations and warranties we provided to PECC in the program agreement. If we breach any of these representations or warranties or the other covenants in the program agreement, we have 30 days to cure the breach. If the breach is not cured within this period, we are obligated to repurchase any customer contracts that are in default due to our breach of the representations, warranties and covenants. The repurchase price is equal to the present value of sums due under the customer sales-type lease, plus the estimated fair market value of the system at the end of the contract, discounted at a 6% rate. For example, if a customer provided us with a fraudulent contract application, this would be a breach of our agreement with PECC and we would be obligated to repurchase the system from PECC at the price calculated as described above. We have repurchased one VASER System from PECC relating to a sales-type lease where the customer indicated that the employee who signed the sales-type lease lacked the authority to do so.

If a customer defaults under a sales-type lease we have sold, we have the obligation to use commercially reasonable best efforts to remarket the system on PECC’s behalf. Since entering into the program agreement, PECC has not notified us of any payment default of the nature that would require us to remarket any systems. We expect that we will continue to sell sales-type leases to PECC under the program agreement in the future, although we cannot assure you that PECC will continue to purchase them.

At the end of the term of each sales-type lease sold to PECC, we have the right, but not the obligation, to repurchase the VASER System for an amount equal to its fair market value. PECC is obligated to re-title any repurchased systems in our name.

Manufacturing and Supply

We manufacture, assemble, package and label the VASER System within our facility in Louisville, Colorado. We outsource the manufacture of our power amplifier, probes, motors, other components and accessory products. We believe that our existing manufacturing facilities are adequate to support our growth through 2006.

The manufacturing process for the VASER System includes the assembly, testing, packaging, and inspection of components that have been manufactured by us or to our specifications by suppliers. We purchase components used in the VASER System from various suppliers. When practicable, we have established second-source suppliers. However, we rely on a sole third-party supplier to manufacture the power amplifier in the VASER System and another sole source supplier to manufacture the probes used in conjunction with the VASER System. We have been advised by the supplier of our power amplifier that it has discontinued production of the current amplifier model used in the VASER System. We believe we have sufficient inventories of amplifiers in stock and subject to accepted orders that we will not need a replacement amplifier until the third quarter of 2006, but if sales exceed our estimates or currently placed amplifier orders are not fulfilled, we may need a replacement amplifier sooner than planned. We are in the process of identifying alternative suppliers for these products and believe we can obtain alternate sources for our power amplifier and probes. In addition, we attempt to mitigate supply shortages through maintaining inventory levels based on the risk associated with a particular supplier. Typically, we have not obtained contractual commitments from our suppliers to continue to supply products to us, nor are we contractually obligated to continue to purchase from a particular supplier.

Our quality assurance group is responsible for assuring that our manufacturing practices, components and finished products meet our specifications and comply with applicable regulatory requirements. We inspect incoming components, and inspect and test products both during and after the manufacturing process and once packaging is completed. Our quality assurance systems are required to be in conformance with the Quality System Regulation promulgated by the FDA. For sale of products in the European Community, our products and quality structure are required to be compliant to the current standard, ISO 13485 for medical devices. We received certification to ISO 13485 and ISO 9001/EN46001 in September 2000. The VASER System also is cleared for distribution in South Korea, Chile and Canada. The VASER System previously had UL certification but we have been advised by Underwriters Laboratory that recertification will be required due to a change in the motor in the VentX aspiration and infusion system and the inclusion of the new procedure counter in the VASER System. We recently began the recertification process for the VentX console, but do not plan to submit the VASER Amplifier for recertification until we have completed redesign of our circuit board to accept a new power amplifier. We expect to complete that redesign in 2005.

The Company’s principal suppliers are Greer Manufacturing, Inc.; Integrated Cable Systems Inc.; Phoenix Metal Products, Inc.; and Technology Driven Products, Inc. These and other suppliers of components used in the manufacture of the VASER System may encounter problems during manufacturing due to a variety of reasons, including failure to follow specific protocols and procedures, failure to comply with applicable regulations, including the FDA’s Quality System Regulation, equipment malfunction and environmental factors. Establishing additional or replacement suppliers for our materials may take a substantial period of time, which could create supply disruptions that would materially adversely affect our reputation, product sales and profitability.

We seek ways to reduce our manufacturing costs and improve the performance of the VASER System as opportunities to do so arise. For example, prior to 2003, we outsourced all of our manufacturing to third parties. After determining that we would be able to maintain better quality control and oversight of the manufacturing process, we elected to bring our manufacturing function in-house. We have not experienced or been required to undertake any product recalls to date, but we have been replacing earlier versions of our handpiece where wires have broken due to excessive strain being placed on the wires. We have designed and are now incorporating a more robust strain relief within the handpiece to address this issue.

System Warranty

We warranty the VASER System for the duration of our sales-type leases, which generally is for a period of three or four years. Systems sold on an outright basis have a one-year warranty. In connection with our adoption of the provisions of EITF 00-21 described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies,” we deferred $116,000 of revenues in the 2004 year relating to warranty service for VASER Systems delivered during 2004. To the extent not required for warranty expenses, the reserve for warranty services will be recognized as revenues ratably over the related service period equal to the lease term. Previously, we expensed marketing or warranty expenses in the period the expense was incurred. To date, our warranty claims have been immaterial and have been remedied by repair or replacement of the affected component.

Research and Development

Our research and development efforts will continue to focus on becoming the standard of care for lipoplasty procedures, and will include component enhancement of the VASER System, incorporating new VASER System functionalities and broadening the array of ancillary products we offer with the VASER System. We also plan to conduct additional clinical research related to these enhancements and functionalities, including what we believe are potential applications for body contouring after bariatric surgery, in connection with hysterectomy and abdominoplasty procedures, and facial and breast contouring. We currently are developing a procedure counter that includes reporting capabilities based on card reader technology. Our senior executives are in frequent communication with plastic and cosmetic surgeons who use the VASER System and with other physicians about ways in which the VASER System might be enhanced to better meet our customers’ needs and deliver improved clinical outcomes.

Our research and development expenses were $282,000 and $218,000 for the years ended December 31, 2003 and 2004, respectively. None of our customers bore any of the cost of our research and development during these periods.

Our array of proprietary and/or patented technologies provides us with many other opportunities for innovation beyond our core lipoplasty devices and procedures. However, exploitation of such opportunities may require funding, support and management in excess of our current capabilities and we believe our current efforts are best directed towards further enhancement of the VASER System and the LipoSelection procedure. If we were to pursue the development of these non-core technologies in the future, it most likely would be through a joint venture or similar arrangement, which would spread the cost and risk involved, but would also dilute our present ownership of the relevant intellectual property. Although we would seek to structure any development arrangement to prevent or minimize potential competition between any new technology and our current lipoplasty devices and procedures, we cannot assure you that we would be successful in preventing such competition.

Customer Service

Our customer service group consists of four representatives. These representatives are available by telephone during normal working hours to respond to consumer requests for physician referrals, to provide information about LipoSelection to prospective patients, and to make referrals to clinicians and our direct sales personnel of technical or sales-related inquiries. Our customer service representatives receive periodic training in order to understand the benefits of LipoSelection and the answers to frequently asked questions from prospective patients.

Clinical Applications and Support

We also maintain a clinical applications and support group consisting of six individuals, five of whom are registered nurses or certified physician assistants. Our clinical application and support group is available to address questions from our customers relating to LipoSelection results and use of the VASER System, LipoSelection technique and procedure, and to train physicians on the use of the VASER System in LipoSelection procedures.

Intellectual Property

We rely on a combination of patents, trademarks, copyrights, trade secrets and other intellectual property laws, nondisclosure agreements and other measures to protect our proprietary technology, intellectual property rights and know-how. We hold issued utility patents relating to a number of important aspects of our VASER System. We believe that in order to have a competitive advantage, we must develop and maintain the proprietary aspects of our technologies. Currently, we require our employees, consultants and advisors to execute confidentiality agreements in connection with their employment, consulting or advisory relationships with us, where appropriate. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

Patents

As of December 31, 2004, we had 11 issued U.S. patents and one issued Australian patent. We also have six pending U.S. patent applications and multiple pending international applications, including 16 applications filed in selected foreign countries and one application filed under the Patent Cooperation Treaty, or PCT. The PCT enables an applicant in a signatory country to file a single application with a designated patent office in one of the signatory countries. The PCT application can indicate that patent protection may be sought in all member countries or areas, e.g., the European Union, or designate only selected countries or territories. If the PCT application is filed within one year of an earlier-filed national application in one of the signatory countries, it receives the benefit of the filing date of the national application for priority purposes. Approximately thirty months after the priority date, the applicant must finally designate those countries or territories in which patent protection will be sought, commence the application process, file any necessary translations and pay the fees associated with the annual maintenance of the application and any resulting patent. We file for international patents only in those jurisdictions in which we deem the benefits of patent protection justify our doing so.

Our issued and pending patents relate to, among other things:

•	probes for delivering different modes of ultrasonic energy and related methods of fat fragmentation;

•	vented handpiece and cannula for aspiration of emulsified fat and infusion of fluids;

•	a pulsed ultrasonic device and method; and

•	an ultrasonic-based method of performing lipoplasty.

In general terms, a utility patent protects the way an article is used or works, while a design patent protects the way an article looks. More particularly, utility patents are provided for a new, nonobvious and useful process, machine, article of manufacture, composition of matter or improvement of any of the foregoing. Our issued utility patents expire between 2018 and 2021, except for one patent which expires in 2022. Although the patent protection for material aspects of our products to which the claims of the patents relate will be lost at that time, we have additional patent applications directed to other novel inventions that we expect will have patent terms, if issued, extending beyond 2021.

The following are the U.S. patents owned by us by assignment from the inventor or inventors of the related technology. Dr. Cimino was the inventor or co-inventor of these technologies and was an employee of ours at the time of the invention and its assignment to us for patent purposes. The assignments from Dr. Cimino to us are on file with the United States Patent and Trademark Office. We hold all ownership rights and interests in these patents and none of our patent rights are subject to licenses from, royalty obligations to or other material agreements with third parties. The following descriptions are general in nature. The full text and drawings of each patent and the claims which define the scope of patent coverage may be viewed in their entirety on the web site of the United States Patent and Trademark Office at www.uspto.gov by performing a patent number search for the following issued patents:

Patent No.	Title	Grant Date	Description
6,027,515	Pulsed Ultrasonic Device and Method	2/22/00	An improved method and device for generating profiled pulses of ultrasonic frequency vibratory energy through a probe. These pulses have specific relationships between magnitude and duration of the pulse so that the probe can be driven to vibratory amplitudes previously not achievable and, when applied to fatty tissue in a patient, obtain a more expedient surgical effect.

6,129,701	Vented Aspirator and Method	10/10/00	An improved surgical instrument for the removal of fragmented tissues and fluids from a patient through a small incision. The instrument utilizes a source of suction and a source of irrigating fluid which suspends and dilutes the fragmented tissues and also provides a pressure vent to improve the speed and thoroughness of the procedure. A multi-lumen cannula is used to deliver the irrigating fluid to the operative site, to vent the operative site, and to remove the fragmented tissue and fluids from the operative site.

6,224,565	Protective Sheath and Method for Ultrasonic Probes	5/01/01	Relates to a sheath that fits over an ultrasonic probe to protect tissue from heat that may be generated along certain portions of the probe.

6,350,245	Transdermal Ultrasonic Device and Method	2/26/02	A hand-held ultrasonic surgical device with a focusing lens for fragmenting or emulsifying a predetermined volume of a medium such as fatty tissue located generally near a focal length from a concave surface of the focusing lens without significant heating of the medium. The device includes a hand-held housing and an acoustic assembly mounted in the housing. The acoustic assembly has a resonant vibratory frequency between 100 kHz and 250 kHz, the preferred range to achieve sufficient focusing and sufficient ultrasonic power to fragment or emulsify tissue.

6,368,299	Ultrasonic Probe and Method for Improved Fragmentation	4/09/02	An ultrasonic probe having one or more grooves near the tip which circle the shaft of the probe. The walls of the one or more grooves provide surface areas on the end of the ultrasonic probe in planes generally perpendicular to the axis of the probe. The additional surface area increases the tissue fragmenting surface area without increasing the diameter of the end of the probe. This enables the user to more rapidly and thoroughly fragment or emulsify tissues with a given diameter of probe. Also, because tissue typically does not contact the bottom of the grooves, the tissue contact surface area along and about the end of the ultrasonic probe is reduced, thus reducing the potential for tissue burns.

6,379,326	Lipoplasty Method, a continuation-in-part under Pat. No. 6,129,701	4/30/02	An improved method of fragmenting and removing soft tissues of a patient including steps for the surgical removal of unwanted fatty tissues using an ultrasonic frequency vibratory probe and a separate multi-lumen suction and irrigation cannula. The ultrasonic frequency vibratory probe and the multi-lumen suction and irrigation cannula are separate instruments that are used to separate the tissue fragmentation and removal processes, thereby decreasing procedure time and reducing trauma to tissues.

6,391,042	Pulsed Ultrasonic Device and Method, a continuation-in-part under Pat. No. 6,027,515	5/21/02	Relates to minimum and maximum amplitude profiles of pulsed ultrasonic energy and time duration of those amplitude profiles when the pulsed ultrasonic energy is delivered through a probe.

6,540,713	Vented Aspirator and Method, a continuation-in-part under Pat. No. 6,129,701	4/01/03	Relates to relative resistive ratios in the two lumens of the multi-lumen cannula described in Pat. No. 6,129,701.

6,585,745	Ultrasonic Cutting and Coagulation Knife Using Transverse Vibrations	7/01/03	An ultrasonic frequency surgical dissecting device including a handpiece with a surgical blade that vibrates in a direction transverse to a long axis passing through the handpiece and blade for improved cutting and coagulation, which is the change of blood from a liquid to a thickened mass.

6,716,194	Surgical Aspiration Device Employing Continuous, Precise Venting	4/06/04	An improved surgical instrument and method for the aspiration of tissues and fluids from a patient via suction through a small diameter cannula. The device and method achieve improved results (e.g., speed and efficiency of the surgical procedure) using a continuous, precise amount of vented air of between about 3 and about 40 cubic feet per hour.

Patent No.	Title	Grant Date	Description

6,726,698	Pulsed Ultrasonic Device and Method, a continuation-in-part under Pat. No. 6,391,042	4/27/04	An improved method and apparatus for generating profiled pulses of ultrasonic frequency vibratory energy at the end of an ultrasonic probe for application to tissues of a patient. The invention includes the providing of a profiled pulse signal with a first profile and a maximum magnitude during a first time portion being between one millisecond and 50 milliseconds in duration and a second profile and a minimum magnitude during a second time portion being greater than or equal to the duration of the first time portion, and the maximum magnitude in the range between two and 20 times the minimum magnitude.

The following are the U.S. patent applications that are now publicly available through the web site of the United States Patent and Trademark Office. We have three other pending patent applications, two for utility patents and one for a design patent, that are not yet publicly available.

Application No.	Title	Application Date	Description
10/455,486	Ultrasonic Device and Method for Tissue Coagulation	June 4, 2003	An ultrasonic surgical device for the coagulation of tissue having an ultrasonic applicator and a movable jaw with a jaw surface adjacent to the end of the ultrasonic applicator for movement toward the applicator to a closed position at a predefined clearance of between about 0.075 to about 1.9 millimeters from the applicator. The device may also include a mechanical cutting element that can be extended into the clearance to cut the tissue and means to vary the predefined clearance without removing the applicator from the patient. Tissue coagulating and cutting can be maximized and performed separately and can be monitored by the surgeon.

10/600,118	Precision Fluid Delivery System and Method for Surgical Procedures	June 20, 2003	A system for rapidly and accurately delivering sterile fluid in a surgical environment comprising: (1) a strain gauge sensor; (2) a container of fluid connected to the strain-gauge sensor so that the strain-gauge sensor can generate an electrical output proportional to the weight of the fluid and container from time-to-time; (3) a pump system for pumping fluid from the container and having adjustable speed control for delivery of fluids within the range of 30 ml/min to 1000 ml/min; (4) a sterile tubing set connected to the fluid source and passing through the pump system and for delivery of the fluid to the surgical environment (i.e., a patient or implantable device); (5) a processor for processing the electrical output from the strain gauge from time-to-time to determine the amount of fluid delivered to the surgical environment; and (6) a display for displaying the amount of fluid delivered to the surgical device.

10/611,378	Ultrasonic Cutting and Coagulation Knife Using Transverse Vibrations, a continuation under Patent No. 6,585,745	June 30, 2003	An ultrasonic frequency surgical dissecting device including a handpiece with a surgical blade that vibrates in a direction transverse to a long axis passing through the handpiece and blade for improved cutting and coagulation.

The medical device industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. Patent litigation can involve complex factual and legal questions, and its outcome is uncertain. Any claim relating to infringement of patents that is successfully asserted against us may require us to pay substantial damages. Even if we were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations. Because of the importance of our patent portfolio to our business, we may lose market share to our competitors if we fail to protect our intellectual property rights.

On April 16, 2004, we filed an action in the United States District Court for the District of Colorado titled Sound Surgical Technologies LLC v. MicroAire Surgical Instruments, Inc. et al, civil action no. 04-N-0784, which we refer to as the MicroAire infringement suit. This action sought damages for lost profits and/or a reasonable royalty as a result of MicroAire’s infringement of U.S. Patent No. 6,716,194, or the ‘194 patent, which was issued in April 2004 and which had been assigned to us, as well as an order enjoining MicroAire from infringing or inducing others to infringe the ‘194 patent. The ‘194 patent contains a number of claims related to a method of conducting lipoplasty using a vented handpiece and cannula that solved a problem physicians frequently encountered during lipoplasty procedures. When localized fat deposits were removed using a cannula, or elongated tube, by suction, physicians often would be forced to remove and clean the cannula when it became clogged with fat or other tissue. This prolonged the duration of surgery and recovery times, and often led to more bruising and bleeding by the patient. The vented handpiece and cannula that are the subject of the ‘194 patent prevents the clogging of the cannula by delivering a continuous airflow — which may reduce time spent in surgery and may improve clinical outcomes.

The MicroAire infringement suit was filed after we notified MicroAire that its sale of a so-called “turbo cannula” on a stand-alone basis and as part of a surgical system violated the ‘194 patent. We sought damages and/or a reasonable royalty in connection with MicroAire’s infringement of the ‘194 patent. MicroAire denied it infringed the ‘194 patent, contended that the claims of the patent were invalid or unenforceable, and contended the infringement claims were barred by various legal doctrines. We and MicroAire have reached a mutually satisfactory settlement of this suit, the terms of which are confidential and not material, and the suit has been dismissed.

Our success will also depend in part on our not infringing patents issued to others, including our competitors and potential competitors. If our products are found to infringe the patents of others, our development, manufacture and sale of these potential products could be severely restricted or prohibited. In addition, our competitors may independently develop similar technologies. As the number of entrants into our market increases, the possibility of a patent infringement claim against us grows. Although we have not received notice of any claim, and are not aware, that our products infringe any other party’s patents and proprietary rights, our products and methods may be covered by one or more U.S. patents held by our competitors. In addition, our competitors may assert that future products we may market infringe their patents.

A patent infringement suit brought against us may force us to stop or delay developing, manufacturing or selling the VASER System or any components that a third party claims infringe its intellectual property, unless that party grants us rights to use its intellectual property. In such cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our products. However, we may not be able to obtain such licenses on acceptable terms, or at all. Even if we were able to obtain rights to the third party’s intellectual property, these rights may be non-exclusive, thereby giving our competitors access to the same intellectual property. Ultimately, we may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

Trademarks

We hold domestic and certain foreign trademark registrations for the marks VASER®, Science to Surgery®, and SOUNDVASER® and certain foreign registrations for VentX™. We have applied for service mark registration for LipoSelectionSM in the U.S. and abroad and have applied for trademark registration of VentX in the U.S.

Competition

We consider the primary competition for our products to be traditional suction-assisted lipoplasty, or SAL, and power-assisted liposuction, which accounts for about 79% of the lipoplasty market according to ASAPS 2004 National Totals for Cosmetic Procedures published in February 2004. SAL vacuum pumps, cannulas and tubing currently are sold by a number of medical device companies in the U.S. and internationally. Power-assisted liposuction devices currently are sold in the U.S. by Medtronic Xomed, Inc., Mentor Corporation and its affiliates, Wells Johnson Company and MicroAire Surgical Instruments, LLC and its affiliates. Ultrasound-assisted lipoplasty, or UAL, accounts for the remaining portion of the market for lipoplasty procedures. Other than Sound Surgical, Mentor Corporation is the only company currently selling UAL systems for commercial use in the U.S., to our knowledge. Medtronic and Mentor are large, public, diversified healthcare technology companies with significantly greater financial, technical and management resources than those available to us. MicroAire is a private company but has a longer operating history and broader product line than ours. Our competitors enjoy substantial advantages, including:

•	greater resources for product development, sales and marketing;

•	more established distribution networks;

•	greater name recognition;

•	more established relationships with physicians and the patient community; and

•	additional lines of products and the ability to offer rebates, discounts or incentives.

We are aware of two companies that are attempting to develop transdermal ultrasound lipoplasty technologies. Transdermal ultrasound would facilitate the breaking up of fat deposits using ultrasonic energy radiated through the skin in a completely non-invasive manner, after which the body would expel or metabolize the fat. We believe the two companies currently seeking to develop transdermal ultrasound medical devices, UltraShape Ltd. and LipoSonix, Inc., have raised significant amounts of capital in the effort to commercialize their technologies. UltraShape was organized in 2000 and announced a limited clinical trial in 2002 that was conducted in Israel. To our knowledge, the results of that trial are not yet public. Founded in 1999, LipoSonix has a number of venture capital investors but has otherwise released little information concerning the state of development of its proposed transdermal ultrasound medical device. Neither company has yet announced that it has received FDA approval for a transdermal ultrasound lipoplasty medical device. If UltraShape, Liposonix or another company successfully develops and obtains FDA approval to market and sell a transdermal ultrasound lipoplasty medical device that demonstrates clinical effectiveness, our VASER System could be placed at a competitive disadvantage and our revenues and growth could be significantly harmed.

We are aware of two other companies, Mettler Electronics Corp. and Rich-Mar Corporation, who have marketed XUAL external ultrasound-assisted liposuction devices under the Silberg and Rich-Mar brands. The XUAL process involves the application of high intensity ultrasonic energy through the skin to break up fat deposits, after which the fat is extracted using minimally invasive cannulas. ASAPS does not break out market data for XUAL procedures, but we believe XUAL accounts for a negligible portion of the lipoplasty market. To date, we have not experienced significant competition from XUAL medical devices. If XUAL medical devices gain market acceptance, our revenues and growth may be significantly harmed.

As we develop the market for LipoSelection, we may be faced with competition from these companies or others that attempt to enter this market. Some or all of our future competitors in the lipoplasty market may enjoy competitive advantages such as those described above. If we are unable to compete effectively against existing and future competitors, our revenues will decline and our business will be harmed.

We believe that the physician reported benefits offered by LipoSelection — minimal damage to surrounding tissue, excellent outcomes, low levels of patient complications, limited post-operative bruising and pain and limited physical exertion by surgeons — may result in LipoSelection becoming the standard of care in lipoplasty.

We believe that the principal competitive factors in the market for medical devices used in lipoplasty procedures include:

•	improved patient outcomes;

•	reduction of surgery-induced complications;

•	decrease of time spent in surgery;

•	acceptance by leading physicians in plastic and cosmetic specialties;

•	ease of physician training and use of the medical device or technology;

•	the publication of peer-reviewed clinical studies;

•	sales and marketing capabilities;

•	acceptance of product innovation;

•	patent protection; and

•	cost effectiveness.

We also may encounter intense competition for the services of qualified medical device sales representatives and clinical support personnel and we may be unable to hire such personnel on commercially reasonable terms, or at all.

FDA and Other Governmental Regulation

Medical Device Regulation

United States.    Our products and operations are subject to regulation by the Food and Drug Administration, or FDA, state authorities and comparable authorities in foreign jurisdictions. The FDA regulates the research, design, development, testing, manufacture, production, safety, labeling, storage, recordkeeping, premarket clearance or approval, promotion, and distribution of medical devices in the United States to ensure that they are safe and effective for their intended uses. In addition, the FDA regulates the export of medical devices manufactured in the United States to international markets.

Under the Federal Food, Drug, and Cosmetic Act, as amended, or FDCA, medical devices are classified into one of three classes — Class I, Class II or Class III — depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Classification of a device is important because the class to which a device is assigned determines, among other things, the type of premarket submission and application process required for FDA clearance or approval to market the device. Class I includes devices with the lowest risk to the patient (and subject to the least regulatory control), while Class III includes devices with the greatest risk to the patient (and strictest regulatory control). In general, the device classes carry the following controls:

•	Class I — general controls, including labeling, device listing, reporting and, for some products, adherence to good manufacturing practices through the FDA’s Quality System Regulation and premarket notification;

•	Class II — general controls and special controls, which may include performance standards and post-market surveillance; and

•	Class III — general controls and premarket approval.

Class II devices are medium-risk devices subject to greater regulatory control than Class I devices. In addition to complying with general controls, Class II devices are also subject to “special controls,” including special labeling requirements, mandatory performance standards and post-market surveillance. Most Class II devices are required to obtain FDA clearance under Section 510(k) of the FDCA (known as “premarket notification”), before they can be marketed. The company must submit to the FDA a premarket notification demonstrating that the device is “substantially equivalent” in intended use and safety and effectiveness to either a device that was legally marketed prior to May 28, 1976 (the date upon which the Medical Device Amendments of 1976 were enacted) for which the FDA has not called for the submission of PMA applications or to a device that has been cleared through the 510(k) process (known as a “predicate device”).

The VASER System has obtained FDA market clearance through the 510(k) premarket notification process. If the FDA agrees that a device is substantially equivalent to a device that already has received FDA clearance, it will grant clearance to commercially market the new device. By regulation, the FDA is to clear a 510(k) premarket notification within 90 days of submission of the application. As a practical matter, clearance often takes longer. Our products have received clearances within the 90-day time period but there is no assurance we will receive additional clearances within a 90 day period in the future. If the FDA determines that a device, or its intended use, is not “substantially equivalent” to a predicate device, the sponsor then must fulfill more costly, lengthy, and rigorous premarket approval requirements for Class III devices, which requires proof of safety and efficacy to the FDA’s satisfaction. The PMA approval process requires the filing of a premarket application that can take several years for the FDA to approve, if it does so at all. There is no assurance we would be successful in obtaining premarket approval we may seek in the future for any Class III medical device.

A clinical trial generally is required to support a PMA application and sometimes is required for a premarket notification. Such trials generally require submission of an application for an Investigational Device Exemption, or IDE. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a nonsigificant risk device eligible for more abbreviated IDE requirements. Clinical trials may begin once the IDE application is approved by the FDA and the appropriate institutional review boards at the clinical trial sites.

The VASER System is a Class II medical device that received initial FDA 510(k) clearance from the FDA in 1999 for intended use for fragmentation, emulsification and aspiration of soft tissue in the following types of surgeries:

•	neurological;

•	gastrointestinal and affiliated organ;

•	urological;

•	plastic and reconstructive;

•	general;

•	orthopedic;

•	gynecological;

•	thoracic; and

•	laparoscopic.

In 2002, the VASER System received FDA 510(k) clearance for use when the fragmentation, emulsification, and aspiration of subcutaneous body tissues for aesthetic body contouring is desired. We also received a 510(k) clearance from the FDA in 1999 for the VASER dissection system as a Class II medical device that consists of dissection tips and a handpiece. This clearance permits the use of the VASER dissection system for cutting and coagulation of soft tissues.

Medical devices can be marketed only for the indications for which they are cleared or approved based upon promotional claims that are truthful, not misleading and supported by adequate scientific evidence. Modifications to a previously cleared or approved device or to labeling and promotional claims that could significantly affect its safety or effectiveness or that would constitute a major change in its intended use, require a new 510(k) clearance or premarket approval. Since we received our most recent 510(k) clearance for the VASER System in 2002, we have enhanced the VASER System by adding and making changes to the procedure counter. We do not believe that these changes require new 510(k) clearances. We further believe that the addition of new indications and enhancements to the VASER System in the future either will not require new FDA authorization or will be able to be cleared using the 510(k) premarket notification process. We also believe that the promotional claims we are making for the VASER System do not require a new 510(k) clearance. The FDA could disagree with our conclusion that authorization is not required and may require a new premarket clearance or approval. The FDA can require us to cease marketing the modified device pending such clearance or approval.

We have applied for, and received, clearance for a new indication for the VASER System in the past. We cannot assure you that we will be successful in receiving clearances in the future. The FDA may require approval or clearances for the promotional claims we are making for past or future modifications or new indications for our existing products. Such submissions may require the submission of additional clinical or preclinical data and may be time consuming and costly, and may not ultimately be cleared or approved by the FDA. The FDA may change its policies, adopt additional regulations, or revise existing regulations, each of which could prevent or delay premarket approval or premarket clearance of our devices, or could impact our ability to market a device that was previously cleared or approved.

After a medical device, such as the VASER System, is placed on the market, numerous regulatory requirements apply. These include: the Quality System Regulation, or QSR, which requires device manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures applicable to the design, manufacture, and distribution of devices; labeling regulations; the FDA’s general prohibition against promoting products for unapproved or “off-label” uses and requiring adequate substantiation of promotional claims; and the Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with these and all other FDA regulatory requirements.

In March 2004, the Colorado Department of Public Health and Environment conducted an inspection of our facilities on behalf of the FDA. During its inspection, we were issued a FDA Form 483, which is a notice of inspection observations. Four items were identified and we initiated corrective action for all four alleged deficiencies following the completion of the inspection. We provided written responses to the inspection observations and no further action has been taken by the FDA.

The FDA and authorities in other countries can require the recall of products in the event of material defects or deficiencies in design or manufacturing or any other problems that the FDA finds create a reasonable probability that the device would cause serious adverse health consequences or death. The FDA can also withdraw or limit our product approvals or clearances in the event of serious, unanticipated health or safety concerns. We also may be required to submit reports to the FDA concerning any product corrections or removals. We may elect to conduct a voluntary recall or field action even when the FDA has not imposed one. To date, we have not been subject to or undertaken a recall or field action for any of our products.

The FDA has broad regulatory and enforcement powers. If the FDA determines that we have failed to comply with applicable regulatory requirements, it can impose a variety of enforcement actions from public warning letters, criminal and civil fines, injunctions, consent decrees and civil penalties to suspension or delayed issuance of approvals, seizure or recall of our products, total or partial shutdown of production, withdrawal of approvals or clearances already granted, and criminal prosecution. The FDA also can require us to repair, replace or refund the cost of devices that we manufactured or distributed. If any of these events were to occur, it could materially adversely affect us.

We believe that all of the products we currently export to foreign countries comply with any legal restrictions on the export from the U.S. of any medical device.

International.    In many of the foreign countries in which we market our products, we are subject to regulations analogous to those of the FDA. The regulation of our products in Europe falls primarily within the European Economic Area, which consists of the fifteen member states of the European Union as well as Iceland, Liechtenstein and Norway. The legislative bodies of the European Union have adopted three directives in order to harmonize national provisions regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Medical devices that comply with the essential requirements of these directives are entitled to bear a CE marking. Unless an exemption applies, only medical devices which bear a CE marking may be marketed within the European Economic Area. The European Standardization Committees have also adopted numerous harmonized standards for specific types of medical devices. Compliance with relevant standards establishes the presumption of conformity with the essential requirements for a CE marking. All of our products that we export for sale in Europe bear the CE mark.

Post-market surveillance of medical devices in the European Economic Area generally is conducted on a country-by-country basis. The requirement within the member states of the European Economic Area vary. Due to the movement towards harmonization of standards in the European Union and the expansion of the European Union, we expect a changing regulatory environment in Europe characterized by a shift from a country-by-country regulatory system to a European Union-wide single regulatory system. The timing of this harmonization and its effect on us currently cannot be predicted.

Current Clearances

United States

We have received 510(k) clearances from the FDA to market our VASER System. We do not have any 510(k) submissions or premarket approval applications pending at the FDA. We have also received certification from the International Organization for Standardization, or ISO, for our quality management system to ISO’s 9001 standard and ISO’s medical device quality management system 13485 standard. We are also certified to the European Medical Quality Standard EN 46001.

European Union

Our products are regulated in the European Union as medical devices per the European Union Directive (93/42/EEC), also known as the Medical Device Directive. An authorized third party, or notified body, must approve our products for CE marking. In 2000, we were certified by TUV Product Service, a Notified Body, under the European Union Medical Device Directive allowing the CE conformity marking to be applied to the VASER System. We had a successful renewal audit in 2003 by TUV and in May 2004 by Nemko AS, a Notified Body. We cannot assure you that we will be able to obtain the CE mark approval for modifications to the VASER System in the future. The CE mark is contingent upon our continued compliance with the applicable regulations and the Quality System Requirements of ISO 13485 standard.

The European Community has regulations similar to that of the FDA for the advertising and promotion of the medical devices, clinical investigations, and adverse events. We believe that we are in compliance with such regulations at this time.

Other International Jurisdictions

Most major markets have different levels of regulatory requirements for medical devices. The VASER System is currently approved, cleared, licensed or registered in Canada, Chile and South Korea. The regulatory process currently is underway in Taiwan. Modifications to approved products require a new regulatory submission in all major markets. The regulatory requirements and the review time vary significantly from country to country. We cannot assure you that we will be able to obtain or maintain the required regulatory approvals. The VASER System also can be marketed in the several other countries that do not regulate medical devices. We cannot assure you the timing or the successes of our efforts to obtain the approvals for VASER System or future modifications to the VASER System in the international markets.

U.S. Anti-Kickback and False Claims Laws

In the United States, there are federal and state anti-kickback laws that prohibit the payment or receipt of kickbacks, bribes or other remuneration intended to induce the purchase or recommendation of healthcare products and services. Violations of these laws can lead to civil and criminal penalties, including exclusion from participation in federal healthcare programs. These laws are potentially applicable to manufacturers of medical devices, such as us, and hospitals, physicians and other potential purchasers of medical devices. Other provisions of state and federal law provide civil and criminal penalties for presenting, or causing to be presented, to third-party payers for reimbursement, claims that are false or fraudulent, or which are for items or services that were not provided as claimed. Although we plan to structure our future business relationships with purchasers of our products to comply with these and other applicable laws, it is possible that some of our business practices in the future could be subject to scrutiny and challenge by federal or state enforcement officials under these laws. This type of challenge could have a material adverse effect on our business, financial condition and results of operations.

Health Insurance Portability and Accountability Act of 1996 and Related Laws

Federal and state laws protect the confidentiality of certain patient health information, including patient records, and restrict the use and disclosure of that protected information. In particular, the U.S. Department of Health and Human Services promulgated patient privacy rules under HIPAA. These privacy rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their protected health information and limiting most use and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. HIPAA further requires that covered entities enter into agreements meeting certain regulatory requirements with their “business associates”, which effectively obligate the business associates to safeguard the covered entity’s patient health information against improper use and disclosure. While not directly regulated by HIPAA, a business associate may face significant contractual liability pursuant to such an agreement if the business associate breaches the agreement or causes the covered entity to fail to comply with HIPAA. In the course of our business operations, we have become the business associate of one or more covered entities. Accordingly, we incur compliance related costs in meeting HIPAA-related obligations under business associates agreements to which we are a party.

Although the exact scope of the HIPAA rules has not been clearly established, we seek to comply with these rules in connection with our collection of procedure-related information. Our procedure counter collects information about the number of lipoplasty procedures performed on an anonymous basis. We believe that we are not in violation of federal or state health information privacy or confidentiality statutes or regulations. However, if we are found to have violated any of these laws, we could be subject to civil or criminal penalties. Additionally, changes in these laws could adversely affect our business.

Information Technology Infrastructure

Our information technology infrastructure is designed to support our manufacturing, quality control, regulatory compliance, accounting, distribution and sales functions. We use standard hardware, off-the-shelf system software components, database servers, proprietary application servers, a modem bank and desktop applications to meet our operating requirements and to collect data from the procedure counter now being developed. Our computers are backed up with auxiliary power in the event of a power outage. Automated backups of the databases and computer files are maintained off-site. We have not yet developed or implemented a full disaster recovery plan or business continuity plan for our accounting and related information technology systems. Any disaster could therefore materially impair our ability to track VASER System usage and collect use fees from our customers, as well as maintain timely accounting and financial reporting.

Employees

As of December 31, 2004, we had 58 total employees, of whom 56 are full time employees. Of full time employees, 41 are in sales, marketing and clinical support, seven are in general and administrative, and eight are in manufacturing and service. None of our employees is represented by a labor union and we believe our employee relations are good.

Facilities

We lease a combined office and manufacturing facility in Louisville, Colorado, consisting of approximately 7,600 usable (8,500 rentable) square feet, through September 30, 2008 from an unaffiliated third party. The base rent for this facility is currently $9,358 per month and will automatically increase in annual increments until the final lease year when the base rent will then amount to $11,477 per month. We have an option to extend this lease for one additional five year period at then-prevailing rental rates. In June 2004, we subleased an administrative facility in Golden, Colorado, consisting of approximately 6,500 square feet, through November 2006. The monthly rental for this facility is $6,750 through August 2005, increasing to $7,280 in September 2005 and through the end of the sublease term. We are also obligated for taxes, utilities and the pro rata share of common area maintenance expenses relating to our Louisville leased facility and the amount of annual increases in those costs attributable to our subleased facility in Golden. We believe that our existing facilities are adequate for our current needs.

Legal Proceedings

For information concerning an action we instituted against MicroAire Surgical Instruments, LLC that has been settled, see the discussion on page 63 beneath “—Intellectual Property.”

MANAGEMENT

The following table shows information about our executive officers and directors as of December 31, 2004.

Name	Age	Position
William W. Cimino, Ph.D.	45	Chairman of the Board and President
Donald B. Wingerter, Jr.	55	Chief Executive Officer and Director
Douglas D. Foote	60	Chief Financial Officer, Secretary and Treasurer
Thomas J. Bogle	66	Chief Sales and Marketing Officer

William W. Cimino, Ph.D. founded our company in July 1998 and currently serves as the Chairman of the Board and President. Dr. Cimino has served as our Chairman of the Board since inception and served as our Chief Executive Officer and Chief Technical Officer from inception until June 2002, and was reappointed as President in May 2004. Prior to July 1998, Dr. Cimino held various management, research and engineering positions at United States Surgical Corporation, Valleylab Inc., a division of Pfizer Inc., Heart Rhythm Technologies, a medical device start-up funded by Eli Lilly and Company, the Center for Engineering Design at the University of Utah, and the Boeing Corporation. Dr. Cimino holds a B.S. in aerospace engineering from the University of Colorado, a M.S. in mechanical engineering from Purdue University, and a Ph.D. in bioengineering from the University of Utah. Dr. Cimino has authored many published articles in the areas of bioinstrumentation and ultrasonic instrumentation for surgery and is the inventor or co-inventor on 18 issued patents in ultrasonic and electrosurgical technologies.

Donald B. Wingerter, Jr. has served as our Chief Executive Officer since June 2002 and a member of the board since April 2000. From 2001 until joining us, Mr. Wingerter was engaged in managing his personal investments. From 1995 to 2001, Mr. Wingerter was chairman of the board and chief executive officer of ClearVision Laser Centers, a company he founded in 1995 that operated centers providing laser vision correction services to consumers. ClearVision had operations in 14 states consisting of 10 centers utilizing fixed excimer lasers and 42 centers serviced by mobile lasers. In 2001, ClearVision was acquired by affiliates of two private equity firms. Before founding ClearVision, Mr. Wingerter served as chief executive officer and president, respectively, of Western Imaging Technologies and Accel Holdings, medical imaging companies that sold and leased magnetic resonance imaging (MRI), positron emission tomography (PET), and computer tomography (CT) imaging equipment. He also spent 11 years in various sales positions with General Electric Medical Systems, the last of which was National Sales Manager for Digital Products. Mr. Wingerter holds a B.S. degree in biology from Lafayette College and a M.S. degree in physiology from Rutgers University.

Douglas D. Foote has served as our Chief Financial Officer, Secretary and Treasurer since April 2000. He has also served as a member of the board of SST LLC since November 1999 and previously served as outside counsel to SST LLC from August 1998 until becoming an officer. Prior to that time, Mr. Foote was engaged in the private practice of law and served as the vice president of Pan Atlantic Group Co., Inc., a privately held turnaround firm, as vice president and general counsel of Bond International Gold, Inc., a New York Stock Exchange listed mining company, and in various senior capacities with AMAX Inc., a Fortune 500 multinational resources company. Mr. Foote holds a B.S.B.A. in finance from the University of Denver, a J.D. degree from the University of Colorado, and an LL.M. in international law from King’s College, University of London. He is also a graduate of the Harvard Business School’s Advanced Management Program.

Thomas J. Bogle joined us as Chief Sales and Marketing Officer in April 2003 when we acquired Sound Surgical Sales, LLC, which Mr. Bogle had founded in 2002. From 1997 to 2003, Mr. Bogle also served as a principal in Tom Bogle & Associates, an executive search and business development firm focused on the medical and high technology industries. Before founding Tom Bogle & Associates, Mr. Bogle was employed for 10 years as a vice president for Toshiba America Medical Systems and its MRI division, served in various sales management positions for Picker International and General Electric Medical Systems, Medical Data Systems and the Medi-Physics division of Hoffman LaRoche. Mr. Bogle holds a B.S. in business administration from Southern Methodist University.

Each of our officers devotes substantially full-time to our business and affairs. There are no family relationships between or among our officers and directors.

Director Nominees

The following individuals have agreed to join our board of directors upon completion of this offering. We have determined that each nominee will upon his appointment be an independent director and has and will have at that time no material relationship with us apart from his service as a director.

H. Gregory Austin is of counsel to Holland & Hart LLP, a Denver-based regional law firm with which he has practiced for over 30 years. While at Holland & Hart, Mr. Austin served for a number of years as chairman of the business department and his practice focused on the acquisition, sale and financing of businesses as well as change of control issues. From 1973 to 1975, Mr. Austin served as General Counsel to the U.S. Small Business Administration and from 1975 to 1977 served as Solicitor of the U.S. Department of the Interior. He has served on the boards of directors of a number of non-profit organizations and is a fellow of the American Bar Foundation. Mr. Austin holds a B.E. in mechanical engineering from Yale University and a J.D. degree from the University of Michigan Law School.

Lawrence J. Ciancia is a partner in Corporate Development International, Inc., a corporate search firm specializing in mergers, acquisitions and divestitures. He has served in this capacity since 1998. From 1990 to 1998, he served as president and chief operating officer of Concorde Industries, a subsidiary of Uponor U.S., a supplier of PVC pipe products, specialty chemicals and PVC compounds. From 1982 until the sale of Concorde Industries to Uponor Finland in 1990, Mr. Ciancia was chief executive officer, president and chief operating officer of Concorde Industries. Since 1990, Mr. Ciancia has served on the board of directors of CTS Corporation, an NYSE listed company that manufactures and sells a broad line of components and sensors and provides electronics manufacturing services primarily to original equipment manufacturers in the automotive, communications, and computer markets. He currently serves as a member of the audit committee and the nominating and governance committee of CTS Corporation. Mr. Ciancia holds a B.S. in civil engineering from the Rutgers University College of Engineering and an M.B.A. from Hofstra University. He is also a graduate of the Harvard Business School’s Executive Program for Management Development.

Rick E. Smith was appointed the senior vice president of ultrasound operations for Siemens Medical Solutions in March 2005, after having served as the senior vice president of worldwide sales and marketing for the ultrasound division of Siemens Medical Solutions since November 2000. From 1992 to 2000, Mr. Smith held various sales management positions with Acuson Corporation, a leading worldwide manufacturer of diagnostic ultrasound equipment that was acquired by Siemens Medical Solutions in November 2000. Among the positions held by Mr. Smith at Acuson were senior vice president – worldwide sales and marketing (March 1999 – November 2000), vice president - North American business operations (May 1998 – March 1999), and vice president/director of general imaging business unit (December 1993 – May 1998). From 1982 to 1992, Mr. Smith was employed in various sales positions with Toshiba America Medical Systems. Mr. Smith holds a B.S. in education from Western Illinois University and a M.S. in education from Southern Illinois University.

George A. Stewart is an independent consultant to companies in the life sciences and medical device markets, and currently is both a consultant to, and director of, GeniStent Medical Corporation of Irvine, California. From 2000 to 2004, he served as a consultant to, and director of, Irvine Biomedical Inc., which was sold to St. Jude Medical, Inc. in December 2004. From 1995 to 1999, he served as president of the Pfizer Medical Device Group until these seven businesses were divested by Pfizer. From 1988 to 1995, Mr. Stewart served as a senior executive officer of three business units of Pfizer Medical Devices, including Shiley Inc., Schneider Worldwide, and Valleylab Inc. Mr. Stewart was a vice president of Shiley Inc. from 1988 to 1991, president of Shiley Inc. from 1991 to 1992, president and chief executive officer of Schneider Worldwide from 1992 to 1993, and president and chief executive officer of Valleylab Inc. from 1993 to 1995. Mr. Stewart holds a B.B.A. degree and an M.B.A. degree from Western Colorado University Graduate School of Business.

Richard J. Swanson founded and has served as president of Real Estate Associates, Inc., a privately held real estate acquisition and development firm headquartered in Denver, Colorado, since 1980. Mr. Swanson also has been president of Corporate Effectiveness, Inc. since 2000 and Investment Partners, Inc. since 1981, strategic planning and restructuring consulting firms, respectively, and is a chairman of The Executive Committee, a worldwide leadership skills consultancy for chief executive officers. Since 1998, Mr. Swanson has served on the board of directors of AHPC Holdings, Inc., a publicly traded, Nasdaq-listed company that markets foodservice and medical examination gloves in the United States. He currently chairs the audit committee of the board of directors of AHPC and is its audit committee financial expert. Mr. Swanson holds a B.A. in history from the University of Colorado and an M.B.A. from the Harvard Business School.

Richard N. Zehner co-founded Alliance Imaging Inc., a New York Stock Exchange listed company, in 1983. Alliance Imaging is a leading national provider of outsourced diagnostic imaging services headquartered in Anaheim, California. Mr. Zehner was president of Alliance Imaging from 1983 to 1988 and was chief executive officer and chairman of the board from 1988 to 2003. Mr. Zehner is currently engaged in managing his personal investments. He holds a B.S. in health services administration from the University of Phoenix.

Board of Directors

Our certificate of incorporation and bylaws provide for a classified board of directors consisting of three staggered classes of directors (Class I, Class II and Class III). The members of each class of our board of directors will serve for staggered three-year terms, with the terms of our Class I, Class II and Class III directors expiring upon the election and qualification of directors at the annual meetings of stockholders held in 2006, 2007 and 2008, respectively. Upon the effectiveness of this offering:

•	our Class I directors will be Messrs. Smith, Stewart and Austin;

•	our Class II directors will be Messrs. Wingerter and Swanson and Dr. Cimino; and

•	our Class III directors will be Messrs. Ciancia and Zehner.

Our board of directors has determined that Messrs. Austin, Ciancia, Smith, Stewart, Swanson and Zehner are independent directors for purposes of the recently adopted and applicable corporate governance rules contained in the American Stock Exchange Company Guide, or the Amex Company Guide, and the provisions of Rule 10A-3 of the Securities Exchange Act of 1934 applicable to small business issuers. Our independent directors will hold regular executive sessions at which members of management will not be present.

Our directors are elected for a three-year term to hold office until the annual meeting of our stockholders immediately prior to expiration of their term, until they resign or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until their resignation or removal by the board.

Board Committees

On completion of this offering, our board of directors will have an audit committee, compensation committee and governance and nominating committee. Our board of directors has adopted new charters for each of these committees, as well as a code of ethics that will be effective before completion of this offering.

Audit Committee

Upon completion of this offering our audit committee will consist of Messrs. Swanson, Ciancia, Stewart, and Austin. The independent directors we will appoint to our audit committee will each be an independent member of our board of directors as defined by the Amex Company Guide and applicable SEC rules. Mr. Swanson is expected to qualify as an audit committee financial expert as this term is currently defined under SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. The responsibilities of our audit committee include:

•	meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	appointing the independent registered public accounting firm, determining the compensation of the independent registered public accounting firm and pre-approving the engagement of the independent registered public accounting firm for audit and non-audit services;

•	overseeing the independent registered public accounting firm, including reviewing independence and quality control procedures and experience and qualifications of audit personnel that are providing us audit services;

•	meeting with the independent registered public accounting firm and reviewing the scope and significant findings of the audits performed by them, and meeting with management and internal financial personnel regarding these matters;

•	reviewing our financing plans, the adequacy and sufficiency of our financial and accounting controls, practices and procedures, the activities and recommendations of the auditors and our reporting policies and practices, and reporting recommendations to our full board of directors for approval;

•	establishing procedures for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters and the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters; and

•	following the completion of this offering, preparing the report required by the rules of the Securities and Exchange Commission to be included in our annual proxy statement.

Each of the independent auditors and our financial personnel will have regular private meetings, or executive sessions, with our audit committee and will have unrestricted access to our audit committee.

Compensation Committee

Upon completion of this offering, the members of our compensation committee will be Messrs. Ciancia, Smith, Stewart and Zehner. The functions of our compensation committee include:

•	establishing overall employee compensation policies and recommending to our board of directors major compensation programs;

•	reviewing and approving the compensation of our corporate officers and directors, including salary and bonus awards;

•	administering our various employee benefit, pension and equity incentive programs;

•	reviewing executive officer and director indemnification and insurance matters; and

•	following the completion of this offering, preparing an annual report on executive compensation for inclusion in our proxy statement.

None of the persons who will be members of our compensation committee upon the effectiveness of, or following, this offering will have ever been employed by us.

Governance and Nominating Committee

Upon completion of this offering, the members of our governance and nominating committee will be Messrs. Austin, Smith, Swanson, and Zehner. The functions of our governance and nominating committee include:

•	recommending qualified candidates for election to our board of directors;

•	evaluating and reviewing the performance of existing directors;

•	making recommendations to our board of directors regarding governance matters, including our certificate of incorporation, bylaws and charters of our committees; and

•	developing and recommending to our board of directors governance and nominating guidelines and principles applicable to us.

Code of Ethics and Committee Charters

We have adopted a code of ethics that applies to our officers, directors and employees. Our code of ethics, as applied to our Chief Executive Officer, senior executive officers, principal accounting officer, controller and other senior financial officers, is expected to comply with the requirements of Section 406 of the Sarbanes-Oxley

Act. Before completion of this offering, we will make the charters for our audit committee, compensation committee and governance and nominating committee, as well as our code of ethics, available on our web site at www.soundsurgical.com. We have also filed copies of these documents as exhibits to the registration statement that includes this prospectus. You can review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the code of ethics will be provided without charge upon request to us. We intend to disclose any amendments to or waivers of certain provisions of our code of ethics on our website within 5 business days of such amendment or waiver or as otherwise required by the SEC or the American Stock Exchange.

Directors’ Compensation

Currently, the non-employee members of our board of directors are not compensated for serving as directors, although we do reimburse these directors for all reasonable out-of-pocket expenses incurred by them in attending board or committee meetings. Dr. Cimino and Mr. Wingerter, the only employee members of our board of directors, are not separately compensated for their service on our board of directors. Upon completion of this offering, the non-employee members of our board of directors each will receive an annual cash retainer in an amount to be determined by our compensation committee, payable quarterly. In addition, these non-employee directors will receive a per-meeting fee to be set by the compensation committee for each board or committee meeting that they attend, provided that they will not be entitled to additional compensation for attending committee meetings that occur on the same day as a board meeting at which they attend. This cash compensation will be in addition to any stock options or other equity compensation that we determine to grant to our directors on a case by case basis. We expect to grant options to our independent directors at the time they join our board of directors that will be exercisable at a price equal to the fair market value of our common stock on the date of grant. The number of options to be granted to our independent directors will be established by our compensation committee once it is constituted on completion of this offering.

Other Key Employees

Peter D. Geary, Vice President — Operations.    Mr. Geary has served as our Vice President of Operations since April 2004 and has served variously as director of operations and as our director of manufacturing and quality assurance since joining us in July 2000. From 1999 until July 2000, Mr. Geary co-founded and was the director of engineering for Medical Products Solutions, Inc., a firm specializing in identifying, qualifying and coordinating new product design for medical device manufacturers and their customers. Prior to 1999, he served in various engineering positions with Valleylab, Inc. and Allied Signal Aerospace. Mr. Geary holds a B.S. degree in mechanical engineering from Bradley University and an M.B.A. from Rockhurst College.

Richard D. Harger, Vice President — U.S. Sales.    Mr. Harger has served as our Vice President of U.S. Sales since April 2004 and was director of U.S. sales from April 2003. Prior to that time he served as a director of sales for Sound Surgical Sales from August 2002 until we acquired Sound Surgical Sales in April 2003. From June 1998 until August 2002, Mr. Harger was employed in various sales positions, including director of Western U.S. sales, for Cadence Design Systems, a supplier of electronic design automation technologies and engineering services, and one of its business divisions, Tality, a provider of engineering services and intellectual property for the design of complex electronic systems and integrated circuits. Prior to that time, Mr. Harger served in various sales and management positions for United States Surgical Corporation. Mr. Harger received his B.A. in economics from the University of California at Berkeley.

Michaela M. Higgins — Controller.    Ms. Higgins has served as our Controller since April 2005. From January 1999 until joining us, Ms. Higgins was a self-employed management consultant in accounting and finance to a variety of companies in the public and private sectors, including Vail Resorts, Inc. and an international joint venture between Coors Brewing Company and Molson, Inc. (Canada). Prior to that time, she served as director of finance of Telluride Ski and Golf Company in Telluride, Colorado. Ms. Higgins is a certified public accountant and holds a B.A. in English, a B.S. in Business and an M.B.A. from the University of Colorado.

Stephen P. Kregstein, Vice President — Human Resources.    Mr. Kregstein has served as our Vice President of Human Resources and Communications since December 2004 and as a manager of SST LLC since April 2000. He also served as our in-house counsel from June 2002 until being appointed as a Vice President. From 1995 to 2001, Mr. Kregstein was a senior executive, including vice chairman and general counsel, of ClearVision Laser Centers, a company that operated laser vision correction centers. Prior to that time, Mr. Kregstein was engaged in the private practice of law and served as a vice president and general counsel for Capital Associates International, Inc., an equipment leasing and finance company, and senior corporate counsel to CIS Corporation, a specialty lease finance company. Mr. Kregstein received a B.A. degree in psychology from the University of Wisconsin and a J.D. degree from Harvard Law School.

Carter E. Morgan, Vice President — International Sales and Business Development.    Mr. Morgan has been our Vice President of International Sales and Business Development since April 2004 and prior to that time served in various sales management and product development capacities since April 2003. He also served as the director of our U.S. sales from August 2002 until we acquired Sound Surgical Sales in April 2003. From 1998 until joining us, Mr. Morgan was director of sales and distribution for the Americas and Australia for SonoSite Inc, a manufacturer of portable diagnostic ultrasound devices. Prior to working for SonoSite, Mr. Morgan held sales and sales management positions at medical equipment and healthcare units of Philips Medical Systems and McKesson Drug Company. He holds a B.S.B.A. degree in finance from the University of Arizona and an M.B.A from the University of Oregon Graduate School of Business.

Executive Compensation

Summary of Cash and Certain Other Compensation

The following table provides information regarding the compensation earned during the year ended December 31, 2004 by our Chief Executive Officer and our three other executive officers who received compensation exceeding $100,000 in 2004. We refer to our Chief Executive Officer and these other executive officers as the “named executive officers” in this prospectus.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation		Long-Term Compensation	All Other Compensation (2)
				Securities Underlying Options/SARs(#)
		Salary (1)	Bonus
William W. Cimino, Ph.D. Chairman and President	2004	$360,313	$—	59,800	$—
Donald B. Wingerter, Jr. Chief Executive Officer	2004	268,000	—	105,800	—
Douglas D. Foote Chief Financial Officer	2004	198,040	25,000	71,300	—
Thomas J. Bogle Chief Sales and Marketing Officer	2004	321,555	—	71,300	—

(1)	Includes deferred compensation of $102,063, $124,000 and $24,000 paid to Dr. Cimino and Messrs. Wingerter and Foote from proceeds of the bank credit line we obtained in December 2004. See “Related Party Transactions.”

(2)	In accordance with the rules of the SEC, the other annual compensation described in this table does not include various perquisites and other personal benefits received by a named executive officer that do not exceed the lesser of $50,000 or 10% of such officer’s salary and bonus disclosed in this table.

Stock Option Grants in Last Fiscal Year

The following table provides information regarding stock options that we granted to the named executive officers during the year ended December 31, 2004. All options were granted at the fair value of our common stock on the date of grant, as determined by our board of directors. Each option represents the right to purchase one share of our common stock. Generally, options granted in 2004 to our named executive officers are exercisable in one-third increments commencing December 31, 2004 and at each of December 31, 2005 and 2006.

	Individual Grants
Name	Number of Securities Underlying Options Granted (1)	Percent of Total Options Granted to Employees in Fiscal Year (2)	Exercise or Base Price Per Share	Expiration Date

William W. Cimino, Ph.D.	59,800	6.9%	$4.35	October 2014
Donald B. Wingerter, Jr.	105,800	12.2	4.35	October 2014
Douglas D. Foote	71,300	8.2	4.35	October 2014
Thomas J. Bogle	71,300	8.2	4.35	October 2014

(1)	These options vested with respect to each grantee as to 33% of the underlying shares on December 31, 2004, subject to acceleration of vesting pursuant to the terms of the change of control plan described in “—Employment Agreement and Change in Control Arrangements.”

(2)	Based on 865,950 options granted to employees, including executive officers, during the year ended December 31, 2004 under our stock option and award plans.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

The following table sets forth the number of shares of common stock subject to exercisable and unexercisable stock options held as of December 31, 2004 by each of the named executive officers. The value of unexercised in-the-money options at December 31, 2004 is calculated based on an assumed initial public offering price of $6.50 per share of our common stock, less the per share option exercise price, multiplied by the number of shares issuable upon exercise of the options, without taking into account any taxes that may be payable in connection with the option exercise.

Name	Shares Acquired on Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options at December 31, 2004		Value of Unexercised In-the-Money Options at December 31, 2004

			Exercisable	Unexercisable	Exercisable	Unexercisable
William W. Cimino, Ph.D.	—	—	49,833	37,567	$107,639	$81,145
Donald B. Wingerter, Jr.	—	—	261,433	30,667	564,695	66,241
Douglas D. Foote	—	—	176,333	30,667	380,879	66,241
Thomas J. Bogle	—	—	82,033	30,667	177,191	66,241

Employment Agreements, Severance and Change of Control Arrangements

We entered into an employment agreement with Dr. Cimino effective on consummation of this offering for a term ending December 31, 2006. This agreement replaced the prior employment agreement with Dr. Cimino that was originally executed August 10, 1998. Under the new employment agreement, Dr. Cimino will receive a base salary of $250,000 per year, his current salary, and will be given the opportunity to receive an annual cash bonus equal to at least 50% of his base salary upon achievement of objectives to be established by the compensation committee of the board of directors. In the event Dr. Cimino’s employment is terminated by us during the term of the agreement without cause, if he resigns for good reason as defined in the agreement, or if there is a change in our control, Dr. Cimino will be entitled to receive severance benefits that are highest in amount, without duplication, under his employment agreement, our Severance Plan for Officers and Executives, or our Control Change Plan. The agreement contains provisions regarding nondisclosure of confidential information and requiring that Dr. Cimino not compete with us during his employment and thereafter for a period of one year or the longest period during which he receives benefits under his employment agreement, the Severance Plan, or the Control Change Plan. All inventions by Dr. Cimino relating to any medical device or process involving or relating to ultrasonic waves while employed by the Company belong to us, and he is obligated to disclose and assign all such inventions to us.

On April 10, 2005, we entered into an employment agreement with Mr. Foote, our chief financial officer. The 12-month agreement provides for monthly compensation of $16,667 to be paid to Mr. Foote commencing on the day after this offering is effective. The agreement also provides for Mr. Foote to receive an incentive bonus in the amount of $100,000 in consideration for services rendered and to be rendered to us, including services related to this offering. The agreement also provides that, subject to certain conditions, vested options held by Mr. Foote may be exercised up to 12 months after the termination of his employment.

None of the other named executive officers and vice presidents have employment agreements with us, but each is a participant in the Sound Surgical Technologies Inc. Severance Plan for Officers and Executives. Upon involuntary termination of employment (other than for cause, disability or death), provided that the terminated officer or executive executes a general release in favor of us, we are required to pay the terminated officer’s or executive’s base salary for 12 months. In addition, the terminated officer or executive could be eligible for a pro-rated annual bonus for the year in which his employment terminates, in our discretion. The terminated officer or executive would also receive: (i) continued vesting of his or her outstanding stock options for 12 months and 12 months to exercise vested stock options (unless a longer period is provided in the option agreements); and (ii) continuation of health and dental benefits for 12 months at active employee rates. Any unvested restricted stock and restricted stock units are forfeited. As a condition of receiving the foregoing benefits, the plan requires each participating officer and executive to agree to covenants providing for the confidentiality of our information, one year noncompetition, two years of nonsolicitation of our employees and customers, and non-disparagement. “Cause” is defined in the plan as substantial failure or refusal to perform duties and responsibilities of the executive’s job, violation of fiduciary duty, conviction of a felony or misdemeanor, dishonesty, theft, intentional violation of our rules or policy, or other egregious conduct that has or could have a serious and detrimental impact on us and our employees.

In March 2005, our board of directors adopted the Sound Surgical Control Change Plan for management and key employees. Under the plan, our named executive officers and each officer with a title of vice president, are entitled to receive specified benefits if they are terminated without cause or if they terminate their employment for good reason (as defined in the plan) within two years of a change of control of Sound Surgical. Benefits under the plan include:

•	full vesting and immediate exercisability of all stock options held by the employee;

•	immediate lapsing of any repurchase rights relating to shares of our stock held by the employee;

•	continuation of all life, medical, dental, vision and disability insurance benefits for a period ranging from a minimum of three months (for vice presidents who are terminated between one and two years following a change of control) to a maximum of one year (for our named executive officers and vice presidents that are terminated within one year following a change of control); and

•	a lump-sum severance payment ranging from a minimum of 100% of base salary and bonus (vice presidents who are terminated between one and two years following a change of control) to a maximum of 2.99 times the salary and bonus compensation (for our named executive officers and vice presidents who are terminated within one year following a change of control).

Employee Benefit Plans

2000 Option Plan

Our 2000 Option Plan, or the 2000 plan, was initially adopted by our board of directors and stockholders in September 2000. The 2000 plan is not a qualified plan. The 2000 plan is an amendment and restatement of the 2000 Unit Option Plan maintained by SST LLC. As of December 31, 2004, 1,150,000 shares of common stock were authorized for issuance under the 2000 plan, of which no shares have been issued and 487,600 shares were subject to outstanding options at a weighted average exercise price of $3.73 per share. Substantially all of the outstanding options under the 2000 plan are fully vested and terminate 10 years after the grant date, or earlier if the option holder is no longer an executive officer, employee, consultant, advisor or director, as applicable, of our company.

2004 Equity Award Plan

Our 2004 Equity Award Plan, or the 2004 plan, was initially adopted by our board of directors in September 2004 and will be submitted for stockholder approval in December 2004. The 2004 plan is an amendment and restatement of the 2004 Unit Award Plan maintained by SST LLC. The 2004 plan is not a qualified plan. As of December 31, 2004, 747,500 shares of common stock were authorized for issuance under the 2004 plan, of which no shares have been issued, and 723,350 shares were subject to outstanding options at a weighted average exercise price of $4.35 per share. Outstanding options under the 2004 plan generally vest over a period of less than three years and terminate 10 years after the grant date, or earlier if the option holder is no longer an executive officer, employee, consultant, advisor or director, as applicable, of Sound Surgical.

2005 Equity Incentive Plan

Our 2005 Equity Incentive Plan, or 2005 stock plan, was adopted by our board of directors and approved by our stockholders in March 2005. Our 2005 stock plan became effective March 1, 2005. Our 2005 stock plan permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards and dividend equivalent rights. We have reserved 400,000 shares of our common stock for the issuance of awards under our 2005 stock plan. The number of shares reserved for issuance under the 2005 Stock Incentive Plan will be increased on the first day of each of our fiscal years from 2006 through 2014 by the lesser of:

•	500,000 shares;

•	15% of the increase, if any, in our outstanding common stock from the first day through the last day of the immediately preceding fiscal year; or

•	the number of shares determined by the board of directors.

In the first year after this offering, this increase will be measured from the number of shares of common stock outstanding immediately after the closing of this offering. The number of shares of our common stock reserved under the plan will be subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under our 2005 stock plan will be available for future awards.

Our 2005 stock plan will be administered by the compensation committee of the board, which will be comprised of at least two non-employee directors appointed by our board of directors. The administrator of our 2005 stock plan has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of our 2005 stock plan. The administrator may delegate to the Chief Executive Officer the authority to grant awards to employees, other than our executive officers, provided that the administrator fixes the maximum number of shares that may be awarded and guidelines regarding the exercise price or conversion ratio or price, as applicable, and the vesting criteria.

All full-time and part-time officers, employees, non-employee directors and other key persons are eligible to participate in our 2005 stock plan, subject to the discretion of the administrator.

The exercise price of stock options awarded under our 2005 stock plan may not be less than the fair market value of the common stock on the date of the option grant in the case of incentive stock options and no less than 85% of the fair market value of the common stock on the date of the option grant in the case of non-qualified stock options. The term of each stock option may not exceed 10 years from the date of grant. The administrator will determine at what time or times each option may be exercised and, subject to the provisions of our 2005 stock plan, the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised.

To qualify as incentive stock options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive stock options granted to a single recipient which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders.

In the event of a merger, sale or dissolution of our company, or a similar “sale event,” all outstanding awards under our 2005 stock plan, unless otherwise provided for in a particular award, will terminate unless the parties to the transaction, in their discretion, provide for assumption, continuation or appropriate substitutions or adjustments of these awards. In the event that the outstanding awards under our 2005 stock plan terminate in connection with a sale event, all stock options and stock appreciation rights granted under our 2005 stock plan will automatically become fully exercisable and all other awards granted under our 2005 stock plan will become fully vested and non-forfeitable as of the effective time of the sale event.

No awards may be granted under our 2005 stock plan after February 2015. In addition, our board of directors may amend or discontinue our 2005 stock plan at any time, and the administrator may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder’s consent. Other than in the event of a necessary adjustment in connection with a change in our stock, a sale event or similar transaction, the administrator may not “reprice” or otherwise reduce the exercise price of outstanding stock options. Further, material amendments to our 2005 stock plan will be subject to approval by our stockholders including amendments to (1) increase the number of shares available for issuance under our 2005 stock plan, (2) expand the types of awards available under, the eligibility to participate in, or the duration of, our 2005 stock plan, or (3) materially change the method of determining fair market value for purposes of our 2005 stock plan. Additionally, stockholder approval will be required to amend the 2005 stock plan if the administrator determines that this approval is required to ensure that incentive stock options qualify as such under the Internal Revenue Code, and that compensation earned under awards qualifies as performance-based compensation under the Internal Revenue Code.

Equity Compensation Plan Information

As of December 31, 2004

	Number of Shares of Common Stock to be Issued upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Shares of Common Stock Remaining Available for Future Issuance
2000 Option Plan	487,600	3.73	662,400
2004 Equity Award Plan	723,350	4.35	24,150
2005 Equity Incentive Plan	—	—	400,000

IRA Plan

We have established and maintained a SIMPLE IRA plan to cover our eligible employees. The Internal Revenue Code allows eligible employees to contribute a portion of their compensation, within prescribed limits, to the plan and allows us to make matching contributions up to an annually determined percentage of the employee’s compensation that is immediately vested. We make matching contributions to the plan of up to 3% of each participating employee’s compensation. In 2003 and 2004, these contributions totaled $29,000 and $78,000, respectively.

RELATED PARTY TRANSACTIONS

Acquisition of Sound Surgical Sales

In 2002, we entered into a master marketing agreement with Thomas J. Bogle on behalf of Sound Surgical Sales, LLC under which Sound Surgical Sales became our contracted master sales and marketing agent exclusively authorized to sell the VASER System in the U.S. and internationally. Sound Surgical Sales was a newly formed LLC. Mr. Bogle then was the owner of less than 1% of our common stock. With that exception, Sound Surgical Sales and its members were then unrelated to us. The agreement provided that we would pay Sound Surgical Sales a monthly fee of $13,500 for each full time or full time equivalent sales representative employed by Sound Surgical Sales. In addition, we were obligated to pay a marketing fee of 7.5% of the sales price of VASER Systems sold or placed by Sound Surgical Sales, plus a 20% commission after deducting the marketing fee. We paid Sound Surgical Sales a total of $196,000 in 2002 under the master marketing agreement.

In April 2003, we purchased Sound Surgical Sales, LLC from Thomas J. Bogle and Tom Bogle & Associates, a general partnership comprised of Mr. Bogle, L. Randy Billingsley and Thomas Tierney. The purchase price for Sound Surgical Sales was 140,300 shares of common stock, of which 41% were issued directly to Mr. Bogle and 59% were issued to Tom Bogle & Associates. The purchase was negotiated on an arm’s length basis. We valued Sound Surgical Sales at $503,000 at the time of its purchase, although we did not obtain a valuation or fairness opinion in support of the purchase price. Our valuation of Sound Surgical Sales at approximately $500,000 was based on (i) our determination that the sales and marketing functions performed by Sound Surgical Sales were then best performed by us rather than an outside contractor, (ii) an offer by the principal member of Sound Surgical Sales to sell Sound Surgical Sales to us for approximately $500,000, and (iii) our determination that the cost of developing in-house the customer database, customer sales as well as marketing plans and materials, and recruiting, developing and training of a sales force already in place at Sound Surgical Sales would exceed the cost of acquiring Sound Surgical Sales. Following the purchase, Mr. Bogle became an officer and manager of SST LLC., but the purchase of Sound Surgical Sales was not conditioned on our hiring of Mr. Bogle.

In May 2004, the board approved the reimbursement of $175,000 in moving and temporary living expenses incurred by Mr. Bogle arising from his relocation following our purchase of Sound Surgical Sales. The board also approved the reimbursement of $51,000 in expenses that were paid by Mr. Bogle but were incurred for the benefit of Sound Surgical Sales before our purchase of Sound Surgical Sales. We satisfied these obligations through the issuance of common stock valued at $175,000 and the offset of $51,000 against a subscription receivable from Mr. Bogle. Mr. Bogle participated in the board discussions concerning the referenced amounts but did not participate in the deliberations or the board vote authorizing such reimbursement.

Issuance of Common Stock and Warrants

In October and December 2003, our board of directors authorized the issuance of units of securities comprised of 1 share of common stock and 1.4 warrants to acquire shares of common stock per unit. We sold such securities to Mr. Wingerter, a limited liability company affiliate of Mr. Bogle, and Vincent S. Pino, who is a non-officer Manager of SST LLC. Each warrant entitles the holder to purchase one share of our common stock at a price of $3.59 per share, thus enabling Mr. Wingerter, Mr. Bogle’s affiliate and Mr. Pino to acquire 292,100, 158,700 and 151,800 shares of common stock, respectively. Each warrant is exercisable for a five year period from the date of grant. The exercise price of the warrants is identical to the price at which we then were selling our common stock to unrelated third parties.

Repayment of Affiliate Debt, Deferred Compensation and Accrued Series A Preferred Stock Dividends

From 2001 through December 31, 2004, we have had an ongoing financing arrangement with Mr. Wingerter. No loan agreement was used to evidence this arrangement, although promissory notes were issued by us to evidence individual borrowings. For example, in 2001 we borrowed $300,000 from Mr. Wingerter that, together with accrued interest, was converted into 198,000 shares of Series A preferred stock in 2002. Mr. Wingerter is the beneficial owner of 96.7% of our outstanding Series A preferred stock. We borrowed an additional $420,000 from Mr. Wingerter in 2002 and $300,000 in 2003 that was refinanced in 2003 under a new unsecured note that allowed us to borrow up to an additional $480,000 for a total credit line under that note of up to $1.2 million. During 2003, Mr. Wingerter converted $633,000 of the outstanding balance under this note into 177,100 shares of common stock. The remaining balance under this note of $474,000 principal and $151,000 accrued interest was repaid in December 2004 using proceeds from the bank line of credit described below. All advances from Mr. Wingerter bore annual interest of 12%, were unsecured, and were due on demand. Mr. Wingerter personally guaranteed the bank credit line but was not compensated by us for providing such guarantee.

We obtained a secured credit line from Colorado Business Bank in December 2004. At that time, we drew down $1.1 million under the credit line to repay $850,000 in borrowings, accrued interest, accrued dividends and accrued compensation to Mr. Wingerter and to pay accrued compensation of $123,000 and $24,000 owed to Dr. Cimino and Mr. Foote, respectively. The accrued compensation due Dr. Cimino and Mr. Foote was an unsecured obligation. Following these payments, we no longer had any affiliate indebtedness, deferred compensation or unpaid accrued dividends. Although we intend to pay off the outstanding credit line balance upon completion of this offering, the credit line will remain available for use at management’s discretion through June 2005.

Issuances of Preferred Stock

In 2002, we sold 276,000 shares of our Series A preferred stock to Mr. Wingerter and one of our vice presidents, Peter D. Geary, for $495,000, which included the conversion of debt and accrued interest then owed to Mr. Wingerter of $408,000. The balance represents $17,000 of deferred compensation owed to Mr. Geary and cash paid by Mr. Wingerter of $70,000. All outstanding shares of Series A preferred stock will convert into shares of common stock upon the closing of this offering. The conversion price of the preferred stock was equal to the estimated fair value of our common stock at the date of the sale, based on the price paid for our common stock in sales to unrelated parties at the time of the preferred stock sale. As indicated above, all accrued dividends on the Series A preferred stock for 2002, 2003 and 2004 were paid to Messrs. Wingerter and Geary in December 2004. All accrued and unpaid dividends for the period after December 31, 2004 and until conversion of the Series A preferred stock will be paid on completion of this offering.

Other Transactions

In 2003 and 2004, Mr. Wingerter incurred administrative travel, marketing, center development expenses, and sales-related expenses of $107,000 and $46,000, respectively, on our behalf. Mr. Wingerter did not submit these expenses to us for reimbursement until the fourth quarter of 2004. We restated our 2003 financial statements to reflect these expenses in the period in which they were incurred, even though the expenses were not reimbursed to Mr. Wingerter until December 31, 2004. In February 2005, we adopted a new expense reimbursement policy under which our officers and other employees will be required to submit expenses to us for reimbursement not more than five business days after the end of each calendar quarter in order for the incurred expenses to be reimbursable by us.

On March 1, 2005, we adopted the Sound Surgical Control Change Plan which provides that certain employees, including our named executive officers, are entitled to receive specified benefits if they are terminated without cause or if they terminate their employment for good reason within two years of a change in control of our company. For more information regarding the Sound Surgical Control Change Plan, see “Management — Employment Agreement and Change in Control Arrangements.” We also have entered into agreements to indemnify our directors and executive officers in addition to the indemnification provided for in our certificate of incorporation and bylaws. For more information regarding indemnification matters, see “Description of Securities — Limitation on Liability and Indemnification of Directors and Officers.”

Future Transactions

All future material affiliated transactions between us and our affiliates, including any officer, director or 5% or greater stockholder, will be made on terms that are no less favorable to us than those that could be obtained from unaffiliated third parties. Furthermore, any such affiliated transactions must be approved by a majority of our independent directors who do not have an interest in the transactions and who have access, at our expense, to our or other independent legal counsel. We will maintain a majority of independent directors on our board of directors, and in the event there are only two such independent directors, both independent directors must be disinterested in and approve material affiliated transactions involving our officers, directors, or other affiliated persons. While interested directors may participate in board discussions regarding a transaction, such directors will not participate in deliberations or vote on the matter, and the transaction must be approved in the manner specified above.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information concerning beneficial ownership of our common stock by:

•	each person known by us to beneficially own 5% or more of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

The number of common shares “beneficially owned” by each stockholder is determined under rules issued by the SEC regarding the beneficial ownership of securities. This information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership of common stock includes (1) any shares as to which the person or entity has sole or shared voting power or investment power and (2) any shares as to which the person or entity has the right to acquire beneficial ownership within 60 days after March 31, 2005, including any shares that could be purchased by the exercise of options or warrants on or within 60 days after March 31, 2005.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under community property laws.

Each stockholder’s percentage ownership before this offering is based on 6,755,100 shares of our common stock outstanding as of December 31, 2004, as adjusted to reflect the merger, including the conversion of Series A preferred stock into common stock on completion of this offering and the shares of common stock that may be acquired by such stockholder upon exercise of options or warrants that are exercisable on or within 60 days after March 31, 2005. Each stockholder’s percentage ownership after this offering is based on 6,755,100 shares of our common stock to be outstanding immediately after the completion of this offering plus the number of shares of common stock that may be acquired by such stockholder upon exercise of options that are exercisable on or within 60 days after March 31, 2005. We have granted the underwriters an option to purchase up to 450,000 additional shares of our common stock and Dr. Cimino has granted the underwriters an option to purchase up to 45,000 shares owned by him to cover over-allotments, if any, and the table below assumes no exercise of that option.

Unless otherwise indicated, the address of each stockholder is c/o Sound Surgical Technologies Inc., 357 South McCaslin Boulevard, Suite 100, Louisville, Colorado 80027-2932.

Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned Before Offering	Percentage of Shares Beneficially Owned After Offering
Directors and Executive Officers
William W. Cimino, Ph.D. (1) (2)	1,521,833	22.4%	15.1%
Donald B. Wingerter, Jr. (2) (3) (4)	1,620,733	22.2	15.3
Douglas D. Foote (5)	261,433	3.8	2.6
Thomas J. Bogle (6)	560,433	8.0	5.4
Director Nominees
H. Gregory Austin	—	*	*
Lawrence J. Ciancia	46,000	*	*
Rick E. Smith	—	*	*
George A. Stewart	—	*	*
Richard J. Swanson	—	*	*
Richard N. Zehner (7)	279,066	4.1	2.7
All directors, executive officers and director nominees as a group (ten persons) (8)	4,289,498	63.1	38.7

Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned Before Offering		Percentage of Shares Beneficially Owned After Offering

Beneficial Owner of 5% or More Other than Directors and Executive Officers
Edward J. and Emilia Cohrs 646 Manorwood Lane Louisville, Colorado 80027	587,514		8.7%	5.8%

*	Represents less than 1% of the outstanding shares of common stock.

(1)	Includes 49,833 shares issuable on the exercise of options that are exercisable on or within 60 days of March 31, 2005. If the underwriters exercise their over-allotment option and purchase 45,000 shares from Dr. Cimino and 450,000 shares from us, the percentage of shares beneficially owned by Dr. Cimino after this offering will be reduced to 14.0%.

(2)	Under a voting agreement dated October 1, 2003, Dr. Cimino has the right to direct the voting of 552,000 shares of common stock owned of record by Mr. Wingerter at meetings of our stockholders until the earlier of (i) the date Mr. Wingerter personally receives by distribution from us an amount exceeding $264,000, (ii) the date Mr. Wingerter sells to a third party common stock purchased by him from Dr. Cimino at a price exceeding $0.55 per share, or (iii) September 22, 2011. The number of shares subject to this voting agreement is subject to reduction by up to 55,200 shares in each of September 2005, 2007, 2009 and 2011 as Mr. Wingerter makes payments then due under a promissory note to Dr. Cimino.

(3)	Includes 29,900 shares of common stock owned of record by Thomas H. Young. Mr. Young is a partner of Merchant & Gould, our intellectual property counsel. Under agreements between Mr. Young and Mr. Wingerter, if an actual or apparent conflict of interest arises with respect to Mr. Young or Merchant & Gould rendering legal services to us, Mr. Young may require Mr. Wingerter or his designee to purchase the 29,900 shares of common stock from Mr. Young for a purchase price equal to that paid by Mr. Young. Alternatively, if we determine that Mr. Young’s representation of us is likely to be compromised, we may deliver a notice to Messrs. Young and Wingerter requiring Mr. Wingerter or his designee to purchase Mr. Young’s shares of common stock on the same terms described above. Accordingly, the shares of common stock beneficially owned by Mr. Wingerter in the table above include the 29,900 shares subject to the agreement between Messrs. Young and Wingerter.

(4)	Includes 261,433 shares issuable on the exercise of options, and 292,100 shares issuable on the exercise of warrants, that are exercisable on or within 60 days of March 31, 2005. Also includes 365,700 shares held of record by Mr. Wingerter and Colorado Business Bank as custodian for Mr. Wingerter, 119,600 shares held of record by Grenawalt Group, and 133,400 shares issuable to Mr. Wingerter on conversion of preferred stock held by him.

(5)	Includes 176,133 shares issuable on the exercise of options that are exercisable on or within 60 days of March 31, 2005.

(6)	Includes 82,033 shares issuable on the exercise of options, and 158,700 shares issuable on the exercise of warrants, that are exercisable on or within 60 days of March 31, 2005. Also includes 112,700 shares of common stock owned of record by Bogle Ventures, LLC and 82,800 shares owned of record by Tom Bogle & Associates.
(7)	Includes 14,566 shares issuable on the exercise of options, and 154,100 shares issuable on the exercise of warrants, that are exercisable on or within 60 days of March 31, 2005.

(8)	See Notes (1) — (7) above.

DESCRIPTION OF SECURITIES

After giving effect to this offering and the merger, on the closing date our authorized capital stock will consist of 60,000,000 shares of common stock, $0.0001 par value, of which 10,055,100 shares will then be outstanding, and 2,000,000 shares of undesignated preferred stock, $0.0001 par value, of which no shares will then be outstanding. The following description summarizes the material terms of our capital stock. Because it is only a summary, it may not contain all the information that is important to you. For a complete description you should refer to our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the Delaware General Corporation Law.

Common Stock

As of December 31, 2004, there were 6,617,100 shares of our common stock outstanding held by stockholders of record, giving effect to our acquisition of the business described in this prospectus. In addition, as of December 31, 2004, there were 276,000 shares of our Series A preferred stock outstanding held by two beneficial owners that will convert into 138,000 shares of common stock on completion of this offering. We have reserved a total of 1,684,750 shares of common stock issuable by us upon the exercise of outstanding options and 802,700 shares of our common stock upon exercise of outstanding warrants. On closing of this offering, 10,055,100 shares of our common stock will be outstanding, assuming no exercise of the underwriter’s over-allotment option. Holders of common stock will have exclusive voting rights for the election of our directors and all other matters requiring stockholder action, except with respect to amendments to our certificate of incorporation that alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment. Holders of common stock will be entitled to one vote per share on matters to be voted on by stockholders and also will be entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. Upon our liquidation or dissolution, the holders of common stock will be entitled to receive pro rata all assets remaining available for distribution to stockholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock at the time outstanding. The common stock will have no preemptive or other subscription rights, and there will be no conversion rights or redemption or sinking fund provisions with respect to such stock. The payment of dividends on the common stock will be subject to the prior payment of dividends on any outstanding preferred stock.

Preferred Stock

Our certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. After giving effect to the merger, we have no preferred stock outstanding. We have no current plans or intent to issue any series of preferred stock.

Series A Preferred Stock

In February 2002, our board of directors authorized the issuance of an aggregate of 276,000 shares of Series A cumulative convertible redeemable preferred stock, or the Series A preferred stock. The Series A preferred stock was sold to three purchasers, including Mr. Wingerter, an IRA for the benefit of Mr. Wingerter, and Peter D. Geary, one of our vice presidents. The 276,000 shares of Series A preferred stock have an aggregate liquidation preference of $598,950. In April 2005, Messrs. Wingerter and Geary voluntarily agreed to convert all outstanding shares of Series A preferred stock owned by them of record and beneficially into 138,000 shares of common stock, in accordance with the conversion rights discussed below. The material terms, preferences and rights of the Series A preferred stock are as follows:

Voting Rights.    Each holder of the Series A preferred stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our certificate of incorporation, the holders of the Series A preferred stock must separately approve any:

•	change to the rights of the Series A preferred stock; or

•	authorization or sale by us of capital stock ranking senior or pari passu with the Series A preferred stock.

Dividends.    Holders of the Series A preferred stock accrue fixed annual cumulative dividends at $.18 per share, payable annually on the anniversary date of the issuance of the preferred stock so long as funds are legally available to pay the dividend and such payment is not otherwise prohibited. Any dividend not paid when due will cumulate and be payable at such time as the conditions of payment are met, and while remaining unpaid will be added to the liquidation preference. Unpaid dividends accrue additional dividends at the rate of 10% per annum from the first anniversary date until paid.

Liquidation.    In the event of our liquidation, dissolution or winding up, holders of the Series A preferred stock will be entitled to receive the value of the liquidation preference plus all accrued and unpaid dividends prior to any payment with respect to the common stock. If a greater amount would be paid to such holders if the Series A preferred stock had been converted into common stock, the holders shall be entitled to receive such greater amount. A liquidation is defined to include a merger or series of events that result in the transfer or issuance of more than 50% of the voting rights of Sound Surgical or a sale of substantially all of our assets.

Conversion.    The holders of the Series A preferred stock may convert these securities into common stock at their election at any time. The conversion rate is two shares of Series A preferred stock for one share of common stock, subject to adjustment for stock splits, stock dividends, recapitalizations or reorganizations, mergers and similar transactions. The holders have agreed to convert all outstanding Series A preferred stock in conjunction with the merger.

Rights and Preferences.    Holders of Series A preferred stock have no preemptive or subscription rights. The Series A preferred stock may be redeemed by us at any time upon proper written notice, subject to the holder’s right to exercise the conversion right at any time prior to the effective date of the redemption. There are no other redemption rights and there are no call, put or sinking fund provisions applicable to the Series A preferred stock.

Warrants

In October and December 2003, we issued warrants to acquire a total of 802,700 shares of common stock. The warrants are currently outstanding and will expire between October and December 2008. The warrants are exercisable at an exercise price of $3.59 per share and have no registration rights as to the warrants themselves or the underlying shares of common stock.

Each of the warrants described above contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations.

Certain Anti-takeover Provisions of Delaware Law and our Certificate of Incorporation and By-Laws

Upon the closing of this offering, we will elect to be governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally will have an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by:

•	persons who are directors and also officers, and

•	employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Staggered Board of Directors

Our certificate of incorporation and by-laws will provide that our board of directors will be classified into three classes of directors of approximately equal size. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual meetings.

Stockholder Action; Special Meeting of Stockholders

Our certificate of incorporation will provide that our stockholders may not take any action by written consent, but only take action at duly called annual or special meetings of stockholders. Our by-laws will further provide that special meetings of our stockholders may be only called by our board of directors with a majority vote of our board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our by-laws will provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be delivered to our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting of stockholders. For the first annual meeting of stockholders after the closing of this offering, a stockholder’s notice shall be timely if delivered to our principal executive offices not later than the 90th day prior to the scheduled date of the annual meeting of stockholders or the 10th day following the day on which public announcement of the date of our annual meeting of stockholders is first made or sent by us. Our by-laws will also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized But Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Removal of Directors

Our certificate of incorporation will provide that a director on our board of directors may be removed from office only for cause and only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of our directors.

Limitation on Liability and Indemnification of Directors and Officers

Our certificate of incorporation and by-laws provide that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions or derived an improper personal benefit from their actions as directors.

We also will enter into agreements with our directors to provide contractual indemnification in addition to the indemnification provided in our certificate of incorporation and proposed by-laws. We believe that these provisions and agreements are necessary to attract qualified directors. Our by-laws also will permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify the directors and officers.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification by us would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to our directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC, 85 Challenger Road, Ridgefield Park, New Jersey 07660. Its telephone number is (201) 926-4000.

Listing

Our common stock has been approved for listing, subject to notice of issuance, on the American Stock Exchange under the symbol “LSV.”

SHARES ELIGIBLE FOR FUTURE SALE AND OTHER FACTORS

AFFECTING THE PRICE OF OUR COMMON STOCK

We cannot predict what effect, if any, market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that these sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Prior to this offering, there has been no public market for our common stock. Although our common stock will be listed, subject to notice of issuance, on the American Stock Exchange, we cannot assure you that there will be an active public market for our common stock. Immediately following our acquisition of the business described in this prospectus and closing of this offering, we will have 10,055,100 shares of common stock outstanding, including 138,000 shares of common stock issuable on conversion of all outstanding Series A preferred stock and 3,300,000 shares of common stock sold by us in this offering, but not including:

•	450,000 shares of common stock issuable by us upon exercise of the underwriters’ over-allotment option;

•	1,684,750 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2004;

•	802,700 shares of common stock issuable upon the exercise of an outstanding warrants as of December 31, 2004; and

•	231,000 shares of common stock issuable on exercise of warrants to be issued to the underwriters in connection with this offering at an exercise price of $8.13 per share (based on an assumed initial public offering price of $6.50 per share, the midpoint of the price range on the cover of this prospectus).

Of the outstanding number of shares after this offering, all of the shares of our common stock sold in this offering, including any shares sold on exercise of the underwriters’ over-allotment option, will be freely tradable without restriction or further registration under the Securities Act of 1933, except for any shares purchased by “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933.

Shares acquired in this offering by affiliates and all of the remaining shares held by our existing stockholders are “restricted securities” as that term is defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, including an exemption under Rule 144 or 701 under the Securities Act, which are summarized below.

The 6,617,100 shares of our common stock outstanding on December 31, 2004 will, assuming that no shares are released from the lock-up agreements described below prior to 180 days after the date of this prospectus, become eligible for sale pursuant to Rule 144 or Rule 701 without registration approximately as follows:

Number of Shares Outstanding After the Initial Public Offering	Date Eligible for Resale
611,800	November and December 2005 subject to the volume limitations of Rule 144.

484,286	March and April 2006 subject to the volume limitations of Rule 144.

4,444,614	180 days from the date of this prospectus under and subject to the volume limitation of Rule 144, assuming that none of our stockholders who will beneficially own less than 10% of our total outstanding common stock after this offering, calculated in the manner described in the section of this prospectus titled “Principal Stockholders,” will be deemed to be an affiliate of ours.

Number of Shares Outstanding After the Initial Public Offering	Date Eligible for Resale
1,055,700	180 days from the date of this prospectus under Rule 144(k), without volume limitations, assuming that none of our stockholders who will beneficially own less than 10% of our total outstanding common stock after this offering, calculated in the manner described in the section of this prospectus titled “Principal Stockholders,” will be deemed to be an affiliate of ours.

20,700	Immediately under Rule 144(k), without volume limitations.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate of ours, who has beneficially owned shares of our common stock for at least one year, including the holding period of any prior owner other than an affiliate of ours, is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of then-outstanding shares of common stock, which will equal approximately 100,000 shares immediately after the closing of this offering (approximately 105,000 shares if the underwriters exercise the over-allotment option in full); or

•	the average weekly trading volume in the common stock on the American Stock Exchange during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate of ours, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the public information, volume limitation, notice and holding period provisions, contained in Rule 144.

Lock-Up Agreements

Our executive officers and holders of our outstanding capital stock, who in the aggregate own in excess of 99% of our capital stock outstanding prior to this offering, have agreed with Roth Capital Partners, LLC that, for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock. However, so long as the transferee agrees to be bound by the terms of the lock-up agreement, a director, executive officer or other holder may transfer his or her securities by gift or for estate planning purposes and in some other circumstances. Roth Capital Partners, LLC may, in its sole discretion, release all or any portion of the shares from the restrictions in any such agreement at any time without prior notice. Currently, we are not aware of any agreements between Roth Capital Partners, LLC and any of our stockholders, option holders, warrant holders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period. Roth Capital Partners, LLC’s determination to release all or any portion of the shares from the lock-up agreements will depend on several factors including, but not limited to, the market price and demand for our common stock and the general condition of the securities markets. However, the release decision is arbitrary and may not be based on any specific parameters. If any or all of those shares were released from the lock-up agreements by Roth Capital Partners, LLC, such shares would in all likelihood be eligible for sale into the public market. Increasing the number of shares available for sale in the public market could cause the price of our stock to decline.

Stock Options and Warants

Following the closing of this offering, we intend to file registration statements on Form S-8 with the SEC covering shares of common stock reserved for issuance under our 2000 Option Plan, our 2004 Equity Award Plan, and our 2005 Stock Incentive Plan. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates. As of December 31, 2004, employees and consultants held exercisable and vested options to purchase 1,149,599 shares of common stock that will be salable following the filing of the S-8 registration statement. Options to purchase 535,151 shares of common stock vest and become exercisable at various dates through December 2006. Warrants to purchase 802,700 shares of common stock are currently exercisable.

Purchases in this Offering

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 350,000 shares of common stock, or approximately 10% of our common stock being offered by this prospectus, at the discretion of our management, to our employees, suppliers, consultants, friends, family, service providers and other persons with whom we have business or personal relationships. None of such persons will be registered broker-dealers or affiliates of a registered broker-dealer. If any reserved shares are purchased by our officers, directors or 5% or more stockholders, the lock-up agreement with Roth Capital Partners, LLC specifically provides that any reserved shares purchased in this offering by such persons will be subject to the 180-day lockup period described above. No offers of reserved shares have been made to any persons prior to the filing of the registration statement that includes this prospectus and such offers will only be made with the prospectus. Furthermore, no funds have been or will be committed to, or paid for, prior to the date of this prospectus. The maximum number of shares that a participant may purchase in the reserved share program is limited to the participant’s pro rata allocation of the 350,000 reserved shares based on the number of shares for which the participant subscribed, but in no event may a participant purchase reserved shares in this offering that represent an amount greater than 5% of the aggregate number of reserved shares.

Other Factors That May Affect the Price of Our Common Stock After This Offering

Because our operating results may fluctuate from quarter to quarter, it may be difficult for us or our investors to predict our future performance by viewing our historical operating results. Following this offering, factors relating to our business may make our future operating results uncertain or cause or operating results to fluctuate in unexpected ways. These factors include:

•	changes in general economic conditions or reductions in available discretionary income in the United States or other countries;

•	the announcement of technological or medical innovations in lipoplasty or new product introductions by us or our competitors;

•	the timing and content of newly published clinical studies relating to medical devices used in lipoplasty procedures;

•	market acceptance of new or enhanced versions of the VASER System and competitive technologies;

•	volume and timing of sales of the VASER System and the levels of its continuing use;

•	changes in manufacturing costs or other expenses;

•	competitive pricing pressures;

•	the gain or loss of significant distribution channels or customers;

•	issuance of patents to us or our competitors;

•	developments in litigation or regulatory proceedings related to intellectual property rights;

•	changes in governmental regulations or in the status of our regulatory approvals or applications;

•	increased research and development expenses;

•	changes in earnings estimates or recommendations by securities analysts who follow us or our competitors; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

In addition, we anticipate that our operating expenses will increase substantially in the foreseeable future as we expand our sales and marketing, clinical support, manufacturing and administrative staff. If our revenues do not continue to grow, we may not be able to achieve profitability. Our expansion efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenues sufficiently to offset these higher expenses. If we fail to do so, the market price for our common stock will likely decline.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

This is a general summary of material United States Federal income and estate tax considerations with respect to your acquisition, ownership and disposition of our common stock if you are a beneficial owner of shares other than:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation created or organized in, or under the laws of, the United States or any political subdivision of the United States;

•	an estate, the income of which is subject to United States Federal income taxation regardless of its source;

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or

•	a trust that existed on August 20, 1996, was treated as a United States person on August 19, 1996, and elected to be treated as a United States person.

This summary does not address all of the United States Federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under United States Federal income tax laws (such as a “controlled foreign corporation,” “passive foreign investment company,” “foreign personal holding company,” company that accumulates earnings to avoid United States Federal income tax, foreign tax-exempt organization, financial institution, broker or dealer in securities or former United States citizen or resident). This summary does not discuss any aspect of state, local or non-United States taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (“Code”), Treasury regulations, judicial opinions, published positions of the United States Internal Revenue Service (“IRS”) and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This summary is not intended as tax advice.

If a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor.

WE URGE PROSPECTIVE NON-UNITED STATES STOCKHOLDERS TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME, ESTATE AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

Dividends

In general, any distributions we make to you with respect to your shares of common stock that constitute dividends for United States Federal income tax purposes will be subject to United States withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate (usually on an IRS Form W-8BEN). A distribution will constitute a dividend for United States Federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Code. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of common stock and, to the extent it exceeds your basis, as gain from the disposition of your shares of common stock.

Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a United States permanent establishment maintained by you) generally will not be subject to United States withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to United States Federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to United States persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Sale or Other Disposition of Common Stock

You generally will not be subject to United States Federal income tax on any gain realized upon the sale or other disposition of your shares of common stock unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment you maintain);

•	you are an individual, you hold your shares of common stock as capital assets, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•	we are or have been a “United States real property holding corporation” for United States Federal income tax purposes (which we believe we are not and have never been, and do not anticipate we will become) and you hold or have held, directly or indirectly, at any time within the shorter of the five-year period preceding disposition or your holding period for your shares of common stock, more than 5% of our common stock.

Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to United States Federal income tax, net of certain deductions, at the same rates applicable to United States persons. If you are a corporation, the branch profits tax also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from United States tax under the treaty. If you are described in the second bullet point above, you generally will be subject to United States Federal income tax at a rate of 30% on the gain realized, although the gain may be offset by some United States source capital losses realized during the same taxable year.

Information Reporting and Backup Withholding

We must report annually to the IRS the amount of dividends or other distributions we pay to you on your shares of common stock and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those dividends and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes a backup withholding tax on dividends and certain other types of payments to United States persons. You will not be subject to backup withholding tax on dividends you receive on your shares of common stock if you provide proper certification (usually on an IRS Form W-8BEN) of your status as a non-United States person or you are a corporation or one of several types of entities and organizations that qualify for exemption (an “exempt recipient”).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of common stock through a United States broker or the United States office of a foreign broker, the broker will be required to report to the IRS the amount of proceeds paid to you and also backup withhold on that amount unless you provide appropriate certification (usually on an IRS Form W-8BEN) to the broker of your status as a non-United States person or you are an exempt recipient. Information reporting (and backup withholding if the appropriate certification is not provided) also would apply if you sell your shares of common stock through a foreign broker deriving more than a specified percentage of its income from United States sources or having certain other connections to the United States.

Any amounts withheld with respect to your shares of common stock under the backup withholding rules will be refunded to you or credited against your United States Federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States Federal estate tax purposes) of the United States at the time of his or her death will be included in the individual’s gross estate for United States Federal estate tax purposes and therefore may be subject to United States Federal estate tax unless an applicable estate tax treaty provides otherwise. Recently enacted legislation reduces the maximum Federal estate tax rate over an 8-year period beginning in 2002 and eliminates the tax for estates of decedents dying after December 31, 2009. In the absence of renewal legislation, these amendments will expire and the Federal estate tax provisions in effect immediately prior to 2002 will be restored for estates of decedents dying after December 31, 2010.

UNDERWRITING

Roth Capital Partners, LLC is the lead managing underwriter of the offering and is acting as representative of the underwriters named below. Subject to the terms and conditions in the underwriting agreement, each underwriter named below has agreed to purchase from us, on a firm commitment basis, the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Roth Capital Partners, LLC
Stifel, Nicolaus & Company, Incorporated

Total	3,300,000

The underwriters’ obligations to purchase our common stock are subject to the satisfaction of the conditions contained in the underwriting agreement, including the following:

•	if any shares of common stock are purchased by the underwriters, then all of the shares of common stock the underwriters agreed to purchase (other than those covered by the over-allotment option described below) must be purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriters.

The underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $             per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $             per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table summarizes the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	Per Share	Total
		Without Over-Allotment	With Over-Allotment
Public offering price	$	$	$
Non-accountable expense allowance
Underwriting discounts and commissions
Total	$	$	$

In addition to the underwriting discounts and commissions, we have agreed to pay the managing underwriter a non-accountable expense allowance of 2.875% of the gross proceeds of this offering. To date, we have provided the managing underwriter a $25,000 advance against expenses. We estimate that the total expenses of the offering, other than underwriting discounts and commissions and the non-accountable expense allowance, will be approximately $1 million.

We have granted to the underwriters an option to purchase up to an aggregate 450,000 of shares of our common stock and Dr. Cimino has granted the underwriters an option to purchase up to 45,000 shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise the option in whole or in part at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the preceding table.

In connection with this offering, we have agreed to issue to Roth Capital Partners, LLC a warrant to purchase 231,000 shares of common stock at an exercise price equal to $8.13. Roth Capital Partners, LLC will not sell, transfer, assign, pledge, or hypothecate this warrant or the securities underlying this warrant, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of this warrant or the underlying securities for a period of 180 days from the date of this prospectus. The warrant is exercisable during the period beginning one year after the date of this prospectus and ending on the fifth anniversary of the date of this prospectus. The common stock issuable on exercise of the warrant has certain registration rights, which are stated in the form of the warrant filed as an exhibit to the registration statement of which this prospectus is a part.

The holders of in excess of 99% of our outstanding common stock, including all of our officers and directors, have agreed, subject to specified exceptions set forth in the underwriting agreement between us and Roth Capital Partners, LLC, not to, directly or indirectly, offer to sell, contract to sell, or otherwise sell, pledge, dispose of or hedge any of our common stock or any securities convertible into or exchangeable for shares of our common stock for a period of 180 days from the date of this prospectus, except with the prior written consent of Roth Capital Partners, LLC. Roth Capital Partners, LLC may, in its sole discretion, release all or any portion of the shares from the restrictions in any such agreement at any time without prior notice. Currently, we are not aware of any agreements between Roth Capital Partners, LLC and any of our stockholders, option holders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period. In considering any request to release shares subject to a lock-up agreement, Roth Capital Partners, LLC will consider the facts and circumstances relating to a request at the time of that request.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 10% of our common stock being offered by this prospectus, at the discretion of our management, to our employees, suppliers, consultants, friends, family, service providers and other persons with whom we have business or personal relationships. All of the persons purchasing reserved shares must commit to purchase no later than the close of business on the day following the date of this prospectus. The reserved shares will be offered on the same terms as the shares that are offered to the public and will not be subject to the lock-up agreements described above except to the extent any of the reserved shares are purchased by our officers, directors or 5% or more stockholders. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representative of the underwriters and us. This price will not necessarily reflect the market price of our common stock following this offering. In determining the initial public offering price of our common stock, the representative will consider:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

An active public trading market may not develop following completion of this offering or, if developed, may not be sustained.

Our common stock has been approved for listing, subject to notice of issuance, on the American Stock Exchange under the symbol “LSV.”

We have agreed to indemnify the underwriters against certain liabilities relating to the offering, including liabilities under the Securities Act and certain liabilities arising from breaches of our representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities. In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock.

Specifically, the underwriters may sell more shares than they are obligated to purchase under the purchase agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon by Robert W. Walter, P.C., Greenwood Village, Colorado. The sole stockholder of Robert W. Walter, P.C. beneficially owns 6,900 shares of Sound Surgical common stock. Selected legal matters related to the offering will be passed upon for the underwriters by Kirkpatrick & Lockhart Nicholson Graham LLP, Los Angeles, California.

EXPERTS

Our balance sheets at December 31, 2003 and 2004, and the statements of operations, changes in members’ equity and cash flows for the years then ended included in this prospectus have been audited by Ehrhardt Keefe Steiner & Hottman PC, independent registered public accounting firm, given upon such firm’s authority as an expert in auditing and accounting.

In December 2004, Ehrhardt Keefe Steiner & Hottman issued its independence letter to our board of directors pursuant to Rule 3600T of the PCAOB, which adopts on an interim basis the Independence Standards Board’s Standard No. 1. That letter reported that Ehrhardt Keefe Steiner & Hottman satisfies the auditor independence standards of Regulation S-B in connection with its audit opinion for the financial statements contained in this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 (File No. 333-121472) under the Securities Act of 1933, as amended, with respect to the shares of common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are materially complete but may not include a description of all aspects of such contracts, agreements or other documents, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

After this offering closes, we will be subject to the information requirements of the Securities Exchange Act of 1934 and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Sound Surgical Technologies LLC

Years ended December 31, 2003 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members

Sound Surgical Technologies LLC

Louisville, Colorado

We have audited the accompanying consolidated balance sheets of Sound Surgical Technologies LLC (the Company) and Subsidiary as of December 31, 2003 and 2004, and the related consolidated statements of operations, members’ equity and cash flows for the periods then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sound Surgical Technologies LLC and Subsidiary as of December 31, 2003 and 2004, and the results of their operations and their cash flows for the periods then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has experienced circumstances which raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/    Ehrhardt Keefe Steiner & Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

March 25, 2005

Denver, Colorado

SOUND SURGICAL TECHNOLOGIES LLC

Consolidated Balance Sheets

	December 31,
	2003	2004
	(Restated)
Assets
Current assets
Cash and cash equivalents	$40,316	$2,031,613
Restricted cash	120,000	252,297
Accounts receivable	274,951	220,997
Investment in sales type leases — current portion, net	—	48,710
Inventory	310,370	822,407
Subscriptions receivable (paid in full subsequent to year-end)	70,000	—
Prepaid expenses	18,580	121,690
Deferred offering costs	—	341,095

Total current assets	834,217	3,838,809

Non-current assets
Property and equipment, net	298,467	417,526
Intangible assets, net	626,990	564,625
Investment in sales type leases — long-term portion, net	—	55,153
Other assets	—	13,500

Total non-current assets	925,457	1,050,804

Total assets	$1,759,674	$4,889,613

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$131,440	$304,146
Accounts payable — related party	106,512	—
Accrued expenses	309,616	343,556
Customer deposit	—	28,132
Deferred revenue — current portion	—	69,626
Line of credit	—	1,149,381
Note payable — related party	484,250	—

Total current liabilities	1,031,818	1,894,841
Non-current liabilities
Deferred revenue — long-term portion	—	194,919
Accrued compensation	295,063	—

Total liabilities	1,326,881	2,089,760

Commitments and contingencies

Members’ equity
Series A cumulative convertible redeemable preferred units, 400,000 units authorized, 240,000 units issued (liquidation preference of $598,950)	495,000	495,000
Membership units	8,162,937	15,148,144
Subscriptions receivable	(81,750)	—
Accumulated deficit	(8,143,394)	(12,843,291)

Total members’ equity	432,793	2,799,853

Total liabilities and members’ equity	$1,759,674	$4,889,613

See notes to consolidated financial statements.

SOUND SURGICAL TECHNOLOGIES LLC

Consolidated Statements of Operations

	For the Years Ended December 31,
	2003	2004
	(Restated)
Revenues
Product sales and services	$1,554,173	$3,155,063
Use fees	97,036	677,287
Gain on sales of sales-type leases	—	323,814

Total revenues	1,651,209	4,156,164

Costs and expenses
Cost of goods sold	544,832	1,244,575
General and administrative	2,667,267	1,992,341
Sales and marketing	2,582,788	5,264,474
Research and development	281,595	218,098

Total costs and expenses	6,076,482	8,719,488

Loss from operations	(4,425,273)	(4,563,324)

Other income (expense)
Interest income	8,754	24,382
Interest expense — related party	(77,728)	(59,606)
Other	(32,345)	(756)

Total other expense	(101,319)	(35,980)

Net loss	(4,526,592)	(4,599,304)

Preferred unit dividends	53,669	54,867

Net loss available to members	(4,580,261)	(4,654,171)

Pro forma net loss per share
Basic and diluted	$(1.01)	$(0.83)

Pro forma weighted average shares used in computing net loss per share-Basic and diluted	4,554,557	5,599,196

See notes to consolidated financial statements.

SOUND SURGICAL TECHNOLOGIES LLC

Consolidated Statements of Changes in Members’ Equity

For the Years Ended December 31, 2003 and 2004

	Series A Preferred Units	Amount	Membership Units	Amount	Subscriptions Receivable	Accumulated Deficit	Total Members’ Equity
Balance — December 31, 2002	240,000	495,000	3,754,000	4,241,119	(99,200)	(3,567,302)	1,069,617
Conversion of note payable — related party	—	—	154,000	632,750	—	—	632,750
Private placement of units	—	—	344,000	1,421,250	(156,750)	—	1,264,500
Payment of subscriptions receivable	—	—	—	—	174,200	—	174,200
Issuance of units for acquisition	—	—	122,000	503,250	—	—	503,250
Compensation associated with change in the provision of stock options	—	—	—	1,364,568	—	—	1,364,568
Preferred units dividends declared	—	—	—	—	—	(49,500)	(49,500)
Net loss (Restated)	—	—	—	—	—	(4,526,592)	(4,526,592)

Balance — December 31, 2003 (Restated)	240,000	495,000	4,374,000	8,162,937	(81,750)	(8,143,394)	432,793
Payment of subscriptions receivable	—	—	—	—	81,750	—	81,750
Private placement of units	—	—	1,374,000	6,870,000	—	—	6,870,000
Issuance of units for services	—	—	6,000	30,000	—	—	30,000
Compensation associated with vesting options	—	—	—	85,207	—	—	85,207
Preferred units dividends declared	—	—	—	—	—	(100,593)	(100,593)
Net loss	—	—	—	—	—	(4,599,304)	(4,599,304)

Balance — December 31, 2004	240,000	$495,000	5,754,000	$15,148,144	$—	$(12,843,291)	$2,799,853

See notes to consolidated financial statements.

SOUND SURGICAL TECHNOLOGIES LLC

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2003	2004
	(Restated)
Cash flows from operating activities
Net loss	$(4,526,592)	$(4,599,304)

Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	92,217	218,797
Allowance for doubtful accounts	—	7,145
Compensation associated with options	1,364,568	85,207
Issuance of units for services		30,000
Gain (loss) on sale of equipment	11,858	—
Changes in assets and liabilities
Accounts receivable	(215,554)	46,809
Inventory	(243,217)	(683,817)
Prepaid expenses	17,207	(103,110)
Investment in sales-type leases	—	(78,685)
Accounts payable	91,460	172,706
Accounts payable-related party	106,512	(106,512)
Accrued expenses	135,077	37,294
Customer deposit	(33,900)	28,132
Deferred revenue	—	264,545
Accrued compensation	130,308	(295,063)

	1,456,536	(376,550)

Net cash used in operating activities	(3,070,056)	(4,975,854)

Cash flows from investing activities
Patents and patents pending	(36,120)	(41,573)
Change in restricted cash	(120,000)	(132,297)
Purchase of property and equipment	(124,583)	(87,318)
Other assets	—	(13,500)

Net cash used in investing activities	(280,703)	(274,688)

Cash flows from financing activities
Proceeds from private placement	2,317,450	7,021,750
Net change in line of credit	—	1,149,381
Payment on related party debt	—	(484,250)
Proceeds from long-term debt	697,000	—
Dividends paid		(103,947)
Payment of offering costs	—	(341,095)

Net cash provided by financing activities	3,014,450	7,241,839

Net (decrease) increase in cash	(336,309)	1,991,297

Cash and cash equivalents — beginning of year	376,625	40,316

Cash and cash equivalents — end of year	$40,316	$2,031,613

(Continued on following page.)

See notes to consolidated financial statements.

SOUND SURGICAL TECHNOLOGIES LLC

Consolidated Statements of Cash Flows

(Continued from previous page.)

Supplemental disclosure of cash flow information:

Cash paid for interest was $151,144 for the year ended December 31, 2004.

Supplemental disclosure of non-cash activity:

For the years ended December 31, 2003 and 2004, the Company transferred VASER® Systems from inventory to equipment under fee-per-procedure (FPP) leases with a cost of $182,755, and $171,780, respectively for deployment to customers.

During 2003, the Company issued equity in return for conversion of $632,750 of debt.

The Company acquired Sound Surgical Sales, LLC during 2003 for 122,000 membership units that were valued at $4.13 per unit, for a total purchase price of $503,250 (Note 1).

The Company transferred $25,178 from property and equipment to sales-type leases for the year ended December 31, 2004.

The Company accrued dividends of $53,669 and $54,867 for the years ended December 31, 2003, and 2004, respectively.

See notes to consolidated financial statements

SOUND SURGICAL TECHNOLOGIES LLC

Notes to Consolidated Financial Statements

Note 1 — Description of Business and Summary of Significant Accounting Policies

Sound Surgical Technologies LLC (the Company) was formed on July 30, 1998 as a Colorado limited liability company. The Company is a specialty medical device company that develops, manufactures and sells proprietary ultrasound-based products used to break up and remove fat deposits from the human body. The Company’s principal product is the minimally invasive VASER System which infuses fluids with precise measurement, selectively targets and breaks up fat deposits with an ultrasonically active probe and removes the emulsified fat with gentle suction in a procedure the Company has named LipoSelectionSM.

In October 2004, the Company approved a member unit split of 2,000 to 1. All units and per unit amounts reflected in the accompanying financial statements have been adjusted to reflect this split.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Sound Surgical Technologies LLC and its subsidiary, Sound Surgical Sales, LLC.

During 2002 and early 2003, the Company paid a fee for services to the decision maker of Sound Surgical Sales under a contract to provide marketing services solely to the Company. Under the provisions of Financial Interpretation No. 46(R), the Company has combined the operations of this entity. In April 2003, the Company acquired 100% of the equity interest in Sound Surgical Sales based on management’s determination that it would be more cost effective and efficient to bring the sales and marketing function in-house. In accordance with Statement of Financial Accounting Standard No. 141, “Business Combinations,” the acquisition was accounted for as an acquisition of a minority interest and purchase method accounting was applied. Before the acquisition, the owner of Sound Surgical Sales was less than a 1% owner of the Company.

Cash and Cash equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk

The Company monitors its cash positions with, and the credit quality of, the financial institutions with which it invests. As of the balance sheet date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.

The Company grants credit in the normal course of business to customers in the United States and abroad. The Company periodically performs credit analysis and monitors the financial condition of its customers to reduce credit risk.

The following represents foreign sales by the Company:

	For the years ended December 31
	2003	2004

South Korea	$74,000	$188,000
Europe	34,000	92,000
Latin America	67,000	164,000
Canada	39,000	3,000

Restricted Cash

Restricted cash includes amounts required to be held in a certificate of deposit to secure a letter of credit.

SOUND SURGICAL TECHNOLOGIES LLC

Notes to Consolidated Financial Statements — (Continued)

Accounts Receivable

The Company provides an allowance for doubtful accounts receivable which is based on historical experience, coupled with a review of the current status of existing receivables. As of December 31, 2003 and 2004, the Company had an allowance for doubtful accounts of $0 and $7,145, respectively.

Inventory

Inventory consists of finished goods and raw materials and is stated at the lower of cost or market, determined using the first-in, first-out (FIFO) method.

Deferred Offering Costs

The Company has incurred costs associated with its anticipated public offering of $341,095 as of December 31, 2004. In the event the Company is successful in completing the public offering, these costs will be netted against proceeds of the public offering. If the public offering is unsuccessful, these costs will be charged to operations during the period the offering is terminated.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided utilizing the straight-line method over the estimated useful lives for owned assets, ranging from 5 to 7 years. Purchased software has been capitalized and is amortized over an estimated useful life of 3 years.

Intangible Assets

Intangibles other than goodwill are recorded at cost and are amortized on the straight-line basis over their contractual or estimated useful lives as follows:

Non-contractual customer relationships	5 years
Patents	20 years
Trademarks	15 years

The allocation of the purchase price for Sound Surgical Sales was based upon the Company acquiring primarily a list of customer relationships. No tangible assets were acquired and no liabilities were assumed as part of this transaction. The bulk of the Company’s sales have been originated from the relationships included in this listing. The Company anticipates that sales will be generated from this list over 5 years and therefore is amortizing this intangible over its useful life of 5 years. An impairment loss will be recognized if sales no longer are generated from this listing.

The Company has incurred certain costs to apply for patents on products. Two patents were issued during the year ended December 31, 2003 and two patents were issued during the year ended December 31, 2004. The Company currently has four patents pending. These costs will be amortized over 20 years on the patents that are approved. Costs of patent applications that are not approved, these costs are charged to expense.

The Company has incurred certain costs to apply for trademarks which will be amortized over 15 years.

Long-Lived Assets

The Company assesses the recoverability of long-lived assets on an annual basis or whenever adverse events or changes in circumstances or business climate indicate that expected undiscounted future cash flows related to such long-lived assets may not be sufficient to support the net book value of such assets. If undiscounted cash flows are not sufficient to support the recorded assets, impairment is recognized to reduce the carrying value of the long-lived asset to the estimated fair value. Estimated fair value is determined by discounting the future expected cash flows using a current discount rate in effect at the time the impairment is determined.

SOUND SURGICAL TECHNOLOGIES LLC

Notes to Consolidated Financial Statements — (Continued)

Unit Options/Warrants

The Company applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), and related interpretations in accounting for all membership unit options issued. Under APB 25, no compensation cost has been recognized related to membership unit options granted to employees where the option price equals or exceeds the market price of the underlying membership unit on the date of grant. However, compensation cost was recognized in 2003 for options purchased by an employee from a third-party which included a modification in the terms of the options.

Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (SFAS 123), as amended, requires the Company to provide pro forma information regarding net income as if compensation cost for the Company’s membership unit options had been determined in accordance with the fair value based method prescribed in SFAS 123. To provide the required pro forma information, the Company estimates the fair value of each membership unit at the grant date by using the Black-Scholes option-pricing model.

The Company has adopted the disclosure-only provisions of SFAS 123. Had compensation cost for the Company’s option plan been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS 123, the Company’s net loss would have been changed to the pro forma amounts indicated below:

	For the Years Ended December 31,
	2003	2004
	(Restated)
Net loss available to members — as reported	$(4,580,261)	$(4,654,171)
Add: Stock based employee compensation included in net loss	572,987	24,000
Deduct: Stock based employee compensation expense determined under fair value based method for all awards	(638,768)	(643,100)

Net loss — pro forma	$(4,646,042)	$(5,273,271)

Net loss per unit:
Basic and diluted net loss per unit
As reported	$(1.16)	$(0.96)

Pro forma	$(1.17)	$(1.08)

During 2004, the Company issued to employees options to purchase 753,000 membership units. The options vest through 2006, with the exception of 156,000, which vest immediately upon grant. The options were issued at an exercise price of $5.00 and expire 10 years from the date of grant. As these options were issued at the fair value of the Company’s units at the date of grant, no compensation expense was recognized. However, the fair value of the options issued at the grant date was $1,295,160 using the Black-Scholes option-pricing model. These options vest as compensation over a 3 year period.

Revenue Recognition

The Company sells the VASER System primarily through a direct sales force and to a lesser extent through distributors. Direct product sales are structured as sales-type lease arrangements or outright sales. Revenue is recognized from direct product sales and from sales-type lease transactions when earned in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition,” (SAB 104), and Emerging Issues Task Force No. 00-21, “Revenue Arrangements with Multiple Deliverables”. Revenue is recognized when persuasive evidence of an arrangement exists, product delivery, including customer acceptance, has occurred or services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. For product sales, revenue is not recognized until title and risk of loss have transferred to the customer. Sales through distribution arrangements do not provide price protection, allowances, credit/discounts or other sales incentives. The Company also enters into arrangements that are solely fee per procedure transactions. These

SOUND SURGICAL TECHNOLOGIES LLC

Notes to Consolidated Financial Statements — (Continued)

transactions are referred to as the VASER System Placement Program (VSP). These arrangements are accounted for as operating leases.

Sales-Type Leases

The Company follows Statement of Financial Accounting Standards No. 13, “Accounting For Leases,” (SFAS 13) for its sales-type lease agreements. Under the Company’s sales-type leases, customers acquire the VASER System for an acquisition price equal to fees for a minimum number of monthly uses plus an additional charge per use in excess of the monthly minimum. In accordance with SFAS 13, the minimum lease payment, less unearned interest income which is computed at the interest rate implicit in the lease, is recorded as the net investment in sales-type leases. The Company recognizes equipment revenue under sales-type lease agreements upon shipment or delivery in accordance with the terms of the customer acceptance. Interest income is recognized over the life of the sales-type lease. The cost of the VASER System acquired by the customer is recorded as cost of goods sold in the same period. In addition, the Company reviews and assesses the net realizability of the investment in sales-type leases at each reporting period.

Sales-type leases include a clause that indicates that customer acceptance is limited to confirmation that the products function in accordance with applicable product specifications in effect at the time of delivery and training has been completed. Formal acceptance by the customer is not necessary to recognize revenue provided that the Company has objectively demonstrated that the criteria specified in the acceptance provisions are satisfied. Each product is tested prior to shipment to ensure that it meets the applicable product specifications in effect at the time of delivery. Additionally, the Company historically has had a minimal number of defective products and any defective products are subject to repair or replacement under warranty as customers do not have a right of return.

Sales of Net Investment in Leases

The Company sells leases to a third party. The Company classifies these transactions as a sale in accordance with Statement of Financial Accounting Standards No. 140 (SFAS 140) “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The Company recognizes a gain on the sale of the investment in leases at an amount equal to the difference between the Company’s investment in sales-type leases and the proceeds received from the third party.

Once the initial term of the agreement is completed, the Company has an opportunity to purchase the equipment from the third party vendor at the equipment’s fair market value.

Use Fee

The Company has entered into operating lease agreements under the VSP program for VASER Systems, generally for terms of three or four years. The Company follows SFAS 13 for its operating lease agreements. The operating leases contain payment terms determined on a fee per procedure basis under which revenues are recognized as actual usage occurs. The cost of the VASER System utilized under operating leases is recorded as a component of property and equipment and is amortized to cost of goods sold over the estimated useful life of the equipment, not to exceed five years. There were no significant minimum rental commitments on these operating leases.

The Company sales-type leases provide for a fee per use upon using the equipment in excess of the stated minimum. Revenue is recognized as actual additional uses reported to the Company are invoiced.

Purchase-Leaseback

In certain circumstances the Company entered into a direct sale with a customer for a specific sales price and subsequently entered into an agreement with the customer to repurchase the equipment under related sales-type lease agreement executed between the Company and the customer. In accordance with SFAS 13, the Company recognizes this transaction as a purchase-leaseback transaction. The Company recognizes an investment in

SOUND SURGICAL TECHNOLOGIES LLC

Notes to Consolidated Financial Statements — (Continued)

direct-finance leases for the present value of the minimum lease payments under the terms of the agreement and defers the related gain which then is recognized over the term of the new lease agreement.

Other Revenue

The Company recognizes revenue generated from servicing VASER Systems that no longer are covered by warranty agreements, or by providing additional training, in the period that these services are provided. Costs associated with the provision of this service and maintenance, including salaries, benefits, travel, spare parts and equipment, are recognized in cost of goods sold as incurred.

The Company also collects funds that are designated as marketing support. The revenue is recognized as revenue over the life of the agreement.

Warranty/Maintenance

Under the Company’s sales-type leases and commencing in 2004, the Company provides maintenance on equipment for the duration of the lease. The Company defers a portion of the sales revenue related to its estimate of the related warranty services to be provided in the future. The Company’s estimate of costs to service its warranty/maintenance obligations is based on historical experience and an expectation of future conditions. Warranty/maintenance income recognized during the year ended December 31, 2004 and deferred revenue as of December 31, 2004 was as follows:

Deferred warranty/maintenance income — December 31, 2003	$—
Warranty/maintenance income	115,713
Income recognized	(11,318)

Deferred warranty/maintenance income — December 31, 2004	$104,395

Research and Development Costs

Expenditures made for research and development are charged to expense as incurred.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2003 and 2004 was $58,000 and $190,000, respectively.

Income Taxes

The Company is a limited liability company (LLC) and has elected to be treated as a partnership for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company’s members and no provisions for income taxes have been recorded on the accompanying financial statements.

A pro forma presentation for income tax adjustments has been computed below using the statutory rates in effect, which represent the federal and state tax provisions that would have been required had the Company been taxed as a C-corporation. The Company’s assumed effective statutory rate based on pre-tax income on a pro forma basis of 40% for both the years ended December 31, 2003 and 2004.

	For the Years Ended December 31,
	2003	2004
	(Restated)
Net loss at reported	$(4,526,592)	$(4,599,304)
Pro forma tax benefit	1,811,000	1,840,000
Impairment of deferred tax asset	(1,811,000)	(1,840,000)

Net loss — pro forma	$(4,526,592)	$(4,599,304)

SOUND SURGICAL TECHNOLOGIES LLC

Notes to Consolidated Financial Statements — (Continued)

Had the Company been a C-corporation, it would have accumulated net operating loss carryforwards that would have resulted in a deferred tax asset. The deferred tax asset would have been impaired for each period presented due to the Company’s history of losses.

Basic Loss Per Unit

All potentially dilutive unit warrants, unit options, and preferred units have an antidilutive effect on diluted per unit amounts and therefore have been excluded in determining net loss per unit. At December 31, 2004, the dilutive effect of such items would increase units outstanding by a total of 2,283,000 units, made up of conversion of preferred units into 120,000 units, conversion of warrants into 698,000 units and conversion of options into 1,465,000 units.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncements

In March 2004, the EITF issued EITF Issue No. 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings Per Share.” EITF Issue No. 03-06 addresses a number of questions regarding the computation of earnings per share (EPS) by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. The issue also provides further guidance in applying the two-class method of calculating EPS. It clarifies what constitutes a participating security and how to apply the two-class method of computing EPS once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. This pronouncement is effective for fiscal periods beginning after March 31, 2004. The Company does not believe that the adoption of this standard will have an impact on its computation of EPS.

In March 2004, the EITF reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF Issue No. 03-01 provides guidance on recording other-than-temporary impairments of cost method investments and requires additional disclosures for those investments. The recognition and measurement guidance in EITF Issue No. 03-01 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The disclosure requirements are effective for fiscal years ending after June 15, 2004 and are required only for annual periods. The Company does not believe that the adoption of this standard will have a material impact on its financial position or results of operations.

New Accounting Pronouncements

In November 2004, the FASB issued FSAS No. 151 “Inventory Costs — an amendment of ARB No. 43, Chapter 4”. Statement No. 151 requires that certain abnormal costs associated with the manufacturing, freight, and handling costs associated with inventory be charged to current operations in the period in which they are incurred. The adoption of SFAS 151 had no impact on the Company’s financial position, results of operations, or cash flows.

In December 2004, the FASB issued a revision of SFAS No. 123 “Share-Based Payment”. The statement establishes standards for the accounting transactions in which an entity exchanges its equity investments for goods and services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or

SOUND SURGICAL TECHNOLOGIES LLC

Notes to Consolidated Financial Statements — (Continued)

services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. The statement does not change the accounting guidance for share-based payments with parties other than employees.

The statement requires a public entity to measure the cost of employee service received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exception). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). A public entity will initially measure the cost of employee services received in exchange for an award of liability instruments based on the current fair value of the award; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation over that period.

The grant-date fair value of employee share options and similar instruments will be estimated using an option-pricing model adjusted for the unique characteristics of these instruments.

The statement is effective for the quarter beginning January 1, 2006. The adoption of this revision will result in the Company recognizing compensation expense for options issued to employees and directors. The compensation expense may be material to the financial statements.

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Nonmonetary Assets-amendment of APB Opinion No. 29”. Statement 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance, defined as transactions that are not expected to result in significant changes in the cash flows of the reporting entity. This statement is effective for exchanges of nonmonetary assets occurring after June 15, 2005. The adoption of this statement is not expected to have a material impact on the Company’s financial position, results of operations, or cash flows.

Note 2 — Management’s Plans

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business.

The Company has incurred accumulated losses of $12,800,000 from inception. These losses and the significant future cash expenditures required to take advantage of the market opportunities available to the Company and generate significantly increased revenues indicate substantial doubt that the Company may be able to continue as a going concern unless additional capital is obtained.

The Company has raised equity of $13,900,000 through December 31, 2004 and is planning to continue to raise monies to partially fund losses.

In the fourth quarter of 2003, management began to implement a strategy of changing the principal source of the Company’s revenues from outright sale of VASER Systems to end-users to a program of placing systems with customers on a fee-per-procedure (FPP) basis utilizing sales-type leases and operating leases to achieve a continuing revenue stream. In April 2004, the Company entered into an agreement with a third party to purchase from the Company certain sales-type leases and the related VASER Systems. Note 1, Revenue Recognition describes the treatment of these FPP agreements.

With anticipated increasing revenue and the additional capital it intends to raise in 2005, management expects that the Company will be able to sustain its growth and operations.

SOUND SURGICAL TECHNOLOGIES LLC

Notes to Consolidated Financial Statements — (Continued)

Note 3 — Investment in Sales-Type Leases

The Company leases equipment to customers under sales-type leases. The components of the Company’s net investment in sales-type leases as of December 31, 2004 are as follows:

Total minimum lease payments receivable	$149,800
Less:
Unearned interest income	36,635
Deferred revenue-maintenance and marketing	7,802
Reserve for uncollectible	1,500

Net investment in sales-type leases	103,863
Less current portion	48,710

Total—long-term portion	$55,153

Future minimum lease payments due under sales-type leases as of December 31, 2004 are as follows:

Year Ending December 31,
2005	$71,400
2006	67,200
2007	11,200

$149,800

Note 4 — Balance Sheet Disclosures

Inventories are summarized as follows:

	December 31,
	2003	2004
Raw materials	$255,693	$353,123
Finished goods	54,677	469,284

	$310,370	$822,407

Property and equipment consist of the following:

	December 31,
	2003	2004
Machinery and equipment	$50,957	$106,141
Furniture and fixtures	62,748	151,716
Software	40,580	40,580
Equipment under operating leases	195,322	253,295

	349,607	551,732
Less accumulated depreciation and amortization	(51,140)	(134,206)

	$298,467	$417,526

Depreciation expense for the years ended December 31, 2003 and 2004 was $34,000 and $96,000, respectively.

SOUND SURGICAL TECHNOLOGIES LLC

Notes to Consolidated Financial Statements — (Continued)

Intangible assets consist of the following:

	December 31,
	2003	2004
Patents and patents pending	$147,443	$189,684
Trademarks	50,762	52,127
Non-contractual customer relationships	503,250	503,250

	701,455	745,061
Less accumulated amortization	(74,465)	(180,436)

	$626,990	$564,625

Amortization expense for the years ended December 31, 2003 and 2004 was $58,000 and $104,000, respectively.

Estimated future amortization expense is as follows:

For the Year Ending December 31,
2005	$108,216
2006	103,883
2007	88,883
2008	50,383
2009	11,883
Thereafter	201,377

$564,625

Accrued expenses consist of the following:

	December 31,
	2003	2004
Dividends	$49,500	$46,146
Simple IRA	12,425	—
Interest	96,728	—
Accrued Compensation	—	201,153
Other	87,184	81,363
Sales taxes	2,524	9,427
Payroll taxes	61,255	5,467

	$309,616	$343,556

Line of Credit

During December 2004, the Company obtained a line of credit with a bank in the amount of $1,200,000. The line of credit bears interest at the bank’s prime rate of 5.25%, matures in June 2005 and is collateralized by $1.0 million of certificates of deposit pledged by the Company and three of its officers, substantially all assets of the Company, and a guarantee by an officer of the Company. The line was used to repay outstanding obligations on the note payable to a related party and accrued liabilities of interest, dividends and compensation. This line is required to be paid in full in the event of a successful public offering of the Company.

Note 5 — Members’ Capital

On February 1, 2002, the Company authorized the issuance of up to 400,000 Series A Cumulative Convertible Redeemable Preferred Units (preferred units) at a price of $2.06 per unit. These preferred units have preference

SOUND SURGICAL TECHNOLOGIES LLC

Notes to Consolidated Financial Statements — (Continued)

upon any liquidation of the Company ahead of ordinary Units (but behind creditors) to a value of $2.06 per preferred unit plus all accrued but unpaid dividends. Each holder of a preferred unit is entitled to an annual dividend in the amount of $0.21 per unit held, and an additional annual dividend equal to 10% of accrued but unpaid dividends, if any. Dividends shall be paid only if the Company has sufficient retained earnings and management deems such payment to be in the best interest of the Company. Holders of the preferred units have the right to convert their units at any time to ordinary units at the ratio of two preferred units for each ordinary unit and to convert any unpaid dividends on the preferred units to ordinary units at a value of $4.13 per ordinary unit. The Company may give notice of redemption at a price of $2.06 per unit at any time.

Private Placements

During 2002, the Company issued 510,000 membership units at $4.13 per unit for a total of $2,103,750. Of this amount, $40,828 represents debt and accrued interest converted to equity. Of the remaining proceeds, the Company had received cash of $1,105,172 as of December 31, 2002 and received an additional $948,750 in early 2003. A total of $99,000 remained outstanding as a subscription receivable and is reflected as a reduction in members’ equity until collected in mid 2003.

During 2003, the Company issued 498,000 blocks of equity securities for a total of $2,054,000. Each block comprised one membership unit and 1.4 warrants to purchase membership units. Each warrant entitles the holder to purchase one membership unit at a price of $4.13. The fair value of the warrant using the Black-Scholes pricing model is equal to $546,014. Of the total purchase price, $632,750 was paid by conversion of debt and accrued interest and the balance paid by cash. Of the remaining proceeds, the Company had received cash of $1,269,500 as of December 31, 2003 and received an additional $70,000 after December 31, 2003. A total of $81,750 remains outstanding as subscriptions receivable and is reflected as a reduction in members’ equity until collected in 2004.

During 2004, the Company issued 1,374,000 membership units for a total of $6,870,000. The Company issued 6,000 membership units valued at $30,000 for services rendered.

In 2002, the Company sold shares to an individual who provides services to the Company. In the event the Company or the individual determines that the ownership of the shares creates a conflict of interest, the Company has an option to require the sale of 29,900 shares and the individual has the right to sell the same shares to an executive of the Company at $4.34 per share.

Public Offering

On December 20, 2004, the Company filed a Registration Statement on Form SB-2 with the US Securities and Exchange Commission. The anticipated initial public offering would offer 3,300,000 shares to the public at a price between $5.50 and $7.50. The net proceeds to the Company, excluding any of the underwriter’s over-allotment of shares are expected to be $18.5 million. As part of this offering the Company will reorganize as a C Corp in a tax-free reorganization. The reorganization will call for the issuance of common shares for membership units estimated to be on a 1.15 to 1 basis. The pro forma loss per share reflects this exchange.

Membership Unit Options

The following table presents the activity for options outstanding:

	Options	Weighted Average Exercise Price
Outstanding — December 31, 2002	656,000	1.62
Granted	—	—
Forfeited/canceled	(32,000)	3.00

Outstanding — December 31, 2003	624,000	1.55
Granted	841,000	5.00
Forfeited/canceled	—	—

Outstanding — December 31, 2004	1,465,000	$3.53

SOUND SURGICAL TECHNOLOGIES LLC

Notes to Consolidated Financial Statements — (Continued)

The following table presents the composition of options outstanding and exercisable:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Price*	Life*	Number	Price*
$0.43	404,000	$0.43	3.8	404,000	$0.43
$3.00	104,000	$3.00	5.8	98,000	$3.00
$4.13	116,000	$4.13	6.5	116,000	$4.13
$5.00	841,000	$5.00	9.6	381,651	$5.00

Total — December 31, 2004	1,465,000	$3.53	5.9	999,651	$2.86

*	Price and Life reflect the weighted average exercise price and weighted average remaining contractual life, respectively.

At December 31, 2003 624,000 options were issued and outstanding of which 606,000 were exercisable. During 2003 the Board of Directors removed performance based restrictions on 154,000 options owned by employees. At the time the restriction was removed, these options had an intrinsic value of $568,000 that has been recorded as compensation expense in 2003. In addition, 8,000 options vested based upon performance criteria. The intrinsic value of these options was $4,500 which has been recorded as compensation as expense. Also during 2003, the Board of Directors changed the life on 206,000 options held by consultants. At the time the life was changed, the options had a fair value calculated using the Black-Scholes option-pricing model of $791,581. This amount has been recorded as consulting expense in 2003.

During 2004, the Company issued to consultants options to purchase 88,000 membership units which vest through 2006. The options were issued at an exercise price of $5.00 per share and expire in 2014. The value of the options that vest in 2004 utilizing the Black-Scholes option pricing model was $45,772 which has been recognized as compensation expense.

Also during 2004, the Company issued to employees options to purchase 753,000 membership units. The options vest through 2006 with the exception of 156,000 options, which vested immediately upon grant. The options expire 10 years from the date of grant. The options are exercisable at the same price as the value of the Company membership units on the date of grant. The fair value of the options was $1,295,160 based upon the Black-Scholes option pricing model using the assumptions in the table below. However, these options vest as compensation over a 3 year period.

During 2003, the Company approved the change in terms of certain options acquired by an officer of the Company. At the date that the vesting provisions of the options were changed, there was an intrinsic value of approximately $570,000 related to these options. Also during 2003, the Company changed the life of certain options held by two consultants. Each option agreement contained a provision that the options would expire within 90 days of termination of the related consulting agreement. The related agreement was terminated; however the Company extended the expiration date of the options until 2008. At the date of the life change, the options had a fair market value of approximately $791,000 using the Black-Scholes option pricing model.

SOUND SURGICAL TECHNOLOGIES LLC

Notes to Consolidated Financial Statements — (Continued)

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

	For the Years Ended December 31,
	2003	2004
Approximate risk free rate	4.25%	4.75%
Average expected life	10 years	10 years
Dividend yield	0%	0%
Volatility	0%	0%
Estimated fair value of each option granted	$1.42	$1.72

Warrants

The following table presents the activity for warrants outstanding and exercisable:

	Warrants	Weighted Average Exercise Price
Outstanding — December 31, 2002	—	$—
Granted	698,000	4.13
Forfeited/canceled	—	—

Outstanding — December 31, 2003 and 2004	698,000	$4.13

All warrants were issued at an exercise price of $4.13. The weighted average remaining contractual life is four years.

Stockholder Agreement

In 2003, the chief executive officer of the Company entered into a transaction to purchase 552,000 shares of the Company’s common stock from an officer and director of the Company for $105,600 and additional contingent consideration based upon future events. As the payment for the shares is based upon future performance, the transaction will be accounted for under variable plan accounting. The Company will recognize an expense equal to difference in the fair value of the shares at the time the performance is satisfied and the consideration paid for the shares.

Note 6 — Commitments and Contingencies

Litigation

The Company has received a threat of litigation in various related matters that arose from the separation of a former officer of the Company. No actions have yet been filed against the Company.

Operating Leases

The Company leases office space under non-cancelable operating leases that expire September 30, 2008. Rent expense was $85,000 and $165,000 for the years ended December 31, 2003 and 2004, respectively.

Future minimum lease payments under these leases are approximately as follows:

Year Ending December 31,
2005	$198,000
2006	201,000
2007	128,000
2008	100,000

$627,000

Letter of Credit

During 2003, the Company obtained an irrevocable letter of credit in the amount of $120,000 expiring August 31, 2005, extendable for a period of fourteen months in the amount of $90,000 and a subsequent period of twelve months in the amount of $60,000, secured by certificates of deposit.

SOUND SURGICAL TECHNOLOGIES LLC

Notes to Consolidated Financial Statements — (Continued)

FDA Regulations

The Company’s products are subject to regulation by the Food and Drug Administration, state authorities and comparable authorities in foreign jurisdictions. The Company is contingently liable for costs of compliance with FDA rules and regulations including recalls, and compliance with other applicable rules and regulations.

Key Suppliers

Two suppliers manufacture the Company’s power amplifiers and probes. If there were to be an interruption in the delivery of these products from the suppliers, the Company would suffer a significant disruption to its operations that may have a material effect on its financial condition and results of operations.

Note 7 — Employee Benefit Plan

The Company has a SIMPLE IRA plan that covers all employees. Employees can contribute up to $9,000 of their annual eligible compensation to the plan. The Company’s matching contribution is a percentage of the employees compensation determined annually at the Company’s discretion and is immediately vested. That percentage for 2003 and 2004 was 3%. The Company made contributions to the plan of $29,000 and $78,000 for the years ended December 31, 2003 and 2004, respectively.

Note 8 — Related Party Transactions

During 2002, the Company entered into an unsecured note payable for $420,000 with one of its members. Interest is calculated at 12% per annum with both principal and interest due on or before July 31, 2003. During 2003, this note was refinanced under a new unsecured note with the same member. The Company can borrow up to $1,200,000 at 12% interest per annum with both principal and interest due on demand. The note can be prepaid at any time without penalty. The Company converted 154,000 membership units at a price of $4.11 per unit for the settlement of $632,750 of the outstanding balance. The remaining principal balance was paid off during the year ended December 31, 2004. As of December 31, 2003, the Company owed an officer of the Company $106,000 for expenses incurred on behalf of the Company, which were paid in December 2004.

During 2003 and 2004, expenses incurred on behalf of the Company by the Company’s CEO were approximately $106,000 and $46,000 respectively. The expenses incurred were to evaluate the establishment of LipoSelection Centers as well as marketing, travel and other administrative expenses. This amount is included as accounts payable-related party on the Company’s 2003 financial statements. The amounts were paid in December 2004.

Note 9 — Restatement of Financial Statements

The December 31, 2003 financial statements have been restated for the correction of an error in previously issued financial statements. The previously issued financial statements did not reflect compensation expense for the modification of the terms of certain options. During 2003, the Board of Directors approved the change in terms of certain options acquired by an officer of the Company. At the date that the vesting provisions of the options were changed, there was an intrinsic value of approximately $570,000 related to these options. Also during 2003, the Board of Directors changed the life of certain options held by two consultants. Each option agreement contained a provision that the options would expire within 90 days of termination of the related consulting agreement. The related agreement was terminated; however the Board extended the expiration date of the options until 2008. At the date of the life change, the options had a fair market value of approximately $791,000 using the Black-Scholes option-pricing method. These amounts are now reflected as an expense in the 2003 financial statements as the expense is required to be recognized immediately upon the modification of terms. The following is a summary of net income and earnings per share reflecting the changes described above for the year ended December 31, 2003.

SOUND SURGICAL TECHNOLOGIES LLC

Notes to Consolidated Financial Statements — (Continued)

In addition, the 2003 financial statements did not reflect certain expenses incurred on behalf of the Company by the Company’s CEO. The expenses incurred by the CEO for the year ended December 31, 2003 were approximately $106,000. The expenses incurred were to evaluate the establishment of LipoSelection Centers as well as marketing, travel and other administrative expenses. This amount is included as accounts payable-related party on the Company’s financial statements. The amounts were paid in December 2004.

The following is a summary of net income and earnings per share reflecting the changes described above for the year ended December 31, 2003.

Year ended December 31, 2003
Net loss available to members as previously reported	$(3,105,012)
Compensation associated with options	(1,368,737)
Expenses not previously reported	(106,512)

Net loss available to members as restated	$(4,580,261)

Net loss per unit basic and diluted as originally reported	$(0.78)
Compensation associated with options	(0.35)
Expenses not previously reported	(0.03)

Net loss per unit basic and diluted as restated	$(1.16)

Note 10 — Subsequent Events

Stock Incentive Plan

The Company adopted a new stock incentive plan in March 2005. The plan permits the Company to grant incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards and dividend equivalent rights.

Note payable

In April 2005, the Company borrowed $300,000 from a stockholder, evidenced by an unsecured promissory note. Principal and accrued interest are due June 30, 2005. The note accrues interest at 42% per annum.

the VASER® system

LipoSelection…only by Vaser

PRECISION FLUID
MANAGEMENT SYSTEM
VASER AMPLIFIER
VENTX™ INFUSION
AND ASPIRATION CONSOLE

VASER GROOVED PROBES DETAIL

Sound Surgical Technologies Inc.

LIPOSELECTION℠
only by VASER®

www.liposelection.com

3,300,000 Shares

Common Stock

PROSPECTUS

Roth Capital Partners	Stifel, Nicolaus & Company Incorporated

                    , 2005

Until                     , 2005, federal securities law may require all dealers selling our common stock, whether or not participating in this offering, to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

References to” the company,”“ the registrant,”“ we”,” us”,” our” and similar expressions in this Part II refer to Sound Surgical Technologies Inc. and its predecessor, Sound Surgical Technologies LLC. References to” SST LLC” refer to Sound Surgical Technologies LLC and its wholly-owned subsidiary, Sound Surgical Sales, LLC, unless the context otherwise requires.

Item 24.    Indemnification of Directors and Officers

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and bylaws that will be in effect upon the completion of this offering that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payments of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that:

•	we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

Our certificate of incorporation, attached as Exhibit 3.1 hereto, and our bylaws, attached as Exhibit 3.2 hereto, provide for the indemnification provisions described above and elsewhere herein. In addition, we have entered into contractual indemnity agreements, a form of which is attached as Exhibit 10.8 hereto, with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnity agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, subject to certain exceptions and limitations. These indemnity agreements also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnity agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities arising under the Securities Act, and reimbursement of expenses incurred in connection with such liabilities.

The agreement between us and the representative of the underwriters, a form of which is filed herewith as Exhibit 1.1, also provides for cross-indemnification among us and the underwriters with respect to the matters described in the underwriting agreement, including matters arising under the Securities Act.

Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere in this registration statement:

Document	Exhibit Number
Form of Underwriting Agreement	1.1
Certificate of Incorporation	3.1
Bylaws	3.2
Form of Indemnity Agreement	10.8

Item 25.    Other Expenses Of Issuance And Distribution

The following table sets forth the costs and expenses, other than the underwriting discount and the non-accountable expense allowance, payable by us in connection with the offering of the common stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers Inc. filing fee and the American Stock Exchange listing fees.

SEC registration fee	$4,427
NASD filing fee	4,260
American Stock Exchange application fee	5,000
American Stock Exchange initial listing fee	30,000
American Stock Exchange annual fee (prorated for 2005)	12,500
Accounting fees and expenses	250,000
Legal fees and expenses	250,000
Printing and engraving expenses	140,000
Blue sky fees and expenses	10,000
Transfer agent and registrar fees and expenses	10,000
Directors’ and officers’ insurance premium	270,000
Miscellaneous	26,471

Total	$1,012,658

Item 26.    Recent Sales of Unregistered Securities

Set forth below is information regarding shares of capital stock issued, warrants issued and options granted by us since our inception in July 1998. Also included is the consideration, if any, received by us for such shares, warrants and options and information relating to the section of the Securities Act, or rules of the SEC, under which exemption from registration was claimed. The interests set forth below reflect a 2,000:1 forward split of the members’ interests effective October 4, 2004. The number of shares to be received by each member of SST LLC will be based on their proportionate interest in SST LLC. If the shares of common stock received by SST LLC at the time of its acquisition by us exceed the number of membership interests reflected below, then such additional shares will be allocated among the members of SST LLC according to each member’s proportionate interest in SST LLC as reflected below.

(a)    Issuance of Shares

Date of Issuance	Title and Amount of Securities Sold(1)		Name of Person or Class to Whom Securities Were Sold	Nature and Aggregate Amount of Consideration(2)
07/30/98	2,000		William W. Cimino, Ph.D.(3)(4)	$10
07/31/98	1,698,000	property		8,490
06/10/99	20,000			13,400
07/30/99	40,000			26,800

09/03/98	48,000		Douglas D. Foote(3)(4)	20,884
06/10/99	20,000			13,400
07/30/99	10,000			6,700

Date of Issuance	Title and Amount of Securities Sold(1)		Name of Person or Class to Whom Securities Were Sold	Nature and Aggregate Amount of Consideration(2)
09/02/98	346,000		Edward J. Cohrs(5)	$150,000
06/10/99	570,000			381,900
07/14/00	16,000			48,000

09/04/98	12,000	services	David L. Stevens	5,202

04/26/00	60,000		Grenawalt Group(6)	90,000
05/30/00	44,000	services		66,000

07/14/00	34,000		Martin and Jacqueline M. Boone	102,000

07/14/00	34,000		Marty Cohrs	102,000

07/14/00	34,000		Gregory D. and Sandy Easton	102,000

07/14/00	8,000		Robert P. Hjelmstad	24,000
03/24/04	6,000			30,000

07/14/00	34,000		Charles R. Mangum	102,000

07/14/00	100,000		Marcus J. and Karrie Meyer	300,000

07/14/00	18,000		Corey A. Miller	54,000

07/14/00	34,000		J. D. Pavelich Family LLLP	102,000

07/14/00	10,000		Charles Schwab & Co. Cust.	30,000
			FBO James G. Morrissey IRA

07/14/00	8,000		Charles Schwab & Co. Cust.	24,000
			FBO Michael W. Quinn IRA

07/14/00	16,000		James A. Simonson	48,000

07/14/00	8,000		David C. Tyng	24,000
11/22/04	4,000			20,000

07/14/00	20,000		Donald B. Wingerter, Jr.(3)(4)(7)	60,000
02/01/02	198,000	– preferred stock		408,375
12/05/03	182,000			750,750
07/01/02	34,000	– preferred stock	Colorado Business Bank, Cust. FBO Donald B. Wingerter, Jr. IRA (self directed)	70,125

07/10/02	8,000	– preferred stock	Peter D. Geary	16,500

11/11/02	24,000		Thomas J. Bogle(3)(4)(8)	99,000
04/01/03	50,000			206,250
05/28/04	34,000			170,000

11/11/02	12,000		Peter B. Cartmell and Sylvie Terree	49,500

11/11/02	48,000		Peter B. Cartmell, Inc. Defined Benefit Plan	198,000

11/11/02	6,000		Vincent F. and Margaret B. Ewell	24,750

11/11/02	24,000		Charles F. and Jennifer Cartmell Hays	99,000
05/03/04	20,000			100,000

11/11/02	24,000		Christopher T. and Virginia W. Payne	99,000
12/31/02	24,000			99,000
01/22/04	80,000			400,000

Date of Issuance	Title and Amount of Securities Sold(1)	Name of Person or Class to Whom Securities Were Sold	Nature and Aggregate Amount of Consideration(2)
11/11/02	6,000	Arthur W. and Terri L. Young	$24,750
11/11/02	16,000	First Trust Corporation FBO Arthur Warren Young IRA	66,000

12/05/02	8,000	Jon A. and Anita Paoli Kotler	33,000

12/31/02	12,000	Cheng-Lin Hui-Mei	49,500

12/31/02	12,000	Chen Li-Mei	49,500

12/31/02	12,000	Richard B. Humphrey	49,500

12/31/02	6,000	Calvin D. and Diane L. King	24,750

12/31/02	24,000	Brian Kleinwachter	99,000

12/31/02	60,000	Liu Chien-mao	247,500

12/31/02	24,000	Daphne Liu	99,000

12/31/02	12,000	Debra H.C. Liu	49,500

12/31/02	48,000	Jane Liu	198,000

12/31/02	6,000	Peter B. Pruett	24,750
02/25/04	4,000		20,000
10/01/04	4,000		20,000

12/31/02	12,000	Dianne W. Robinson	49,500
12/14/04	16,000		80,000

12/31/02	24,000	Sun Shiao-Tien	99,000

12/31/02	48,000	Yeh Tai-Der	198,000

12/31/02	6,000	Thomas H. Young	24,750
07/19/04	20,000		100,000

12/31/02	12,000	Andrew K. and Rachel R. Yu	49,500

04/01/03	72,000	Tom Bogle & Associates LLP(8)	297,000

10/16/03	94,000	Vincent S. (3) and Rosemary G. Pino	387,750

10/16/03	14,000	Michael V. Pino	57,750

10/16/03	14,000	Tiffany R. Pino	57,750

10/21/03	96,000	Richard N. and Barbara L. Zehner	396,000

12/17/03	98,000	Bogle Ventures, LLC(9)	404,000

02/25/04	40,000	Raymond T. and Geraldine R. Butler	200,000
09/21/04	20,000		100,000

02/26/04	26,000	Jeff Greenberg	130,000

03/24/04	6,000	Dana M. Christensen	30,000
11/22/04	4,000		20,000

03/24/04	20,000	James A. Patterson	100,000

03/26/04	8,000	Robert B. and Yvette Keyser	40,000

Date of Issuance	Title and Amount of Securities Sold(1)	Name of Person or Class to Whom Securities Were Sold	Nature and Aggregate Amount of Consideration(2)
04/02/04	30,000	Alfred D. Roberts	$150,000

04/06/04	10,000	Charles F. Canepa Trust	50,000

04/06/04	14,000	Charles J. Canepa Trust	70,000
07/19/04	10,000		50,000
12/15/04	26,000		130,000
12/16/04	20,000		100,000

04/20/04	30,000	Carol Pearlstein Self	150,000

04/20/04	30,000	William G. Self, Jr.	150,000

04/28/04	20,000	Marsha M. Munro and Terry W. Stephan	100,000

05/17/04	40,000	Sound Principled Investments, LLC(10)	200,000
06/09/04	10,000		50,000
06/21/04	4,000		20,000
09/21/04	20,000		100,000
12/02/04	6,000		30,000
12/15/04	22,000		110,000

05/26/04	20,000	Citigroup Global Markets Inc. IRA Cust. FBO Jennifer B. Cartmell	100,000

05/28/04	10,000	Lawrence J. Ciancia Revocable Trust	50,000
06/24/04	10,000		50,000

05/28/04	10,000	Christine A. Ciancia Revocable Trust	50,000
06/24/04	10,000		50,000

07/08/04	20,000	W. Patrick McMullan, III	100,000

09/24/04	10,000	Robert K. Dalton	50,000

09/28/04	50,000	J. William Futrell	250,000
12/17/04	30,000		150,000

10/01/04	20,000	Estate of James D. Kreidle	100,000

10/01/04	10,000	John J. Hanley	50,000

10/01/04	10,000	Cyndy Kraft	50,000

10/01/04	40,000	Robert C. Lombardi	200,000

10/01/04	10,000	The Lynch Revocable Living Trust	50,000

10/01/04	20,000	Mainspring Partnership, LLLP(1)	100,000

10/01/04	10,000	Jon Mellberg	50,000

10/01/04	10,000	Charles Schwab & Co. Cust. FBO Michelle K. Hanley IRA	50,000

10/01/04	40,000	E. Clarkson Shaw	200,000

10/01/04	20,000	Christopher Shay	100,000
12/16/04	10,000		50,000

10/01/04	10,000	E. Laurence White, III	50,000

10/01/04	20,000	Louis E. and Martine E. Wollenweber	100,000

10/09/04	20,000	Charles H. and Linee F. Yountz	100,000

12/03/04	50,000	Elizabeth Cartmell	250,000

12/10/04	14,000	Russell J. Dispense	70,000

Date of Issuance	Title and Amount of Securities Sold(1)		Name of Person or Class to Whom Securities Were Sold	Nature and Aggregate Amount of Consideration(2)
12/10/04	4,000		William F. and Christine E.W. Leonard	20,000

12/10/04	10,000		Bradley J. Kreidle	50,000

12/10/04	6,000		Balsam Investments LLC(12)	30,000

12/10/04	10,000		Frank C. Teti	50,000

12/10/04	16,000		Twin Peaks Royalty LLC(13)	80,000

12/10/04	60,000		Wellstar Corporation(14)	300,000

12/15/04	20,000		Leslie R. Coffman	100,000

12/16/04	4,000		Richard Karich	20,000

12/15/04	2,000		Maurizio Viel	10,000

12/15/04	2,000		Roberto Viel	10,000

12/16/04	8,000		S. Charles Kemp	40,000

12/16/04	6,000	services	Robert W. Walter	30,000

12/16/04	10,000		Patrick and Jennifer Hape	50,000

12/16/04	10,000		Michael and Julie Taylor	50,000

12/16/04	4,000		Allyson Gottsman	20,000

12/16/04	10,000		Robert C. Russo	50,000

12/16/04	10,000		Barry and Cheryl Benware	50,000

12/16/04	40,000		Law Brothers Investments LLC(15)	200,000

12/16/04	4,000		Scott H. Culley	20,000

12/16/04	4,000		James F. LaSalle	20,000

12/17/04	20,000		Joseph P. Martin	100,000

12/17/04	12,000		Brack G. and Jean Anne Hattler	60,000

12/17/04	20,000		Michael Y. Byun	100,000

(1)	All information for shares presented relate to shares of common stock except as otherwise noted.

(2)	All consideration shown was paid in cash except as otherwise noted.

(3)	Officer and/or manager of SST LLC.

(4)	Officer and/or director of Sound Surgical Technologies Inc.

(5)	In March and April 2005, Mr. Cohrs and his spouse sold shares of common stock to eight accredited investors. The purchasers were Peter B. Cartmell III, Patrick and Glenda E. Curran, Sarah T. Covington, Diane I. Duncan, Kenneth S. Ord, Christopher T. Payne and Virginia W. Payne, and Rosebury L.P. and Meteoric L.P. The general partner of Rosebury L.P. and Meteoric L.P. is Guild Investment Management, Inc. which is controlled by Montague Guild.

(6)	Grenawalt Group, LLC is a limited liability company controlled by Donald B. Wingerter, Jr. and Stephen P. Kregstein, both of whom are officers and managers of SST LLC. Mr. Wingerter is an officer and director of our company and Mr. Kregstein is our Vice President — Human Resources and Communications.

(7)	The 34,000 shares of preferred stock issued to Mr. Wingerter on July 1, 2002 are held of record by Colorado Business Bank, Cust. FBO Donald B. Wingerter, Jr. IRA. Of the shares issued to Mr. Wingerter on December 5, 2003, an aggregate of $632,750 of the consideration shown represented borrowings we made from Mr. Wingerter in 2002 and 2003 that were converted into common stock on such date.

(8)	Tom Bogle & Associates is a general partnership of Thomas J. Bogle, L. Randy Billingsley and Thomas Tierney. The shares of common stock issued to Thomas J. Bogle and to Tom Bogle & Associates on April 1, 2003 were issued in consideration of the purchase of Sound Surgical Sales LLC for a total purchase price of $503,000. The ownership interests of Sound Surgical Sales LLC at the time of such purchase were held 41% directly by Thomas J. Bogle and 59% by Tom Bogle & Associates.

(9)	Bogle Ventures, LLC is an affiliate of Thomas J. Bogle, an officer and manager of SST LLC and an officer of our company.

(10)	Sound Principled Investments, LLC is a limited liability company the principals of which are Stephen Goldstein, Bettye Goldstein, Gregory Buford, Krista Buford, Debra Kubik, and Michael Balkovich.

(11)	Mainspring Partnership, LLLP is a limited liability limited partnership the principals of which are Zona Z. Kreidle, Bradley Kreidle, Kevin Kreidle and Holly O’Connor.

(12)	Balsam Investments LLC is a limited liability company the principal of which is Dale Mayer.

(13)	Twin Peaks Royalty LLC is a limited liability company the principal of which is Dale Mayer.

(14)	Wellstar Corporation is a corporation the shareholders of which are Dale Mayer and the Estate of Dorothy Mayer.

(15)	Law Brothers Investments LLC is a limited liability company the beneficial owners of which are Ronald K. Law, Christopher K. Law, Jeremy K. Law and Dennis K. Law.

(b)    Grant of Warrants

Each of the warrants listed below is exercisable for a five year period from its respective date of grant. The exercise price of each warrant is $3.59 per share. All warrants were issued on the dates stated in 2003, and the registrant has issued no warrants in 2004.

Date of Issuance	Number of Warrants Issued	Name of Warrant Holder
10/16/03	132,000	Vincent S.(1) and Rosemary G.Pino(2)

10/16/03	20,000	Michael V. Pino

10/16/03	20,000	Tiffany R. Pino

10/21/03	134,000	Richard N. and Barbara L. Zehner

12/05/03	254,000	Donald B. Wingerter, Jr.(1)(3)

12/17/03	138,000	Bogle Ventures, LLC(3)(4)

(1)	Officer and/or managers of SST LLC. Mr. Pino was not an officer or director of SST LLC at the time he received these warrants but subsequently became a director of SST LLC.

(2)	In January 2004, all warrants owned by Vincent S. and Rosemary G. Pino were transferred to their adult children, Michael V. and Tiffany R. Pino.

(3)	Officer and/or director of Sound Surgical Technologies Inc.

(4)	Bogle Ventures, LLC is an affiliate of Thomas J. Bogle, an officer and manager of SST LLC and an officer of our company.

(c)    Grant of Options

(i) As of December 31, 2004, options not subject to a formal option plan to purchase 473,800 shares of common stock were outstanding. These options were granted from September 1998 through October 2004 to SST LLC’s officers, managers, consultants, advisors and employees. Substantially all of such options currently are exercisable. These options automatically will be converted into our options on the merger of SST LLC into Sound Surgical Technologies Inc.

(ii) As of December 31, 2004, options to purchase 487,600 shares of common stock were outstanding under the 2000 Unit Option Plan maintained by SST LLC. These options were granted from September 2000 through October 2004 to SST LLC’s officers, managers, consultants, advisors and employees. Substantially all of such options currently are exercisable. The 2000 Unit Option Plan automatically will be converted into our 2000 Option Plan on the merger of SST LLC into Sound Surgical Technologies Inc.

(iii) As of December 31, 2004, options to purchase 723,350 membership interests were outstanding under the 2004 Unit Award Plan maintained by SST LLC. These options were granted from September 2004 through December 2004 to SST LLC’s officers, managers, consultants, advisors and employees. A total of 241,117 options outstanding under the Unit Award Plan are exercisable within 60 days of December 31, 2004. The 2004 Unit Award Plan automatically will be converted into our 2004 Equity Award Plan on the merger of SST LLC into Sound Surgical Technologies Inc. The exercise prices of all options that were issued by us during 2004, including those issued under the 2004 Unit Award Plan, were equal to the prices paid by purchasers of our common stock in (1) a private placement which closed in December 2004 in which $6.87 million was raised by Sound Surgical.

(iv) In December 2004, our board of directors authorized the adoption of the 2005 Stock Incentive Plan. This plan is expected to be approved by our stockholders in December 2004. No options have been granted under the 2005 Stock Incentive Plan. Upon stockholder approval, there will be 400,000 shares of common stock reserved for issuance on exercise of options granted under the 2005 Stock Incentive Plan.

(d)    Acquisition of substantially all of the business of Sound Surgical Technologies LLC

Upon the consummation of the acquisition of Sound Surgical Technologies LLC, which will take place immediately before the closing of the offering contemplated by this registration statement, the registrant will issue an aggregate of 6,755,100 shares of common stock in exchange for all the outstanding membership interests of Sound Surgical Technologies LLC. Additionally, all outstanding warrants and options issued by Sound Surgical Technologies LLC automatically will be converted into warrants and options to acquire shares of common stock of the registrant.

The issuance of securities in the transactions described in paragraphs (a), (b) and (d) above were deemed exempt from registration under the Securities Act in reliance on Section 4(2) or Rule 506 of Regulation D as transactions by an issuer not involving any public offering and not involving any general solicitation or advertising. The recipients of securities in each such transaction represented their status as an accredited investor and their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. All recipients either received adequate information about us or had access, through employment or other relationships, to such information. Each investor who purchased in the private offerings conducted by SST LLC in 2002, 2003 and 2004 represented themselves as an accredited investor.

The offers and issuances of the options described in paragraph (c) above were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. All recipients had adequate access to information about the Registrant through their relationship with the Registrant.

There were no underwriters employed in connection with any of the transactions set forth in this Item 26.

We do not believe that the sales of common stock in the private placement conducted by us from January 19, 2004 through December 18, 2004 should be integrated with the offering described in this registration statement due to the safe harbor provided by Rule 152 of the Securities Act of 1933. The safe harbor applies to issuers conducting a registered public offering after undertaking a private offering under §4(2) and Rule 506 of Regulation D. We completed the private offering of our common stock by December 13, 2004 in compliance with, and reliance on, the exemption offered by Rule 506. The Staff of the SEC has also indicated in no-action letters, including Black Box Incorporated (available June 26, 1990), that a completed private offering will not be integrated with a subsequently commenced public offering.

Item 27.    Exhibits

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement

3.1*	Certificate of Incorporation of the Registrant

3.2*	Form of Bylaws of the Registrant

3.3*	Certificate of Organization of Sound Surgical Technologies LLC

3.4*	Operating Agreement of Sound Surgical Technologies LLC

4.1*	Form of Agreement and Plan of Conversion and Merger, dated as of February , 2005, between the Registrant and Sound Surgical Technologies LLC

4.2*	Specimen common stock certificate

4.3*	Terms of warrant issued to warrant holders in October and December 2003

4.4*	Form of warrant to be issued to Roth Capital Partners, LLC

4.5*	Unsecured promissory note, dated July 30, 2003 issued by the Registrant to Donald B. Wingerter, Jr.

4.6*	Conversion Agreement, dated February 1, 2002, between the Registrant and Donald B. Wingerter, Jr.

4.7*	Conversion Agreement, dated December 5, 2003 between the Registrant and Donald B. Wingerter, Jr.

4.8*	Form of membership unit subscription agreement issued by SST LLC

4.9*	Series A Preferred Stock Conversion Agreement, dated December 14, 2004, by and among the registrant, Donald B. Wingerter, Jr. and Peter D. Geary

4.10.1*	Grid Promissory Note, dated August 1, 2002, issued by the Registrant to Donald B. Wingerter, Jr.

4.10.2**	Grid Promissory Note, dated April 7, 2005, issued by the Registrant to Christopher T. Payne

4.11*	Form of Lock-Up Agreement

5.1**	Opinion of Robert W. Walter, P.C.

10.1#*	2000 Unit Incentive Plan

10.2#*	2004 Unit Award Plan

10.3#*	Form of 2005 Equity Incentive Plan

10.4*	Office Sublease, dated as of July 12, 2004, between the Registrant and Stantec Consulting Group Inc.

10.5*	Facility Lease, dated August 30, 2003, by and between the Registrant and McCaslin Plaza LLC

10.6.1#*	Employment Agreement, dated as of August 10, 1998 and as amended September 1, 2002, by and between William W. Cimino and the Registrant

10.6.2#*	Employment Agreement by and between William W. Cimino and the Registrant

10.7*†	Program Agreement, dated April 1, 2004, by and between the Registrant and Partners Equity Capital Company

10.8*	Form of Indemnity Agreement between the Registrant and each of its directors and executive officers

10.9**	Agreement of Purchase and Sale/Voting Rights Agreement, dated October 1, 2003, by and between Donald B. Wingerter, Jr. and William W. Cimino

Exhibit Number	Exhibit Description

10.10*†	[Intentionally left blank]

10.11*	Contribution Agreement, dated April 1, 2003, by and among the Registrant, Thomas J. Bogle and Tom Bogle & Associates

10.12*	Bank Loan Agreement, dated December 13, 2004, between the Registrant and Colorado Business Bank

10.13*#	Form of Sound Surgical Control Change Plan

10.14*	Form of Sales-Type Lease Sale Agreement between the Registrant and certain of its customers

10.15*	Form of Operating Lease Agreement between the Registrant and certain of its customers

10.16*#	Form of Sound Surgical Technologies Inc. Severance Plan for Executives and Officers

10.17*#	Employment Agreement, dated April 10, 2005, between the Registrant and Douglas D. Foote

10.18**	Purchase Option Agreement, dated December 30, 2002, by and between Thomas H. Young and Donald B. Wingerter, Jr.

21.1*	List of Subsidiaries of the Registrant

23.1**	Consent of Ehrhardt Keefe Steiner & Hottman PC, independent registered public accountants

23.2*	Consent of Robert W. Walter, P.C. (included in Exhibit 5.1)

23.3.1*	Consent of H. Gregory Austin, director nominee

23.3.2*	Consent of Richard N. Zehner, director nominee

23.3.3*	Consent of Richard J. Swanson, director nominee

23.3.4*	Consent of Lawrence J. Ciancia, director nominee

23.3.5*	Consent of George A. Stewart, director nominee

23.3.6*	Consent of Rick E. Smith, director nominee

24.1*	Power of Attorney. Reference is made to page II-12

99.1*	Charter of Audit Committee

99.2*	Charter of Governance and Nominating Committee

99.3*	Charter of Compensation Committee

99.4*	Code of Ethics

*	Previously filed.

**	Filed herewith.

#	Indicates management contract or compensatory plan.

†	Application has been made to the Securities and Exchange Commission to seek confidential treatment of certain portions of this exhibit under Rule 406 of the Securities Act of 1933. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

Item 28.    Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned will:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement or Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Golden, State of Colorado, on the 3rd day of May 2005.

SOUND SURGICAL TECHNOLOGIES INC.

/s/ DONALD B. WINGERTER, JR.
Donald B. Wingerter, Jr.
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Donald B. Wingerter, Jr. acting individually, as true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments to this Registration Statement (including post-effective amendments, or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorney-in-fact and agent the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or Amendment has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ DONALD B. WINGERTER, JR. Donald B. Wingerter, Jr.	Chief Executive Officer and Director (principal executive officer)	May 3, 2005

/S/ WILLIAM W. CIMINO* William W. Cimino*	Chairman of the Board and President	May 3, 2005

/S/ DOUGLAS D. FOOTE Douglas D. Foote	Chief Financial Officer (principal financial and accounting officer)	May 3, 2005

*By:	DONALD B. WINGERTER, JR. ATTORNEY-IN-FACT

Index to Exhibits

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement

3.1*	Certificate of Incorporation of the Registrant

3.2*	Form of Bylaws of the Registrant

3.3*	Certificate of Organization of Sound Surgical Technologies LLC

3.4*	Operating Agreement of Sound Surgical Technologies LLC

4.1*	Form of Agreement and Plan of Conversion and Merger, dated as of February , 2005, between the Registrant and Sound Surgical Technologies LLC

4.2*	Specimen common stock certificate

4.3*	Terms of warrant issued to warrant holders in October and December 2003

4.4*	Form of warrant to be issued to Roth Capital Partners, LLC

4.5*	Unsecured promissory note, dated July 30, 2003 issued by the Registrant to Donald B. Wingerter, Jr.

4.6*	Conversion Agreement, dated February 1, 2002, between the Registrant and Donald B. Wingerter, Jr.

4.7*	Conversion Agreement, dated December 5, 2003 between the Registrant and Donald B. Wingerter, Jr.

4.8*	Form of membership unit subscription agreement issued by SST LLC

4.9*	Series A Preferred Stock Conversion Agreement, dated December 14, 2004, by and among the registrant, Donald B. Wingerter, Jr. and Peter D. Geary

4.10.1*	Grid Promissory Note, dated August 1, 2002, issued by the Registrant to Donald B. Wingerter, Jr.

4.10.2**	Grid Promissory Note, dated April 7, 2005, issued by the Registrant to Christopher T. Payne

4.11*	Form of Lock-Up Agreement

5.1**	Opinion of Robert W. Walter, P.C.

10.1#*	2000 Unit Incentive Plan

10.2#*	2004 Unit Award Plan

10.3#*	Form of 2005 Equity Incentive Plan

10.4*	Office Sublease, dated as of July 12, 2004, between the Registrant and Stantec Consulting Group Inc.

10.5*	Facility Lease, dated August 30, 2003, by and between the Registrant and McCaslin Plaza LLC

10.6.1#*	Employment Agreement, dated as of August 10, 1998 and as amended September 1, 2002, by and between William W. Cimino and the Registrant

10.6.2#*	Employment Agreement by and between William W. Cimino and the Registrant

10.7*†	Program Agreement, dated April 1, 2004, by and between the Registrant and Partners Equity Capital Company

10.8*	Form of Indemnity Agreement between the Registrant and each of its directors and executive officers

10.9**	Agreement of Purchase and Sale/Voting Rights Agreement, dated October 1, 2003, by and between Donald B. Wingerter, Jr. and William W. Cimino

10.10*†	[Intentionally left blank]

10.11*	Contribution Agreement, dated April 1, 2003, by and among the Registrant, Thomas J. Bogle and Tom Bogle & Associates

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Exhibit Number	Exhibit Description

10.12*	Bank Loan Agreement, dated December 13, 2004, between the Registrant and Colorado Business Bank

10.13*#	Form of Sound Surgical Control Change Plan

10.14*	Form of Sales-Type Lease Sale Agreement between the Registrant and certain of its customers

10.15*	Form of Operating Lease Agreement between the Registrant and certain of its customers

10.16*#	Form of Sound Surgical Technologies Inc. Severance Plan for Executives and Officers

10.17*	Employment Agreement, dated April 10, 2005, between the Registrant and Douglas D. Foote

10.18**	Purchase Option Agreement, dated December 30, 2002, by and between Thomas H. Young and Donald B. Wingerter, Jr.

21.1*	List of Subsidiaries of the Registrant

23.1**	Consent of Ehrhardt Keefe Steiner & Hottman PC, independent registered public accountants

23.2*	Consent of Robert W. Walter, P.C. (included in Exhibit 5.1)

23.3.1*	Consent of H. Gregory Austin, director nominee

23.3.2*	Consent of Richard N. Zehner, director nominee

23.3.3*	Consent of Richard J. Swanson, director nominee

23.3.4*	Consent of Lawrence J. Ciancia, director nominee

23.3.5*	Consent of George A. Stewart, director nominee

23.3.6*	Consent of Rick E. Smith, director nominee

24.1*	Power of Attorney. Reference is made to page II-12

99.1*	Charter of Audit Committee

99.2*	Charter of Governance and Nominating Committee

99.3*	Charter of Compensation Committee

99.4*	Code of Ethics

*	Previously filed.

**	Filed herewith.

#	Indicates management contract or compensatory plan.

†	Application has been made to the Securities and Exchange Commission to seek confidential treatment of certain portions of this exhibit under Rule 406 of the Securities Act of 1933. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

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